7/15

07023566

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Huadian Power Int'l Corp Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 2 1 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 04932 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 5/16/07

華電國際電力股份有限公司

HUADIAN POWER INTERNATIONAL CORPORATION LIMITED

(Stock code : 1071)

AR/S
12-31-06



Annual Report 2006







CONTENTS





Guangan Company



Luzhou Company



Suzhou Company



Chizhou Company



Lingwu Company



Zhongning Company



Ningxia Power Company



Xinxiang Company

COMPANY PROFILE

Huadian Power International Corporation Limited (the "Company"), its subsidiaries and jointly controlled entity (together, the "Group") are one of the largest listed power producers in the People's Republic of China (the "PRC"). The Group is primarily engaged in the construction and operation of power plants and other businesses related to power generation. By the end of 2006, the total installed capacity in which the Group has interests amounted to 11,748.9MW, while the total installed capacity controlled or invested by the Group amounted to 14,782.2MW. The total number of employees amounted to 13,649.

The Company was incorporated in Jinan, Shandong Province, the PRC on 28 June 1994. On 30 June 1999, the Company issued approximately 1,431 million H shares in its initial public offering, which were listed on The Stock Exchange of Hong Kong Limited. At the beginning of year 2005, the Company issued 765,000,000 A shares at an issue price of RMB2.52 per share, which were listed on the Shanghai Stock Exchange on 3 February 2005. Following the issue of A shares, the total share capital of the Company increased from 5,256,084,200 shares to 6,021,084,200 shares. In August 2006, the Company completed its share reform in respect of A shares. To date, the Company has 4,590,056,200 domestic shares and 1,431,028,000 H shares, accounting for approximately 76.23% and 23.77% respectively of the total enlarged issued share capital of the Company.


Zouxian Plant


Shiliquan Plant


Laicheng Plant


Qingdao Company


Weifang Company


Zibo Company


Tengzhou Company


Zhangqiu Company

At present, there are a total of 20 power plants/companies wholly-owned or controlled or invested by the Group. The power plants of the Group are all strategically located in the vicinity of major coal mines or electricity load centres. As at present, details of the Group's power generation facilities are as follows:

Power Plants	Installed Capacity (MW)	Equity Interest	Generating Units	Notes
Zouxian Plant *(note 1)*	3,540	100%	1 x 1,000MW + 2 x 600MW + 4 x 335MW	1 x 1,000MW generating unit under construction
Shiliquan Plant *(note 2)*	1,300	100%	2 x 300MW + 5 x 140MW	
Laicheng Plant	1,200	100%	4 x 300MW	
Huadian Weifang Power Generation Company Limited ("Weifang Company") *(notes 1 and 3)*	1,330	45%	1 x 670MW + 2 x 330MW	1 x 670MW generating unit under construction
Huadian Qingdao Power Company Limited ("Qingdao Company") *(note 1)*	1,260	55%	4 x 300MW + 60MW	
Huadian Zibo Power Company Limited ("Zibo Company")	467	100%	2 x 145MW + 2 x 88.5MW	
Huadian Zhangqiu Power Company Limited ("Zhangqiu Company") *(notes 1 and 4)*	890	84.45%	2 x 300MW + 2 x 145MW	
Huadian Tengzhou Xinyuan Power Company Limited ("Tengzhou Company") *(notes 1 and 4)*	963	88.16%	2 x 315MW + 2 x 150MW + 1 x 33MW	
Sichuan Guangan Power Generation Company Limited ("Guangan Company") *(note 1)*	1,800	80%	1 x 600MW + 4 x 300MW	1 x 600MW generating unit under construction
Anhui Huadian Suzhou Power Generation Company Limited ("Suzhou Company")	—	97%	—	2 x 600MW generating units under construction
Anhui Huadian Wuhu Power Generation Company Limited ("Wuhu Company") *(note 5)*	—	95%	—	2 x 660MW generating units under construction

Power Plants	Installed Capacity (MW)	Equity Interest	Generating Units	Notes
Huadian Xinxiang Power Generation Company Limited ("Xinxiang Company")	—	90%	—	2 x 660MW generating units under construction
Huadian Ningxia Lingwu Power Generation Company Limited ("Lingwu Company") *(note 6)*	—	65%	—	2 x 600MW generating units under construction
Ningxia Zhongning Power Generation Company Limited ("Zhongning Company") *(note 7)*	660	50%	2 x 330MW	
Ningxia Power Generation (Group) Company Limited ("Ningxia Power Company")	1,432.2	31.11%	4 x 330MW + 112.2MW	112.2MW wind power; 4 x 330MW thermal power
Anhui Chizhou Jiuhua Power Generation Company Limited ("Chizhou Company")	600	40%	2 x 300MW	
Sichuan Luzhou Chuannan Power Generation Company Limited ("Luzhou Company")	—	40%	—	2 x 600MW generating units under construction
Sichuan Huadian Luding Hydropower Company Limited ("Luding Hydropower Company") *(note 8)*	—	100%	—	4 x 230MW hydroelectric generating units under construction
Jiangsu Huadian Binhai Wind Power Company Limited ("Binhai Wind Power Company") *(note 9)*	—	100%	—	200MW wind power generating units under construction
Huadian Ningxia Ningdong Wind Power Company Limited ("Ningdong Wind Power Company") *(note 10)*	—	100%	—	45MW wind power generating units under construction
Total installed capacity controlled or invested *(note 11)*	14,782.2			
Total interested capacity *(note 12)*	11,748.9			

Note 1: *The second 300MW generating unit of Qingdao Company Phase II expansion project was completed and commenced commercial operation on 9 July 2006. The two 300MW generating units of Zhangqiu Company Phase II expansion project were completed and commenced commercial operation on 14 July 2006 and 19 November 2006 respectively. The first 670MW generating unit of Weifang Company Phase II expansion project was completed and commenced commercial operation on 24 October 2006. The two 315MW generating units of Tengzhou Company Phase II expansion project were completed and commenced commercial operation on 10 November 2006 and 13 December 2006 respectively. The first 1,000MW generating unit Zouxian Plant Phase IV expansion project was completed and commenced commercial operation on 4 December 2006. The first 600MW generating unit of Guangan Company Phase III expansion project was completed and commenced commercial operation on 13 December 2006.*

Note 2: *In 2006, the capacity of unit No. 1 of Shiliquan Plant was expanded from 125MW to 140MW, which increased the total installed capacity of Shiliquan Plant to 1,300MW.*

Note 3: *Upon the completion of capital increase and change of business registration procedures in January 2006, the Company held 45% equity interest in and obtained the power to govern the financial and operating policies of Weifang Company. Starting from January 2006, Weifang Company has been accounted for 100% instead of the previous 30% in the consolidated financial statements.*

Note 4: *In April 2006, the Company's equity interest in Zhangqiu Company was increased from 80.41% to 84.45%. Equity held by the Company in Tengzhou Company was increased from 54.49% to 88.16% as of November 2006.*

Note 5: *On 26 September 2006, the Company entered into Wuhu Share Transfer Agreement with China Huadian Corporation ("China Huadian"), pursuant to which the Company proposed to acquire the 95% equity interest in Wuhu Company from China Huadian at a consideration of RMB25.41 million. The transaction was approved by relevant state authorities on 30 December 2006. In January 2007, the Company paid up the consideration for this acquisition and the acquisition was completed.*

Note 6: *In February 2006, Lingwu Company was established in which the Company held 65% equity interest, and was included into the Group's consolidated financial statement since its incorporation.*

Note 7: *Zhongning Company, formerly known as Ningxia Yinglite Zhongning Power Company Limited, was renamed as Ningxia Zhongning Power Company Limited upon the change of business registration in June 2006.*

Note 8: *On 8 June 2006, Luding Hydropower Company was incorporated in which the Company held 100% equity interests, and was included into the consolidated financial statement since its incorporation.*

Note 9: *On 1 June 2006, Binhai Wind Power Company was incorporated in which the Company held 100% equity interests, and was included into the consolidated financial statement since its incorporation.*

Note 10: *Ningdong Wind Power Company, in which the Company has 100% ownership, was incorporated on 19 March 2007 and was included into the consolidated financial statement since its incorporation.*

Note 11: *The aggregate installed capacities of the Company, its subsidiaries, jointly controlled entity and associates of which the capacity of Ningxia Power Company was aggregated by excluding the capacity of 660MW of Zhongning Company, a jointly controlled entity with 50% equity interest held by Ningxia Power Company.*

Note 12: *The aggregate proportionate installed capacities of the Company and companies controlled or invested by the Company, determined based on the respective percentage of equity interest held by the Company, of which the interested capacity of Ningxia Power Company of 1,092MW was 31.11% included, representing the Company's equity interest in Ningxia Power Company.*

During the reporting period (from 1 January 2006 to 31 December 2006), the operational safety of the Group's generating units has been maintained at a satisfactory level and had achieved 32 consecutive 100-day safety records. The companies managed by the Group such as Qingdao Company, Zibo Company and Tengzhou Company have recorded continuous safe production for over 3,000 days while the safe production record achieved by each of Zouxian Plant, Laicheng Plant and Weifang Company was a period of over 2,000 days. Zhangqiu Company recorded continuous safe production for over 1,500 days.

In 2006, a total of 317 generating units nationwide participated in the 35th Large-scale Thermal Power Units Competition of the PRC for the Year 2005 (with unit capacity of 300MW and above). Generating units were assessed in accordance with their performance in terms of operating efficiency, safe operating period and production rate. Awards were given to 69 generating units in the competition, representing an overall award rate of 21.8%. The Group participated in the competition and represented by 20 generating units of 300MW or 600MW, and 9 of them won awards, representing an award rate of 45%. In the competition, unit No.5 and unit No.6 of Zouxian Plant won the first-class award and third-class award respectively under the 600MW generating units category; unit No.3 of Zouxian Plant, unit No.2 of Qingdao Company, and unit No.3 of Laicheng Plant won the first-class awards under the category of 300MW generating units; unit No.34 of Guangan Company won the second-class awards under the category of 300MW generating units; and unit No.2 of Weifang Company, unit No.6 of Shiliquan Plant and unit No.1 of Qingdao Company won third-class awards under the 300MW generating units category.

SHAREHOLDING STRUCTURE

The shareholding structure of the Company and its principal subsidiaries, associates and jointly controlled entity as at the date of this report is set out as follows:


China Huadian Corporation
Shandong International Trust and Investment Corporation
Shandong Luneng Development (Group) Company Limited
Zaozhuang City Infrastructure Investment Company
Holders of H Shares
Other Holders of A Shares
49.18%
14.11%
1.35%
0.31%
23.77%
11.28%
Huadian Power International Corporation Limited
Wuhu Company 2 x 660MW under construction
95%
Luding Hydropower Company 4 x 230MW hydroelectric under construction
100%
Binhai Wind Power Company 200MW wind power under construction
100%
Ningdong Wind Power Company 45MW wind power under construction
100%
100%
Zouxian Plant 3,540MW 1x1,000MW under construction
100%
Shiliquan Plant 1,300MW
100%
Laicheng Plant 1,200MW
55%
Qingdao Company 1,260MW
45%
Weifang Company 1,330MW 1x670MW under construction
100%
Zibo Company 467MW
84.45%
Zhangqiu Company 890MW
88.16%
Tengzhou Company 963MW
80%
Guangan Company 1,800MW 1x600MW under construction
65%
Lingwu Company 2x600MW under construction
31.11%
Ningxia Power Company 1,432.2MW 112.2MW wind power 4x330MW thermal power
97%
Suzhou Company 2x600MW under construction
50%
Zhongning Company 660MW
90%
Xinxiang Company 2x660MW under construction
40%
Chizhou Company 600MW
40%
Luzhou Company 2x600MW under construction

Particulars of the Company's subsidiaries, associates and jointly controlled entity as at 31 December 2006 are set out in notes 17, 18 and 19 respectively of the financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") included in this annual report.


Cao Peixi
Chairman

CHAIRMAN'S STATEMENT

Dear Shareholders,

I hereby present the annual results of the Group for the year ended 31 December 2006. During the year, despite the keen competition and various unfavourable factors, the Company, under the support of the government and shareholders as well as the concerted efforts and diligence of the management and our staff, accomplished various predetermined targets for the year.

Electricity generation of the Group during the year ended 31 December 2006 amounted to 52.53 million MWh, representing an increase of approximately 12.20% over 2005. Operating turnover for the year amounted to approximately RMB15,131 million, representing an increase of approximately 13.76% over 2005. The Group's profits attributable to equity shareholders amounted to approximately RMB1,201 million, representing an increase of approximately 12.64% over 2005. Earnings per share were RMB0.199. The Board recommended the payment of a final dividend of RMB0.062 per share for the financial year ended 31 December 2006.

As a further step in light of its nationwide development strategy following the acquisition of 97% equity interests in Suzhou Company and 90% equity interests in Xinxiang Company held by its controlling shareholder China Huadian in 2005, the Group entered into share transfer agreements with China Huadian in 2006 to acquire 95% equity interests in Wuhu Company. Such transactions laid a solid foundation for the Company's rapid development as a national independent power producer.

In accordance with relevant requirements of the securities regulatory authorities of the PRC and the government, the Company's share reform in the A shares market kicked off in June 2006 and was completed in August 2006.

To increase the rate of return for shareholders and strengthen its core competitiveness, the Group has been continuously exploring new opportunities for development of electricity business throughout the country, with a view to maintaining its position as one of the largest and most competitive listed power producers in China. The Group's projects under construction and under development are in smooth progress. To date, the Group's projects under construction include the second 1,000MW generating unit of Zouxian Plant Phase IV expansion project, the second 670MW generating unit of Weifang Company Phase II expansion project, the second 600MW generating unit of Guangan Company Phase III expansion project, two 600MW generating units of Lingwu Company, two 600MW generating units of Suzhou Company Phase I project, two 660MW generating units of Xinxiang Company Phase I project, two 600MW generating units of Wuhu Company, two 600MW generating units of Luzhou Company, Anhui Suzhou Straw-fried Thermal Power Plant project with a planned capacity of 50MW ("Suzhou Straw-fried Power Project") and wind power project of Ningdong Wind Power Company with a planned capacity of 45MW.

In addition to developing thermal power, the Group further strengthens the development of Luding Hydropower Company for earlier approval by the State while actively seeking to obtain the development rights for other hydropower projects along the Daduhe river basin and new hydropower resources. In respect of wind power, the Group has obtained the development rights for Jiangsu Binhai and Qingdao Jimo wind power projects. In December 2006, the 45MW Ningdong Wind Power Phase I project was approved by Ningxia Hui Autonomous Region Development and Reform Commission. As for biomass energy power generation, the Company modified the boiler burner of unit No. 5 of Shiliquan Plant by application of the renewable energy utilisation techniques - straw combustion techniques in 2005, which has brought satisfying economic benefit. Meanwhile, the Suzhou Straw-fried Power Project with planned capacity of 50MW was approved by the National Development and Reform Commission in August 2006.

During the past year, the Group's achievement in its operating results was attributable to the unremitting efforts devoted by its staff as well as the support of local governments and shareholders. I hereby express my heartfelt thanks to them. In future operation and development, the Company will strive to keep up with its efforts to create more promising results to render satisfactory return to shareholders.

Cao Peixi
Chairman

Beijing, the PRC
23 March, 2007

BUSINESS REVIEW

(1) Power generation

Electricity generation of the Group during 2006 amounted to 52.53 million MWh, representing an increase of approximately 12.20% over 2005. The average utilization hours of the power generation facilities of the Group were 5,402 hours, representing a decrease of 310 hours from 2005.

(2) Turnover

In 2006, the total volume of electricity supplied by the Group to the grid was 49.08 million MWh, representing an increase of approximately 12% over 2005.

Turnover for the year 2006 amounted to approximately RMB15,131 million, representing an increase of approximately 13.76% over 2005. Revenue generated from sale of electricity for the year 2006 amounted to approximately RMB14,835 million, representing an increase of approximately 13.81% over 2005. The revenue generated from sale of heat for the year 2006 amounted to approximately RMB296 million, representing an increase of approximately 11.31% over 2005.

(3) Profit

For the year ended 31 December 2006, the Group's profits attributable to equity shareholders of the Company amounted to RMB1,201 million, representing an increase of approximately 12.64% over the corresponding period in 2005. Earnings per share were RMB0.199.

(4) Newly installed capacity

There were mainly eight generating units of the Group commenced commercial operation in 2006. The second 300MW coal-fired generating unit of Qingdao Company Phase II expansion project was completed and commenced operation on 9 July 2006. The two 300MW coal-fired generating units of Zhangqiu Company Phase II expansion project were completed and commenced operation on 14 July 2006 and 19 November 2006 respectively. The first 670MW supercritical generating unit of Weifang Company Phase II expansion project was completed and commenced operation on 24 October 2006. Two 315MW heat and power co-generation units of Tengzhou Company Phase II expansion project were completed and commenced operation on 10 November 2006 and 13 December 2006 respectively. The first 1,000MW ultra-supercritical generating unit of Zouxian Plant Phase IV expansion project was completed and commenced operation on 4 December 2006. The first 600MW subcritical generating unit of Guangan Company Phase III expansion project was completed and commenced operation on 13 December 2006. All these newly-operated generating units adopted the local benchmark on-grid tariffs. A tariff rise of RMB15/WMh resulting from desulphurization was implemented for units No.1 and No.2 of Qiangdao Company and units No.1 and No.2 of Weifang Company based on the original electricity tariffs.

(5) Construction in progress

To date, the Group's projects under construction include one 1,000MW generating unit of Zouxian Plant Phase IV project, one 670MW generating unit of Weifang Company Phase II expansion project, one 600MW generating unit of Guangan Company Phase III expansion project, two 600MW generating units of Lingwu Company, two 600MW generating units of Suzhou Company Phase I project, two 660MW generating units of Xinxiang Company Phase I project, two 600MW generating units of Luzhou Company, two 660MW generating units of Wuhu Company Phase I project, Suzhou Straw-fired Power Plant project with a planned capacity of 50MW and the wind power project of Ningdong Wind Power Company with a planned capacity of 45MW.

(6) Preliminary projects

As for preliminary projects currently under development of the Group, the four 230MW hydropower projects of Luding Hydropower Company were granted development rights while the Group acts zealously to obtain development rights for other hydropower projects in Daduhe river basin. In pursuing wind power development resources, the Group signed agreements with local authorities of Shandong, Hebei, Liaoning, Ningxia and Inner Mongolia to develop wind power generation in the regions. With regard to exploration for thermal source reserves, the Group is investigating the possibility of developing thermal power reserves exploration projects in Shandong, Ningxia and Henan provinces. The Group is also actively pursuing Shandong Hongshiding nuclear power project.

BUSINESS PROSPECT

According to statistics, in 2007, the national economy is expected to grow continuously, stably and persistently while the power demand is expected to expand relatively quickly. Meanwhile, the State will advance towards an energy efficient and environment-friendly society. With remarkably improvement in various strengths after years' growth, the Group is well placed to consolidate and maintain its competitive advantage in the PRC by capitalizing on its high proportion of environment-friendly generating units with large capacity and high efficiency.

Power demand is increasing in developed or fast-growing economies including Shandong, Sichuan, Ningxia and Anhui in which the Group operates or invests. The Group's quality assets comprise a majority of generating units with large capacities, high performance and efficiency, generating units with 300MW or above account for over 80% of the total installed capacity. The first 1,000MW ultra-supercritical unit of Zouxian Plant Phase IV project, which holds a leading position in the PRC for its unit capacity, commenced operation in 2006 while the second one is set to commence operation in 2007.

Through a decade of rapid growth and continuous expansion, the installed capacity, generating capacity, profitability, competitiveness and integrated strengths of the Group as a listed power generating enterprise in China have always ranked high. In 2007, the Company will continue to put efforts in infrastructure projects, operations improvement, power source project development, cost-effectiveness enhancement and capital operations optimisation, aiming at increasing overall strength and competitive edge of the Group. The Group is confident in its ability to seize opportunities and address challenges, particularly those from the critical market. By fully utilizing its own advantages, the Group will constantly expand its operations and overcome various adverse factors including reduced utilization hours and rising coal prices, so as to secure a steady and fast growth.

Chen Jianhua

Director and General Manager



The major objectives of the Group in 2007 are as follows:

1. To ensure safe and stable operation of the Group's power plants, to achieve the Group's operational targets for 2007, to control costs stringently and maintain the leading position in the industry in terms of various technological and economic performance indicators.

2. To ensure smooth construction in progress with respect to construction speed, quality and unit costs control and their timely commencement of operations.

3. To drive preliminary projects forward, to further optimize power source structure and regional structure, to actively develop new energy projects, to accelerate the development of hydroelectricity projects, and to boost the construction and development of wind power projects.

4. To take initiatives in the task of shutting down small thermal power units.

5. To make use of the competitive edge of China Huadian's power source exploration projects across the PRC, to compete for exploration and construction of new projects, and to speed up the Group's expansion in domestic power generation industry.

6. To strengthen control on coal costs and further enhance the long-term strategic partnership with coal mines so as to improve coal quality and secure coal supply.

7. To adhere to low cost strategies to enhance the Company's profitability.

8. To actively explore multiple debt financing channels for reduction of financing costs so as to meet future financial needs for its continuous development.

9. To introduce innovative human resources management system for improving the overall quality of the Group's management.

Chen Jianhua
Director and General Manager

Beijing, the PRC
23 March, 2007

BIOGRAPHICAL DETAILS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

DIRECTORS



Mr. Cao Peixi, Chinese, born in August 1955, holds a master's degree and is a professor-grade senior engineer. He is currently the Chairman of the Company, the General Manager and Party Secretary of China Huadian Corporation and the Chairman of Huadian Coal Industry Group Company Limited. Mr. Cao has 34 years' working experience in power generation, operation and management and capital operations. He started his career in Qingdao Power Plant in 1972 and had held positions of technician, Deputy Chief Engineer, Deputy Head and Head of the plant. From December 1995 till December 2002, he had been the General Manager's Assistant, Deputy General Manager, Chairman and Party Secretary and General Manager of Shandong Electric Power (Group) Corporation. From December 2002 to October 2006, Mr. Cao was the Deputy General Manager and a Party Member of China Huadian Corporation.



Mr. Chen Feihu, Chinese, born in July 1962, graduated from Renmin University of China with a bachelor's degree. He is currently the Vice Chairman of the Company, the Deputy General Manager, a member of the Party group and the Chief Accountant of China Huadian Corporation. Mr. Chen had served in the Production and Finance Division of Finance Bureau of Ministry of Electric Power and Industry, the Production and Finance Department of Finance Bureau of Ministry of Water Resources and Electric Power, Electric Enterprise Division of Economic Regulation Bureau of Ministry of Energy, Production Division of Finance Department of China Electricity Council, Economic Regulation Division of Economic Regulation Bureau of the Ministry of Electric Power, Fujian Provincial Bureau of Electricity Industry, Economic Regulation Bureau of the Ministry of Electric Power, Finance and Assets Operation Department of State Power Corporation, General Manager Department and Institutional Reform Office of State Power Corporation and State Power Corporation. He has 27 years' experience in electricity generation, public finance, banking and finance and macro economic management etc.



Mr. Zhu Chongli, Chinese, born in October 1948, is a senior economist and is currently the Vice Chairman of the Company and the Chairman of Shandong International Trust and Investment Corporation. Mr. Zhu graduated from Economic Department of Shandong University. He has 34 years' experience in macroeconomics, trust and investment management. Mr. Zhu had worked in the Planning Committee of Shandong Province (presently known as Shandong Provincial Development and Reform Commission), Commanding Office for Yin Huang Ji Qing Project of Shandong Province and Shenzhen Donghua Industrial Corporation.



Mr. Chen Jianhua, Chinese, born in May 1960, is a senior engineer with a master's degree. He is currently a Director and the General Manager of the Company and Chief Economist of China Huadian Corporation. He is also the Chairman of Huadian Qingdao Power Company Limited and the Chairman of Sichuan Guangan Power Generation Company Limited. Mr. Chen graduated from Shandong University. He has 25 years' experience in electric power generation, operating management and securities finance. Before joining the Company, Mr Chen had worked at Qingdao Plant and Shandong Electric Power Group Corporation.



Mr. Tian Peiting, Chinese, born in July 1945, with university qualification, is a professor-grade senior engineer and is currently a Director of the Company. Mr. Tian graduated from Huazhong Industrial College majoring in thermal energy power. He has 38 years' experience in electric power infrastructure, research, management and securities finance. Before joining the Company, Mr. Tian had worked at Shandong Electric and Construction No. 2 Division, Shandong No. 3 Electric and Construction Company, Shandong Nuclear Power Engineering Company, Shandong No. 1 Electric and Construction Company, Shandong Electric Science Research Institute and Shandong Electric Power Group Corporation.



Ms. Wang Yingli, Chinese, born in September 1961, is a senior engineer with university qualification and an MBA degree. She is currently a Director of the Company, the Deputy General Manager of Shandong International Trust and Investment Corporation. Ms Wang commenced to work in 1981. Ms Wang has 24 years' experience in macroeconomics, trust and investment management. Ms. Wang had worked at Shandong University and Shandong International Trust and Investment Corporation.



Mr. Zhang Bingju, Chinese, born in November 1958, is a senior accountant and is currently a Director of the Company. Mr. Zhang commenced to work in Shandong Provincial Bureau of Power Supply in 1980 and had worked at Zaozhuang Power Supply Bureau, the Finance Division, Operation Department, Operation and Sales Department, Power Supply and Maintenance Company and Operation Department of Shandong Electric Power Group Corporation. He has 26 years' experience in electric power operation and management.



Mr. Peng Xingyu, Chinese, born in February 1962, is a senior accountant with a master's degree and is currently a Director of the Company, deputy chief accountant and the Head of Finance and Assets Department of China Huadian Corporation. Mr. Peng graduated from Wuhan University and commenced to work in 1981. He has 25 years' experience in the industries of electric power generation, operation and capital management. Mr Peng had worked at Huazhong Electric Power Management Bureau, China Huazhong Electric Power Group Company and Hubei Electric Power Company.



Mr. Ding Huiping, Chinese, born in June 1956, is a professor and Ph.D. tutor and is currently an Independent Director of the Company. Mr. Ding graduated from Northeastern University with a bachelor's degree in February 1982. He studied in Sweden since 1987 and acquired an associate doctoral degree in Industry Engineering in 1991, a doctoral degree in Enterprise Economic in 1992 and conducted postdoctoral research. He has been working at Economic and Management School of Northern Jiaotong University (presently known as Beijing Jiaotong University) since 1993. Research directions: Theory of enterprise economics and innovative management, supply chain management and enterprise informatization operation, investment and financing decisions and assessment of enterprise values.



Mr. Zhao Jinghua, Chinese, born in May 1962, is a professor and Ph. D. tutor and is currently an Independent Director of the Company. He has been the deputy head of the Economic and Management Department of Shandong University, and has been the deputy head and head of Management School of Shandong University. Mr. Zhao has participated in training course for independent directors of listed companies as jointly organized by China Securities Regulatory Commission and School of Economics and Management of Tsinghua University and got the Certificate of Completing during the period from 15 July 2001 and 20 July 2001. Mr. Zhao is currently the head of Capital Operation and Strategic Management Centre of The Central University of Finance and Economics, chief professional of the base for economics and management research of Shandong Province, member of 專業教學指導委員會 (Professional Educational Instruction Commission) of higher school industry and business management studies under the Ministry of Education.



Mr. Wang Chuanshun, Chinese, born in August 1965, is a senior accountant and is currently an Independent Director of the Company. Mr. Wang graduated from the Economics Department of Southwest Agricultural University in 1990 with a master's degree. In the same year, he worked for the 山東省審計廳 (Audit Department of Shandong Province), and has been the accountant of Audit Department of Shandong Province, the deputy head of 山東會計師事務所 (Shandong Accounting Company Limited), deputy general manager of Shandong Zhengyuan Accountants Limited, and a deputy head and accountant of Shandong Zhengyuanhexin Accountants Limited. He is currently a head of China Rightson (Shandong) Certified Public Accountants.



Mr. Hu Yuanmu, Chinese, born in November 1954, Professor and tutor of Ph.D and master, is currently an Independent Director of the Company. Mr. Hu graduated from the Accounting Department of Shandong Economic College in July 1983, and has been a teacher there to date. He has been the deputy head and head of the faculty of accountancy in Shandong Economic College. In the meantime, he got a master's degree and doctoral degree in 天津財經大學 (Tianjin University of Finance and Economics). He has been recognized as a provincial level leader of youth academics and subjects in 1993. He is currently the assistant to dean, the head of education administration department and a key academic fellow of Shandong Economic College. He is also a professor of Shandong Provincial Party School, director of the 全國會計教授會 (Accountancy and Teaching Society of China), and a standing committee member of Shandong Accountancy Society. Research directions: Accounting, Chrematistics and Auditing

SUPERVISORS



Mr. Feng Lanshui, Chinese, born in October 1946, graduated from the Shandong Finance Institute, and is currently the Chairman of the supervisory committee of the Company and is a director of Shandong International Trust and Investment Corporation. Mr. Feng had worked in the Foreign Trade and Finance Trade Office of Qihe County in Shandong Province and the Shandong Provincial Planning Commission (presently known as Shandong Provincial Development and Reform Commission). He has 35 years' experience in finance, monetary, macroeconomic management and trust and investment.



Mr. Li Changxu, Chinese, born in November 1962, with university qualification, is a senior accountant and is currently a member of the Supervisory Committee of the Company, the Head of Audit Department of China Huadian Corporation. Mr. Li graduated from Shanghai Electric Power College and has 24 years' experience in the industries of electric power generation management and auditing. Mr. Li had worked at the Accessory Company of the Ministry of Hydropower, the Audit Bureau of the Ministry of Water Resources and Electric Power, the Audit Bureau of the Audit Department at the Ministry of Energy, the Audit Bureau of the Ministry of Electric Power and the Audit Bureau of the State Power Corporation of China.



Ms. Zheng Feixue, Chinese, born in November 1955, graduated from the Northeast Electricity College majoring in power plant and electricity system. She is currently a member of the Supervisory Committee of the Company and the Secretary to the Party Committee of Shiliquan Plant. Ms Zheng has been with Zouxian Power Plant since 1982, and has acted in various capacities. She has 24 years' experience in electricity generation and management.



COMPANY SECRETARY

Mr. Zhou Lianqing, Chinese, born in November 1960, with a master's degree, is a senior engineer and graduated from Shandong University. He is currently the Secretary to the Board of the Company. Mr. Zhou has worked since 1982. Before joining the Company, Mr. Zhou had worked at the Shandong Xindian Power Plant and Shandong Electric Power Group Corporation. He has 24 years' experience in electric power generation, management, laws and regulations, finance, investor relations and securities management.

SENIOR MANAGEMENT



Mr. Zhong Tonglin, Chinese, born in February 1960, is a senior engineer with a master's degree. He is currently the Deputy General Manager of the Company. He is also the Chairman of Anhui Chizhou Jiuhua Power Generation Company Limited, the Chairman of Huadian Weifang Power Company Limited, a Vice Chairman of Sichuan Guangan Power Generation Company Limited, a Vice Chairman of Ningxia Power Generation Company (Group) Limited, and a director of Huadian Qingdao Power Generation Company Limited. Mr. Zhong graduated from the Shanghai Electric Power College. He has 24 years' experience in electric power infrastructure, design, management and securities finance. Before joining the Company, Mr. Zhong had worked at the Shandong Province Electric Power Design Institute, the Shandong Electric Power Infrastructure Company, Shandong No. 3 Electric and Construction Company and Shandong Electric Power Group Corporation.



Mr. Geng Yuanzhu, Chinese, born in November 1964, holds a master's degree. He is currently a Deputy General Manager of the Company, the Chairman of Huadian Ningxia Lingwu Power Generation Company Limited, the Chairman of Huadian Anhui Suzhou Power Generation Company Limited and the Chairman of Huadian Xinxiang Power Generation Company Limited. Mr. Geng graduated from Shandong University. He has worked since 1988 and has 18 years' experience in electric power generation and operation management. Mr. Geng had worked at Weifang Plant, Luneng Hainan Vast Property Company Limited (魯能海南廣大置業有限公司) and Zouxian Plant, and served as the factory head of Zouxian Plant before joining the Company.



Mr. Zhu Fangxin, Chinese, born in October 1951, graduated from the Shandong Province School of Finance and Accounting, registered accountant and registered auditor. He is currently the Chief Supervisor of Financial Affairs of the Company. Before joining the Company, Mr. Zhu had worked in the finance department of the Shandong Electric Power Bureau, the General Services Company of Shandong Electric Power Bureau, Shandong Luneng Development (Group) Company Limited, Shandong Electric Power Group Corporation and Shandong Luneng Electric Power Fuel Company Limited. He has nearly 34 years' experience in financial management and securities finance.



Mr. Wang Wenqi, Chinese, born in March 1963, is a senior engineer with a master's degree. He is currently a Deputy General Manager of the Company. He is also the Chairman of Huadian Zibo Thermal Power Company Limited, the Chairman of Huadian Zhangqiu Power Generation Company Limited and the Chairman of Huadian International Materials Company Limited. Mr. Wang graduated from Shandong University studying electrical mechanics. He has 24 year's experience in electric power examination, research, management and securities finance. Before joining the Company, Mr. Wang had worked at the Shandong Electric Power Science and Research Institute and Shandong Electric Power Group Corporation.



Mr. Gou Wei, Chinese, born in December 1967, is a senior engineer with a master's degree. He is currently the Deputy General Manager of the Company, the Chairman of Huadian Tengzhou Thermal Power Company Limited and the Vice Chairman of Sichuan Luzhou Chuannan Power Company Limited. Mr. Gou graduated from North China Electric Power University. Mr. Gou has worked since 1989 and has 17 years' experience in electric power generation and operating management. He had worked at Jiangyou Plant, Sichuan Guangan Power Generation Company Limited and served as the General Manager of Sichuan Guangan Power Generation Company Limited before joining the Company.

(1) MACROECONOMIC CONDITIONS AND ELECTRICITY DEMAND

According to the relevant information and statistics, the 2006 gross domestic product ("GDP") of the PRC amounted to RMB20,940.7 billion, representing an increase of 10.7% over 2005 based on comparable prices. Power consumption of the whole society totalled 2,824.8 million MWh, representing an increase of 13.99% over 2005, of which the consumption of the primary, secondary and tertiary industries accounted for 83.2 million MWh, 2,135.4 million MWh and 282.2 million MWh respectively, representing a year-on-year increase of 9.9%, 14.3% and 11.8% respectively.

Currently, the Company's power generating units in operation or under construction are located in Shandong, Sichuan, Ningxia, Anhui and Henan Province/Autonomous Region with fast-growing economy and considerable GDP growth in recent years. Based on comparable prices, the GDP growth rates of Shandong, Sichuan, Ningxia, Anhui and Henan Province/Autonomous Region in 2006 reached 14.7%, 13.3%, 12.5%, 12.9% and 14.1% respectively. Their GDP growth rates outperform the national average by 4.0, 2.6, 1.8, 2.2 and 3.4 percentage points, respectively. Among them, Shandong Province has recorded continuous double-digit economic growth for years. Power consumption of the whole society for Shandong Province increased by 15.24%. In line with the GDP growth, power demands in other regions increased rapidly.

(2) TURNOVER AND PROFIT

In 2006, the Group strengthened the management, strove for planned output, optimized dispatch and achieved a considerable rise in the volume of power generation. In the meantime, it maintained a strict control over all controllable costs including coal prices while ensuring coal supply in terms of both quality and quantity. As a result of the active promotion of price linkage between coal, electricity and heat industries, the cost increase due to climbing coal prices since 2005 was partially offset. The total volume of electricity supplied by the Group to the grid for the year 2006 was 49.08 million MWh. Turnover for the year 2006 amounted to approximately RMB15,131 million, representing an increase of approximately 13.76% over 2005. Profits attributable to equity shareholders of the Company amounted to approximately RMB1,201 million, representing an increase of approximately 12.64% over 2005. Earnings per share were RMB0.199. The increase in turnover was mainly attributable to the increase in the volume of power generation and the rising on-grid electricity tariffs.

(3) OPERATING EXPENSES

During the year, the operating expenses of the Group amounted to RMB12,835 million, representing an increase of approximately 14.12% over 2005, which was mainly attributable to a rise in the installed capacity and the volume of power generation. The growth of in operating expenses was lower than that of the average installed capacity of the generating units of the Group.

The principal contribution to the operating expense of the Group was coal costs, which amounted to RMB8,062 million in 2006, accounting for approximately 62.81% of the Group's total operating expenses. In 2006, the Group strove for improving coal quality and reducing coal prices. Unit fuel cost for electricity supplied by the Group amounted to RMB158.96/MWh, representing a slight decrease from 2005, mainly attributable to the decrease in unit coal costs of the Group resulting from the consolidation of Zhongning Company which incurred lower coal costs.

Depreciation and amortisation expenses of the Group amounted to RMB1,952 million in 2006, representing an increase of approximately 20.37% over 2005. This mainly resulted from the operation of new generating units and the change of the consolidation method in respect of Weifang Company and Zhongning Company.

The major overhaul and repair and maintenance expenses of the Group increased by approximately 13.71% to RMB454 million in 2006 as compared with that for 2005. The growth increase in major overhaul and maintenance expenses was lower than that of the average installed capacity of the generating units of the Group, which was mainly due to the Group's stringent cost control over major overhaul and repair and maintenance expenses.

Personnel costs of the Group amounted to RMB1,294 million in 2006, representing a year-on-year increase of approximately 22.37%. This was mainly due to the growing installed capacity and the change of the consolidation method in respect of Weifang Company and Zhongning Company.

Administrative expenses increased by approximately 15.36% to RMB584 million as compared with that for 2005. This was mainly due to the change of the consolidation method in respect of Weifang Company and Zhongning Company and the rise in tax and property insurance expenses for newly-operated generating units .

Other operating costs amounted to RMB332 million, representing an increase of RMB74 million over 2005, mainly due to the increased water and oil fee as a result of the increase of power generating capacity and volume of power generation.

(4) FINANCE COSTS

Net finance costs of the Group in 2006 amounted to RMB504 million, representing an increase of RMB57.44 million, or approximately 12.87%, over 2005. This was mainly attributable to the increase in total interests on loans being charged into income statement, and the change of the consolidation method in respect of Weifang Company and Zhongning Company.

(5) CHARGES OF ASSETS

As at 31 December 2006, the Company's subsidiary, Guangan Company, and jointly controlled entity, Zhongning Company, have charged their income stream in respect of the sale of electricity to banks as security for bank loans amounting to RMB3,901 million.

(6) INDEBTEDNESS

As at 31 December 2006, the borrowings of the Group amounted to RMB31,748 million, of which loans denominated in US dollars amounted to US$187 million. The gearing ratio (i.e. total liabilities / total assets) was 71.13%, representing an increase of 10.43 percentage points from that of 2005. This was mainly attributable to the increase in borrowings for the Group's construction in progress. All loans of the Group were mainly floating rate loans, short-term loans and long-term loans due within one year amounted to approximately RMB12,501 million, and long-term loans amounted to approximately RMB19,247 million.

(7) CONTINGENT LIABILITIES

As at 31 December 2006, Zhongning Company, the jointly controlled entity of the Company, provided guarantees for bank loans amounting to RMB42.50 million granted to Ningxia Power Company, an associate of the Company. The subsidiary of the Company, Guangan Company, provided guarantees to banks for loans amounting to RMB73.40 million granted to Sichuan Huayingshan Longtan Coal Company Limited, an associate of Guangan Company. In addition, the Company provided guarantees for bank loans amounting to RMB462.91 million in aggregate granted to its subsidiaries Zibo Company, Tengzhou Company, Zhangqiu Company and Luding Hydropower Company. Save as disclosed above, the Group had no other material contingent liabilities.

(8) CASH AND CASH EQUIVALENTS

As at 31 December 2006, the Group had cash and cash equivalents of approximately RMB968 million.

(9) CASH FLOW ANALYSIS

In 2006, the net increase in consolidated cash and cash equivalents of the Group amounted to approximately RMB122 million. Cash flow generated from operating activities amounted to approximately RMB2,386 million, representing an increase of RMB50.68 million over 2005. Net decrease in cash flow generated from investing activities amounted to approximately RMB13,686 million, mainly resulting from the investment in fixed assets including construction in progress and fixed asset investments such as technical improvement projects of the Group during the reporting period. Cash flow generated from financing activities amounted to approximately RMB11,422 million, mainly due to the increased debt financing during the reporting period.

(10) PRODUCTION, OPERATION AND SAFETY

In 2006, the equivalent availability factor of the generating units was 94.23%; the equivalent forced suspension rate was 0.59%; the average coal consumption rate for electricity supply of generating units was 346.51g/KWh, an increase of 1.52g/KWh from that of 2005.

In 2006, the Group's operational safety maintained at a decent level. As at 31 December 2006, the Group had achieved operational safety throughout the year.

In 2006, a total of 7 major overhauls and 18 minor overhauls were undertaken in respect of the generating units of the Group and the planned overhaul rate was 5.31%, representing a decrease of 0.61 percentage points from 2005.

(11) TECHNICAL IMPROVEMENT PROJECTS

During the reporting period, the capacity expansion of unit No. 1 of Shiliquan Plant, wholly-owned by the Group, passed the tests and appraisals by the relevant examination institution and experts. The increase in capacity has been approved by the relevant government authorities. After the implementation of energy saving and capacity expansion for unit No. 1 of Shiliquan Plant, coal consumption rate for electricity supply of the generating units reduced by 10-15g/KWh on average, and the installed capacity expanded from 125MW to 140MW.

The Group took active steps to build an energy-saving and environment-friendly enterprise through the desulphurization technology renovation of units in service with a total capacity of 4,850MW. Up to date, the upgrading desulphurization projects of seven power plants/companies with a total capacity of 4,560MW were put into operation and desulphurization facilities of ten power plants/companies with a total capacity of 10,150MW have been put into operation, establishing a sound environment-friendly image.

OPERATION STATISTICS

The table below sets out certain major operation statistics of the Group and its power plants/companies:

THE GROUP:

	2006	2005	2004
Total installed capacity controlled or invested at year end (MW)	**14,782.20**	10,307.20	8,635.00
Interested capacity at year end (MW)	**11,748.90**	8197.50	7,397.50
Amount of electricity generated ('million MWh)	**52.53**	46.82	37.45
On-grid electricity sold ('million MWh)	**49.08**	43.83	34.92
Available hours	**6216.70**	7,966.00	8,289.00
Average utilization hours	**5,402**	5,712.00	5,089.00
Load factor (%)	**76.67**	75.68	72.60
Equivalent availability factor (%)	**94.23**	93.80	93.95
Standard coal consumption for electricity supplied (g/kWh)	**346.51**	344.99	346.13

2006	Zouxian	Shiliquan	Laicheng	Qingdao	Zibo	Zhangqiu	Tengzhou	Guangan	Weifang	Zhongning	Chizhou
Equity interest (%)	100	100	100	55	100	84.45	88.16	80	45	50	40
Installed capacity (MW)	3,540	1,300	1,200	1,260	467	890	963	1,800	1,330	660	600
Average utilization hours	5,168	5,417	5,345	5,135	5,692	4,961	5,348	5,181	5,238	7,590	5,177
Total amount of electricity generated ('million MWh)	13.50	6.96	6.41	5.67	2.66	2.31	2.10	6.37	4.04	5.01	3.11
Net amount of electricity generated ('million MWh)	12.76	6.50	6.06	5.27	2.34	2.13	1.94	5.92	3.79	4.76	2.90
Standard coal consumption for electricity supplied (g/kWh)	332.0	356.3	338.9	346.9	374.3	360.1	363.7	341.5	352.1	345.9	345.2

2005	Zouxian	Shiliquan	Laicheng	Qingdao	Zibo	Zhangqiu	Tengzhou	Guangan	Weifang	Zhongning	Chizhou
Equity interest (%)	100	100	100	55	100	80.41	54.49	80	30	50	40
Installed capacity (MW)	2,540	1,285	1,200	660	467	290	333	1,200	660	660	600
Average utilization hours	5,616	5,754	5,850	5,522	5,905	5,733	5,870	5,700	5,737	7,964	4,877
Total amount of electricity generated ('million MWh)	14.27	7.39	7.02	3.79	2.76	1.66	1.95	6.84	3.79	2.79	0.54
Net amount of electricity generated ('million MWh)	13.53	6.90	6.63	3.52	2.43	1.54	1.81	6.39	3.56	2.64	0.51
Standard coal consumption for electricity supplied (g/kWh)	332.12	355.75	339.06	345.62	374.03	367.52	369.14	341.91	342.87	353.44	356.20

2004	Zouxian	Shiliquan	Laicheng	Qingdao	Weifang	Zibo	Zhangqiu	Tengzhou	Guangan
Equity interest (%)	100	100	100	55	30	100	70	54.49	80
Installed capacity (MW)	2,540	1,285	1,200	660	660	467	290	333	1,200
Average utilization hours	4,934	4,864	5,092	5,315	5,531	5,148	4,885	4,891	5,511
Total amount of electricity generated ('million MWh)	12.53	6.18	6.11	3.51	3.65	2.30	1.32	1.63	4.35
Net amount of electricity generated ('million MWh)	11.84	5.76	5.75	3.26	3.43	2.01	1.22	1.50	4.02
Standard coal consumption for electricity supplied (g/kWh)	332.04	357.55	341.33	347.40	347.00	378.93	371.96	370.89	342.61

The Directors hereby present the annual report together with the audited financial statements of the Company, its subsidiaries and jointly controlled entity (the "Group") for the financial year ended 31 December 2006.

PRINCIPAL ACTIVITIES

The Group is principally engaged in the generation and sale of electricity and heat. All electricity generated is supplied to the provincial grid companies where the plants are located. As the Group is located, and has been operating one single business, in the People's Republic of China ("PRC"), no segmental reporting was included in the above mentioned financial statements. The profit attained by the Group for the year ended 31 December 2006 and the position of the Group's and the Company's financial affairs as of that date prepared in accordance with IFRS are set out on pages 52 to 112 of the annual report.

RESERVES

The Board has resolved to transfer 10% (2005: 10%) of this year's profit, as determined under PRC accounting standards and regulations, to the statutory surplus reserve, i.e. RMB112,189,000 (2005: RMB101,497,000). Moreover, according to the Notice on Accounting Issues Relating to the Implementation of the Company Law promulgated by the Ministry of Finance of the PRC (Cai Qi [2006] No. 67), the Group transferred the balance of the statutory public welfare fund as at 31 December 2005 amounting to RMB379,434,000 to statutory surplus reserve.

DIVIDENDS

The Board recommended the payment of a final dividend of RMB0.062 per share (totalling approximately RMB373,307,220) for the financial year ended 31 December 2006 (2005: a final dividend of RMB0.065 per share, totalling approximately RMB391,370,473). This dividend distribution proposal is subject to the approval by the shareholders of the Company at the 2006 Annual General Meeting.

RESOLUTIONS PASSED AT THE BOARD MEETINGS IN 2006

In 2006, the Board convened a total of 7 meetings, details of which are summarized as follows:

1. The 8th meeting of the fourth session of the Board was held by way of telecommunications on 18 January, 2006 at the Company's conference room at 14 Jingsan Road, Jinan City, Shandong Province. The then Chairman of the Company He Gong presided over the meeting, which was attended by the Company's 12 Directors in person or by proxy. In compliance with relevant laws, regulations and the Articles of Association of the Company, the meeting was valid and effective. Supervisors Feng Lanshui, Li Changxu and Zheng Feixue attended the meeting. Resolutions for the following matters were passed at the meeting: to approve establishment of a branch in Anhui Province by the name of "Huadian Power International Corporation Limited Anhui Branch", and to authorize the General Manager or any person authorised by him to take such actions and fulfill such procedures and formalities as may be necessary in accordance with requirements of relevant laws and regulations.

2. The 9th meeting of the fourth session of the Board was convened on 22 March 2006 and concluded on 24 March 2006, announcement of resolutions in respect of which was published in China Securities Journal and Shanghai Securities News on 27 March 2006.

3. The 10th meeting of the fourth session of the Board was held by way of telecommunications on 25 April 2006 at the Company's conference room at 14 Jingsan Road, Jinan City, Shandong Province. The then Chairman of the Company He Gong presided over the meeting, which was attended by the Company's 12 Directors in person. In compliance with relevant laws, regulations and the Articles of Association of the Company, the meeting was valid and effective. Supervisors Feng Lanshui, Li Changxu and Zheng Feixue attended the meeting. At the meeting, the analysis on operation the first quarter of 2006 was heard and the 2006 First Quarterly Report of the Company prepared under requirements of China Securities Regulatory Commission ("CSRC") and the PRC accounting standards and regulations was considered and approved.

4. The 11th meeting of the fourth session of the Board was held by way of telecommunications on 28 July 2006 at the Company's conference room at 14 Jingsan Road, Jinan City, Shandong Province. The then Chairman of the Company, Mr. He Gong, presided over the meeting, which was attended by the Company's 12 Directors in person or by proxy, of which Director Zhu Chongli authorized Director Wang Yingli to attend the meeting on his behalf. In compliance with relevant laws, regulations and the Articles of Association of the Company, the meeting was valid and effective. Supervisors Feng Lanshui, Li Changxu and Zheng Feixue attended the meeting. After hearing the report on the inspection made by Shangdong Securities Regulatory Bureau, the meeting passed the following resolutions: to consider and approve Work Regulations for General Manager, Work Rules for Independent Director, Work Rules for Secretary to the Board and to consider and approve the inspection rectification scheme of the Company.

5. The 12th meeting of the fourth session of the Board was held on 25 August 2006, announcement of resolutions in respect of which was published in China Securities Journal and Shanghai Securities News on 28 August 2006.

6. The 13th meeting of the fourth session of the Board was held on 25 October 2006 at the Company's conference room at 14 Jingsan Road, Jinan City, Shandong Province. The then Chairman of the Company He Gong presided over the meeting, which was attended by the Company's 12 Directors in person or by proxy, of which Director Chen Feihu authorized Director Peng Xingyu to attend the meeting on his behalf. In compliance with relevant laws, regulations and the Articles of Association of the Company, the meeting was valid and effective. Supervisors Feng Lanshui, Li Changxu and Zheng Feixue attended the meeting. Upon vote by the directors, it was unanimously resolved that (1) the analysis on the Company's operation in the third quarter of 2006 be heard and the 2006 Third Quarterly Report of the Company prepared under requirements of the CSRC and the PRC accounting standards and regulations was approved; and (2) the Company's Report on Investment in Shandong Hongshiding Nuclear Power Project be heard.

7. The 14th meeting of the fourth session of the Board was held on 20 December 2006, announcement of resolutions in respect of which was published in China Securities Journal and Shanghai Securities News on 21 December 2006.

Details of the relevant transactions mentioned above which were proceeded with and/or completed in 2006 are set out in the section headed "Significant Events" below.

SUBSIDIARIES, ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITY

Particulars of the Company's subsidiaries, associates and jointly controlled entity as at 31 December 2006 are set out in notes 17, 18 and 19 respectively to the financial statements prepared in accordance with IFRS included in this annual report.

BANK LOANS AND OTHER BORROWINGS

Details of bank loans and other borrowings of the Group and the Company as at 31 December 2006 are set out in note 26 to the financial statements prepared in accordance with IFRS included in this annual report.

INTEREST CAPITALISED

Details relating to the interest capitalised by the Group during the year 2006 are set out in note 6 to the financial statements prepared in accordance with IFRS included in this annual report.

PROPERTY, PLANT AND EQUIPMENT

Details relating to movements in property, plant and equipment of the Group and those of the Company during the year 2006 are set out in note 13 to the financial statements prepared in accordance with IFRS included in this annual report.

RESERVES

Details relating to movements in reserves of the Group and the Company for the year ended 31 December 2006 are set out in the consolidated statement of changes in shareholders' equity and statement of changes in shareholders' equity in the financial statements prepared in accordance with IFRS included in this annual report.

DONATIONS

During the year of 2006, the Group made donations for charitable purposes in an aggregate amount of approximately RMB223,800 (2005: RMB712,960).

EMPLOYEES' RETIREMENT PLANS

Details of the employees' retirement plans of the Group are set out in note 31 to the financial statements prepared in accordance with IFRS included in this annual report.

EMPLOYEES' MEDICAL INSURANCE

During 2006, there was no change in employees' medical insurance of the Group as compared with 2005. The Group anticipates that implementation of the above medical insurance will not have any significant impact on the business operation and financial position of the Group. Apart from the above contributions, the Group is not required to pay any other medical expenses for its staff.

PRE-EMPTIVE RIGHTS

Under the Articles of Association of the Company and the laws of the PRC, no rule relating to pre-emptive right exists which requires that the Company shall offer and issue new shares to its existing shareholders in proportion to their respective shareholding interests in the Company.

SHARE CAPITAL

Details of the share capital of the Company for the year 2006 and as at 31 December 2006 are set out in the Company's statement of changes in shareholders' equity in the financial statements prepared in accordance with IFRS and Note 29a to the financial statements prepared in accordance with IFRS included in this annual report.

MAJOR CUSTOMERS AND SUPPLIERS

During the financial year of 2006, details regarding the percentages of the Group's sales and purchases attributable to its major customers and major suppliers, respectively, are as follows:

	Approximate Percentage of the Group's Sales	**Approximate Percentage of the Group's Purchases**
The largest customer	88.44%	
The five largest customers combined	99.04%	
The largest supplier		16.85%
The five largest suppliers combined		56.58%

All electricity generated by the Group was sold to Shandong Electric Power (Group) Corporation, Sichuan Province Power Company, Ningxia Power Company and Anhui Provincial Power Company. None of the Directors, their associates and shareholders of the Company (each of which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interest in the five largest suppliers and customers of the Group at any time during the year.

SUBSTANTIAL SHAREHOLDERS

So far as the Directors are aware, each of the following persons, not being a Director, Supervisor, chief executive or member of the Company's senior management, had an interest or short position in the Company's shares or underlying shares (as the case may be) as at 31 December 2006 which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO"), or was otherwise, as at 31 December 2006, interested in 5% or more of any class of the then issued share capital of the Company, or was, as at 31 December 2006, a substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) of the Company:

			Interest			
Name of shareholder	**Type of shares**	**Number of shares held**	**Approximate percentage of shareholding in the Company's total issued share capital as at 31 December 2006**	**Approximate percentage of shareholding in the Company's total issued domestic shares as at 31 December 2006**	**Approximate percentage of shareholding in the Company's total issued H shares as at 31 December 2006**	**Short position**
China Huadian Corporation	Domestic shares	2,961,061,853	49.18%	64.51%	—	—
Shandong International Trust and Investment Corporation	Domestic shares	849,238,128	14.11%	18.50%	—	—
HKSCC Nominees Limited *(Notes)*	H shares	1,423,843,900	23.65%	—	99.50%	See notes

Notes:

Based on the information available to and obtained by the Directors as at 31 December 2006, the information available on the website of the Stock Exchange and so far as the Directors are aware and understand, as at 31 December 2006 (in the order appearing on the Stock Exchange's website):

1. *Among the 1,423,843,900 H shares held by HKSCC Nominees Limited, JPMorgan Chase & Co. had an interest in an aggregate of 156,666,900 H shares of the Company (representing approximately 10.95% of the Company's then total issued H shares). Out of such 156,666,900 H shares, JPMorgan Chase & Co. had an interest in a lending pool comprising 145,372,900 H shares (representing approximately 10.16% of the Company's then total issued H shares), had an interest, in the capacity as beneficial owner, 6,166,000 H shares (representing approximately 0.43% of the Company's then total issued H shares) and had an interest, in the capacity as investment manager, 5,128,000 H shares (representing approximately 0.36% of the Company's then total issued H shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors understand, JPMorgan Chase & Co. was, as at 31 December 2006, interested in the aforesaid 156,666,900 H shares of the Company in the manner as follows:*

   (a) 145,372,900 H shares (representing approximately 10.16% of the Company's then total issued H shares) were held in the capacity as custodian corporation (in the lending pool) by JPMorgan Chase Bank, N.A., which in turn was 100% controlled by JPMorgan Chase & Co.;

   (b) 2,166,000 H shares (representing approximately 0.15% of the Company's then total issued H shares) were held by J.P. Morgan Whitefriars Inc., which in turn was 100% controlled by J.P. Morgan Overseas Capital Corporation, which in turn was 100% controlled by J.P. Morgan International Finance Limited, which in turn was 100% controlled by Bank One International Holdings Corporation, which in turn was 100% controlled by J.P. Morgan International Inc., which in turn was 100% controlled by JPMorgan Chase Bank, N.A., which in turn was 100% controlled by JPMorgan Chase & Co.;

(c) 4,000,000 H shares (representing approximately 0.28% of the Company's then total issued H shares) were held by J.P. Morgan Securities Ltd., which in turn was 98.95% controlled by J.P. Morgan Chase International Holdings, which in turn was 100% controlled by J.P. Morgan Chase (UK) Holdings Limited, which in turn was 100% controlled by J.P. Morgan Capital Holdings Limited, which in turn was 100% controlled by J.P. Morgan International Finance Limited, which in turn was 100% controlled by Bank One International Holdings Corporation, which in turn was 100% controlled by J.P. Morgan International Inc., which in turn was 100% controlled by JPMorgan Chase Bank, N.A., which in turn was 100% controlled by JPMorgan Chase & Co.;

(d) 460,000 H shares (representing approximately 0.03% of the Company's then total issued H shares) were held, in the capacity as investment manager, by JPMorgan Asset Management (Japan) Limited, which in turn was 100% controlled by JPMorgan Asset Management (Asia) Inc., which in turn was 100% controlled by JPMorgan Assest Management Holdings Inc., which in turn was 100% controlled by JPMorgan Chase & Co.; and

(e) 4,668,000 H shares (representing approximately 0.33% of the Company's then total issued H shares) were held, in the capacity as investment manager, by JPMorgan Asset Management (UK) Limited, which in turn was 100% controlled by JPMorgan Asset Management Holdings (UK) Limited, which in turn was 100% controlled by JPMorgan Asset Management International Limited, which in turn was 100% controlled by JPMorgan Asset Management Holdings Inc., which in turn was 100% controlled by JPMorgan Chase & Co..

2. Among the 1,423,843,900 H shares held by HKSCC Nominees Limited, UBS AG had an interest in an aggregate of 128,366,756 H shares of the Company (representing approximately 8.97% of the Company's then total issued H shares). Out of such 128,366,756 H shares, UBS AG had a direct interest, in the capacity as beneficial owner, in an aggregate of 770,756 H shares of the Company (representing approximately 0.05% of the Company's then total issued H shares), a direct interest, in the capacity as person having a security interest, in an aggregate of 61,720,000 H shares of the Company (representing approximately 4.31% of the Company's then total issued H shares), with the remaining 65,876,000 H shares of the Company (representing approximately 4.60% of the Company's then total issued H shares) held through controlled corporations. According to the information as disclosed in the website of the Stock Exchange and so far as the Directors understand, UBS AG was, as at 31 December 2006, indirectly interested in the aforesaid 65,876,000 H shares of the Company in the manner as follows:

(a) 7,925,000 H shares (representing approximately 0.55% of the Company's then total issued H shares) were held by UBS Fund Services (Luxembourg) SA, which in turn was 100% controlled by UBS AG;

(b) 754,000 H shares (representing approximately 0.05% of the Company's then total issued H shares) were held by UBS Global Asset Management (Americas) Inc, which in turn was 100% controlled by UBS AG;

(c) 5,540,000 H shares (representing approximately 0.39% of the Company's then total issued H shares) were held by UBS Securities Australia, which in turn was 100% controlled by UBS AG;

(d) 22,436,900 H shares (representing approximately 1.57% of the Company's then total issued H shares) were held by UBS Global Asset Management (Singapore) Limited, which in turn was 100% controlled by UBS AG;

(e) 12,358,000 H shares (representing approximately 0.86% of the Company's then total issued H shares) were held by UBS Global Asset Management (UK) Inc, which in turn was 100% controlled by UBS AG;

(f) 7,802,100 H shares (representing approximately 0.55% of the Company's then total issued H shares) were held by UBS Fund Management (Switzerland) AG, which in turn was 100% controlled by UBS AG;

(g) 9,060,000 H shares (representing approximately 0.63% of the Company's then total issued H shares) were held by UBS Securities LLC, which in turn was 100% controlled by UBS AG.

According to the information as disclosed in the website of the Stock Exchange and so far as the Directors are aware and understand, as at 31 December 2006, UBS AG also had a short position in 15,480,000 H shares of the Company (representing approximately 1.08% of the Company's then total issued H shares). Out of the short position of 15,480,000 H shares, a short position of 1,480,000 H shares (representing approximately 0.10% of the Company's then total issued H shares) was held directly by UBS AG in the capacity as beneficial owner, a short position of 4,940,000 H shares (representing approximately 0.35% of the Company's then total issued H shares) was held directly by UBS AG in the capacity as investment manager, with the remaining short position of 9,060,000 H shares (representing approximately 0.63% of the Company's then total issued H shares) being held by UBS Securities LL, which in turn was 100% controlled by UBS AG.

3. *Among the 1,423,843,900 H shares held by HKSCC Nominees Limited, The Goldman Sachs Group, Inc. had, through controlled corporations, an interest in an aggregate of 107,815,000 H shares of the Company (representing approximately 7.53% of the Company's then total issued H shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors understand, The Goldman Sachs Group, Inc. was, as at 31 December 2006, interested in the aforesaid 107,815,000 H shares of the Company in the manner as follows:*

   (a) *105,038,000 H shares (representing approximately 7.34% of the Company's then total issued H shares) were held by Goldman Sachs Asset Management International, which in turn was 99% controlled by Goldman Sachs Holdings (U.K.), which in turn was 100% controlled by Goldman Sachs Group Holdings (U.K.), which in turn was 100% controlled by Goldman Sachs (UK) L.L.C., which in turn was 100% controlled by The Goldman Sachs Group, Inc.;*

   (b) *2,474,000 H shares (representing approximately 0.17% of the Company's then total issued H shares) were held by Goldman Sachs International, which in turn was 99% controlled by Goldman Sachs Holdings (U.K.), which in turn was 100% controlled by Goldman Sachs Group Holdings (U.K.), which in turn was 100% controlled by Goldman Sachs (UK) L.L.C.), which in turn was 100% controlled by The Goldman Sachs Group, Inc.;*

   (c) *1,000 H shares (representing approximately 0.00007% of the Company's then total issued H shares) were held by Goldman Sachs & Co, which in turn was 99.8% controlled by The Goldman Sachs Group, Inc.;*

   (d) *302,000 H shares (representing approximately 0.02% of the Company's then total issued H shares) were held by Goldman Sachs (Asia) Finance, which in turn was 99% controlled by Goldman Sachs (Asia) Finance Holdings LLC, which in turn was 99% controlled by Goldman Sachs & Co, which in turn was 99.8% controlled by The Goldman Sachs Group, Inc..*

4. *Among the 1,423,843,900 H shares held by HKSCC Nominees Limited, Government of Singapore Investment Corporation Pte Ltd had an interest in an aggregate of 95,567,900 H shares of the Company (representing approximately 6.68% of the Company's then total issued H shares).*

Save as disclosed above, according to the records of HKSCC Nominees Limited and other information available to the Directors as at 31 December 2006, the other H shares held by HKSCC Nominees Limited were held by it on behalf of a number of other persons, and to the knowledge of the Directors, none of such persons individually was interested in 5% or more of the Company's then total issued H shares of the Company as at 31 December 2006.

Save as disclosed above and so far as the Directors are aware, as at 31 December 2006, no other person (other than the Directors, Supervisors, chief executives or members of senior management of the Company) had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder (as defined in the Listing Rules) of the Company.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors as at the latest practicable date prior to the issue of this annual report, the Directors believe that the Company has at all times during the year ended 31 December 2006 maintained the relevant applicable minimum percentage of listed securities as prescribed by Rule 8.08 of the Listing Rules.

DIRECTORS, SUPERVISORS, CHIEF EXECUTIVES AND SENIOR MANAGEMENT

The following table sets forth certain information concerning the Directors, Supervisors and senior management of the Company during the financial year of 2006. All Directors and Supervisors are currently serving a term of three years, renewable upon re-election and reappointment every three years.

Name	Position in the Company	Changes
He Gong*	Chairman, non-executive Director	Reappointed upon election at the AGM held on 2 June 2005
Chen Feihu	Vice Chairman, non-executive director	Appointed at the AGM held on 2 June 2005
Zhu Chongli	Vice Chairman, non-executive director	Reappointed upon election at the AGM held on 2 June 2005
Chen Jianhua	Executive Director and General Manager	Reappointed upon election at the AGM held on 2 June 2005
Tian Peiting	Executive director	Reappointed upon election at the AGM held on 2 June 2005
Wang Yingli	Non-executive director	Reappointed upon election at the AGM held on 2 June 2005
Zhang Bingju	Non-executive director	Reappointed upon election at the AGM held on 2 June 2005
Peng Xingyu	Non-executive director	Reappointed upon election at the AGM held on 2 June 2005
Ding Huiping	Independent non-executive director	Reappointed upon election at the AGM held on 2 June 2005
Zhao Jinghua	Independent non-executive director	Reappointed upon election at the AGM held on 2 June 2005
Wang Chuanshun	Independent non-executive director	Reappointed upon election at the AGM held on 2 June 2005
Hu Yuanmu	Independent non-executive director	Reappointed upon election at the AGM held on 2 June 2005
Feng Lanshui	Chairman of the Supervisory Committee	Reappointed upon election at the AGM held on 2 June 2005
Li Changxu	Supervisor	Reappointed upon election at the AGM held on 2 June 2005
Zheng Feixue	Supervisor	Reappointed upon election at the AGM held on 2 June 2005
Zhou Lianqing	Secretary to the Board	Appointed on the first meeting of the fourth session of the Board held on 2 June 2005
Zhong Tonglin	Deputy General Manager	Appointed on the first meeting of the fourth session of the Board held on 2 June 2005
Geng Yuanzhu	Deputy General Manager	Appointed on the fourth meeting of the fourth session of the Board held on 19 September 2005
Zhu Fangxin	Chief Accountant	Appointed on the first meeting of the fourth session of the Board held on 2 June 2005
Wang Wenqi	Deputy General Manager	Appointed on the first meeting of the fourth session of the Board held on 2 June 2005
Gou Wei	Deputy General Manager	Appointed on the fourth meeting of the fourth session of the Board held on 19 September 2005

* *Mr. He Gong was no longer Chairman of the Company with effect from 5 February 2007 (the conclusion of the 2007 Extraordinary General Meeting).*

The Directors' and Supervisors' remuneration for the year ended 31 December 2006 are set out in note 8 of the financial statements prepared in accordance with IFRS included in this annual report.

The biographical details of the existing Directors, Supervisors and members of senior management of the Company, including essentially the particulars required under paragraph 12 of Appendix 16 to the Listing Rules (if and as applicable and appropriate), are set out on pages 14 to 18.

Each of the independent non-executive Directors has issued a confirmation in respect of the factors set out in Rule 3.13 of the Listing Rules concerning his independence pursuant to Rule 3.15 of the Listing Rules. The Company considers all of the independent non-executive Directors to be independent.

SHAREHOLDINGS OF DIRECTORS, SUPERVISORS, CHIEF EXECUTIVES AND SENIOR MANAGEMENT

The following table sets forth the shareholdings of the Company's Directors, Supervisors, chief executives and senior management for the year ended 31 December 2006.

Name	Position in the Company	Number of A shares of the Company held Personal interest	Capacity
Li Changxu	Supervisor	5,000*	Beneficial owner

* *It represents approximately 0.0001% of the Company's total A shares in issue as at 31 December 2006.*

Save as disclosed above, as at 31 December 2006, none of the Directors, Supervisors, chief executives or members of senior management of the Company and their respective associates had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, Supervisor, chief executive or member of senior management was taken or deemed to have under such provisions of the SFO) and was required to be entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO, or which was otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 to the Listing Rules (which for this purpose shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).

During the year of 2006 and as at 31 December 2006, none of the Directors, Supervisors, chief executives or members of senior management of the Company or any of their respective spouses or children under 18 years of age were granted any right, and the Company (or its subsidiaries, holding company or subsidiaries of its holding company) had not made and was not a party to any arrangement enabling any of them, to subscribe for any share capital or debt securities of the Company or any other body corporate.

DIRECTORS' AND SUPERVISORS' INTERESTS IN CONTRACTS

No contract of significance or proposed contract of significance, to which the Company or any of its subsidiaries, holding company or jointly controlled entity was a party and in which a Director or Supervisor of the Company had a material interest, whether directly or indirectly, subsisted at the end of the financial year or at any time during the financial year.

SERVICE CONTRACTS OF THE DIRECTORS AND SUPERVISORS

The Company has entered service contracts with Directors and Supervisors. No Director or Supervisor has entered into any service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

SIGNIFICANT EVENTS

1. Electricity Tariff Adjustment

To alleviate the impact of the rise in coal prices and adjustment of railway transportation expenses, the National Development and Reform Commission adjusted the on-grid tariffs of power grids located in areas such as Northern China, Central China, Eastern China and North-Western China after approval of the State Council. The Group's existing on-grid tariffs for power generating units in Shandong Province at a rate lower than RMB400/MWh (value-added tax inclusive, the same for below) will be adjusted upward by RMB10.9/MWh and on-grid tariffs at a rate higher than RMB400/MWh will be adjusted upward by RMB6/MWh; on-grid tariffs for power generating units of Guangan Company in Sichuan Province will increase by RMB14.8/MWh; on-grid tariffs for power generating units of Zhongning Company in Ningxia Hui Autonomous Region, where excess output tariffs will not be cancelled in the meantime, will increase by RMB3.4/MWh; on-grid tariffs for power generating units of Chizhou Company in Anhui Province will be adjusted upward by RMB2/MWh.

According to the above-mentioned electricity tariff adjustment plan, the average on-grid tariffs (value-added tax inclusive) of the Group will increase by RMB11/MWh (excluding tariffs rise resulting from desulphurization). The electricity tariff adjustments was effective on 30 June 2006.

Details of the adjustment plan were set out in the announcement of the Company dated 30 June 2006.

2. Share Reform

Pursuant to the "Guidelines for Promoting the Reform and Opening-up and Sustained Development of the Capital Market" promulgated by the State Council of the PRC and the provisions of relevant regulations promulgated by China Securities Regulatory Commission ("CSRC"), the Company published the "Indicative Announcement in Relation to Share Reform" on 12 June 2006 and A shares of the Company were suspended from trading for implementation of the Share Reform. The Announcement on Share Reform Proposal was published on 15 June 2006. The "Announcement on Revised Share Reform Proposal" was published on 23 June 2006. The "Share Reform Proposal approved by State-owned Assets Supervision and Administration Commission" was published on 5 July 2006. On 10 July 2006, the Company convened the Relevant Shareholders' Meeting of A Share Market in relation to the Share Reform to approve the Share Reform Proposal of the Company, and the "Announcement on the Results of Relevant Shareholders' Meeting in Relation to Share Reform" was published on the following day. The "Share Reform Proposal Approved by the Ministry of Commerce" was published on 20 July 2006. On 26 July 2006, the Company published the "Announcement on Implementation of Share Reform Proposal". The trading in A shares of the Company was resumed on 1 August 2006.

The holder of circulating A shares of the Company whose name appeared on the register of members on 28 July 2006 was offered 3 shares as consideration by holders of non-circulating shares for every 10 circulating A shares held by it. The original non-circulating shares held by the holder of non-circulating shares of the Company were granted the status of listing from 1 August 2006. However, there is currently no real circulation of shares due to the trading moratorium.

Other than statutory undertakings, China Huadian also made special undertakings as follows: (1) China Huadian will not engage in the trading of the non-circulating shares held by it within 36 months from the day of granting listing status of non-circulating shares of the Company. Moreover, China Huadian will also comply with the same undertakings for its 196,000,000 placing A Shares and the 58,800,000 shares offered to it under the Share Reform. (2) China Huadian will increase its holding of the Company's circulating A shares at a right time within two months after the implementation of the Share Reform Proposal of the Company. The amount contributed will not be more than RMB300 million and the number of shares to be acquired by China Huadian will not be more than 120,000,000 shares. China Huadian will not sell the acquired shares and will duly discharge the obligation of relevant information disclosure during the period of the acquisition of the acquired social public shares of the Company and within 6 months after the completion of such acquisition. (3) upon the official issuing and implementation of the relevant regulations in relation to the incentive plan for the management of listed companies by the State, China Huadian will propose and proactively procure an incentive plan for the management of the Company.

As at 30 September 2006, China Huadian has acquired a total of 43,764,920 circulating shares of the Company not subject to trading moratorium in accordance with the undertakings. After the acquisition, China Huadian held an aggregate of 2,944,738,306 shares of the Company, accounting for 48.91% of the total share capital of the Company.

In order to secure its absolute holding position in the Company, China Huadian continued to increase its shareholding in the Company by acquisition of 16,323,547 circulating shares not subject to trading moratorium during the period from 30 September 2006 to 31 December 2006. After the acquisition, China Huadian held 2,961,061,853 shares of the Company in aggregation, representing 49.18% of the Company's total share capital.

For details, please refer to the series of related Share Reform announcements published by the Company.

3. Change of Consolidation Method for Weifang Company and Zhongning Company

The Company increased its equity interest in Weifang Company by 15% to 45% in January 2006 and in accordance with the revised articles of association of Weifang Company, the Company has obtained the power to govern the financial and operating policies of Weifang Company. Hence, Weifang Company changed from a jointly controlled entity into a subsidiary of the Company and changed its accounting treatment from the previous 30% proportionate consolidation method to 100% consolidation method. Zhongning Company, in accordance with the revised articles of association, became a jointly controlled entity of the Company, and was accounted for on a 50% proportionate consolidation basis in the preparation of the consolidated financial statement since 2006.

4. Connected Transactions

Connected transactions, as defined in the Listing Rules, entered into by the Company during the period ended 31 December 2006 are as follows:

4.1 Participation in Capital Enlargement of Huadian Coal Industry Group Co., Ltd. ("Huadian Coal")

The Company entered into an agreement with Huadian Coal to participate in its capital enlargement on 24 April 2006. The entering into of the agreement constitutes a connected transaction of the Company. The transaction falls within the provision of Rule 14A.32(1) of the Listing Rules, and therefore is only subject to the reporting and announcement requirements set out in Rule 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules. Established on 8 September 2005 with registered capital of RMB500 million, Huadian Coal was wholly owned by China Huadian. Pursuant to the agreement, the Company shall contribute RMB315 million in cash to the registered capital of Huadian Coal within 15 days following the entering into of the agreement. Upon completion of the capital enlargement, the Company accounted for approximately 20.19% of Huadian Coal's enlarged registered capital. Such capital contribution was satisfied by the internal resources of the Company. Further details were set out in the announcement of the Company dated 24 April 2006.

4.2 Connected transaction in relation to the acquisition of 95% equity interests in Anhui Huadian Wuhu Power Generation Company Limited ("Wuhu Company")

On 26 September 2006, the Company entered into Wuhu Company Equity Transfer Agreement with China Huadian, pursuant to which the Company proposed to acquire the 95% equity interests in Wuhu Company from China Huadian at a consideration of RMB25,410,000. As China Huadian is the controlling shareholder of the Company and hence a connected person of the Company, the agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Such transaction falls within the provision under Rule 14A.32(1) of the Listing Rules, and therefore is only subject to the reporting and announcement requirements set out in Rule 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

Further details were set out in the announcement of the Company dated 26 September 2006.

4.3 Continuing Connected Transaction between the Company and Huadian Coal

On 13 October 2006, the Company entered into an agreement with Huadian Coal, pursuant to which the Company has, for a total service fee of RMB26,000,000, engaged Huadian Coal to provide the management and co-ordination services in relation to coal procurement in the PRC for the year 2006.

Huadian Coal is directly owned as to 51.28% by China Huadian, the controlling shareholder of the Company. Thus, Huadian Coal is a connected person of the Company for the purpose of the Listing Rules. The entering into of the agreement constitutes a continuing connected transaction of the Company. As the relevant "percentage ratios" represented by the total service fee payable by the Company are less than 2.5%, the transaction falls within the provision under Rule 14A.34 of the Listing Rules, and therefore is only subject to the reporting and announcement requirements set out in Rule 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

Further details were set out in the announcement of the Company dated 13 October 2006.

The Company's independent non-executive Directors have reviewed the continuing connected transaction and confirmed that:-

(a) the transaction has been entered into by the Company in the ordinary and usual course of its business;

(b) the transaction has been entered into on terms that are no less favourable than terms which could be normally obtained from an independent third party service provider for similar services at similar scale of coal procurement.

(c) the transaction has been entered into on normal commercial terms, which are fair and reasonable, and in the interests of the Company and its shareholders as a whole.

4.4 Participation in Capital Enlargement of China Huadian Finance Corporation Limited ("Huadian Finance")

The Company entered into an agreement with Huadian Finance to participate in its capital enlargement on 14 December 2006. Upon completion of the capital enlargement, the Company accounted for approximately 15% of Huadian Finance's enlarged registered capital. Pursuant to the agreement, the Company shall pay RMB 147,360,000 to Huadian Finance, RMB120,000,000 of which is contributed to the registered capital, accounting for 15% of the enlarged registered capital of Huadian Finance. The remaining RMB27,360,000 is used as Huadian Finance's capital reserve in accordance with the PRC accounting standards and regulations.

Prior to the capital enlargement, Huadian Finance was a wholly-owned subsidiary of China Huadian. Hence, Huadian Finance is a connected person of the Company and the entering into of the agreement constitutes a connected transaction of the Company under the Listing Rules. As the relevant "percentage ratios" represented by the capital injection of the Company under the agreement are less than 2.5%, the transaction falls within the provision under Rule 14A.32(1) of the Listing Rules, and therefore is only subject to the reporting and announcement requirements set out in Rule 14A.45 and 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under Chapter 14A of the Listing Rules

Further details were set out in the announcement of the Company dated 14 December 2006.

4.5 Construction payment to China Huadian Engineering (Group) Company Limited ("Huadian Engineering")

On 14 June 2005, the Company entered into an agreement with China Huadian, in respect of the proposed acquisition from China Huadian of its 90% equity interests in Xinxiang Company at a consideration of RMB90,100,000. The agreement and the transactions thereunder constituted connected transactions of the Company under Chapter 14A of the Listing Rules. At the extraordinary general meeting held on 24 August 2005, the agreement and the transactions thereunder were approved by independent shareholders and authorisation was given to any director of the Company to sign all such documents to complete the transfer of equity in Xinxiang Company and all transactions contemplated under the agreement or any matter incidental thereto. On 19 December 2005, the agreement was approved by, among others, the PRC state-owned assets regulatory authorities, and hence the acquisition was deemed to be valid. Relevant details were set out in the Company's announcement dated 14 June 2005, the notice of EGM and circular (containing a letter from the Independent Board Committee and its recommendations to independent shareholders and a letter from the independent financial adviser) dated 6 July 2005 and the announcement dated 29 December 2005.

On 20 April 2005, Xinxiang Company signed a Master Contract for Construction of Coal Conveyor System with Huadian Engineering, a connected person of the Company. Pursuant to the agreement, Xinxiang Company shall pay a total of RMB195,185,000 to Huadian Engineering in accordance with progress of the construction. As at 31 December 2006, a total of RMB110,875,492 was paid by Xinxiang Company to Huadian Engineering.

On 10th May 2005, Xinxiang Company and Huadian Engineering executed the "Tubular Goods Procurement Agreement for 2 x 660MW of 4 Major Pipes in Baoshan Power Plant Phase 1 Project of Huadian Xinxiang Power Generation Company Limited". Pursuant to which, Xinxiang Company shall pay a total of RMB99,987,820 in accordance with the performance progress of the agreement. As of 31st December 2006, Xinxiang Company has paid to Huadian Engineering a total of RMB79,990,256.

5. Extraordinary General Meeting("EGM")

On 22 December 2006, the Company published a notice of the EGM, proposing to consider (i) the amendments to the Articles of Association; (ii) the issuance of short-term debentures; and (iii) the appointment of a director. The EGM was held on 5 February 2007, and all the three resolutions were passed. Details were set out in the notice of the extraordinary general meeting and the circular dated 22 December 2006 and the announcement dated 5 February 2007.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the financial year of 2006, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its issued securities ("securities" having the meaning as ascribed thereto under paragraph 1 of Appendix 16 to the Listing Rules).

FINANCIAL SUMMARIES

Summaries of the results and the assets and liabilities of the Group for each of the five years ended 31 December 2006 prepared in accordance with IFRS are set out on page 52.

The Company is not aware of any matter taking place in the year ended 31 December 2006 that would be required to be disclosed under Rules 13.13 to 13.19 of the Listing Rules.

MATERIAL LITIGATION

The Group was not involved in any material litigation or arbitration during the financial year of 2006. As at 31 December 2006, no litigation or claim of material importance is known to the Directors to be pending or threatened by or against the Group.

DESIGNATED DEPOSITS AND OVERDUE MATERIAL DEPOSITS

As at 31 December 2006, none of the Group's deposits placed with financial institutions or other parties were designated or trust deposits or material deposits that could not be collected by the Group upon maturity.

AUDIT COMMITTEE

The Company's Audit Committee has reviewed the financial statements prepared under IFRS for the year ended 31 December 2006.

AUDITORS

The Company has not changed its auditors in any of the preceding three years. A resolution for reappointment of KPMG Huazhen and KPMG as the domestic and international auditors of the Company respectively for financial year 2007 will be proposed at the forthcoming 2006 Annual General Meeting.

By Order of the Board
Cao Peixi
Chairman

Beijing, the PRC
23 March, 2007

The codes on corporate governance practices adopted by the Company include, without limitation to, the following documents:

1. Articles of Association;

2. Code on Shareholders' Meetings, Code on Board Practices and Code on Supervisory Committee*;

3. Working procedures for Audit Committee, Remuneration and Appraisal Committee and Strategic Committee of the Company's Board;

4. Code on the Company's investment projects;

5. Code on Trading of the Company's Securities by Directors (Supervisors) of Huadian Power International Corporation Limited); and

6. Code on Trading of the Company's Securities by Employees of Huadian Power International Corporation Limited.

The Board is committed to principles of corporate governance consistent with prudent management and with the aim to enhance shareholders' value. These principles enshrine transparency, accountability and independence.

Upon review of the relevant documents about corporate governance, the Board is of the view that the corporate governance practices adopted by the Company meet the requirements under the principles, code provisions and most of the recommended best practices as set out in the Code on Corporate Governance Practices (the "Code") in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). In certain aspects, the corporate governance practices adopted by the Company are more stringent than code provisions set out in the Code.

The followings describe the major aspects and practices which are more stringent than the code provisions set out in the Code:

— the Company has formulated the Code on Trading of the Company's Securities by Directors (Supervisors) of Huadian Power International Corporation Limited and the Code on Trading of the Company's Securities by Employees of Huadian Power International Corporation Limited, which are not less strict than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules.

— In addition to the Audit Committee and the Remuneration and Appraisal Committee, the Company has established its Strategic Committee and stipulated the Working Procedures for the Strategic Committee.

— In the financial year of 2006, altogether 7 Board meetings of the Company were held.

— The Audit Committee comprises five members, including two non-executive directors and three independent non-executive directors.

* *On 5 February 2007, the Extraordinary General Meeting approved the adoption of Code on Shareholders' Meetings, Code on Board Practices and Code on Supervisory Committee as appendices of the Articles of Association. Details are set out in the notice of extraordinary general meeting and the circular dated 22 December 2006 respectively and the announcement dated 5 February 2007.*

The Board of Directors

As an efficient leader of the Company, the Board is responsible for leadership and supervision of the Company. Directors as a whole are responsible for advancing activities of the Company through commanding and monitoring. We are of the opinion that all directors can act on an objective basis and make decisions in the interest of the Company.

As of the date of this annual report, members of the Board of the Company are set out below:

Cao Peixi	Chairman, non-executive director
Chen Feihu	Vice Chairman, non-executive director
Zhu Chongli	Vice Chairman, non-executive director
Chen Jianhua	Executive director
Tian Peiting	Executive director
Wang Yingli	Non-executive director
Zhang Bingju	Non-executive director
Peng Xingyu	Non-executive director
Ding Huiping	Independent non-executive director
Zhao Jinghua	Independent non-executive director
Wang Chuanshun	Independent non-executive director
Hu Yuanmu	Independent non-executive director

The biographical details of Directors and connections between them are detailed in the section headed "Biographic Details of Directors, Supervisors and Senior Management" in this annual report. All Directors are currently serving a term of three years, renewable upon re-election and reappointment. The term of office for independent non executive directors is renewable with a limit of six years. A director who is appointed to fill temporary vacancies shall be elected by shareholders at the first general meeting following his appointment, and his term of office shall be terminated upon re-election of directors. A director who is appointed for the first time shall report to the Board his position as director or other roles in other companies or entities upon his appointment, and such reporting of relevant interests is revised annually. In case that the Board recognises conflict of interest for a director or any of his associates for consideration of any proposal, the director shall report such interest and abstain from voting.

Independent non-executive directors of the Company have submitted written confirmation of their independency as required by Rules 3.13 of the Listing Rules. Independent non-executive directors of the Company have extensive expertise and experience. Among ten non-executive directors, four of them (amounting to one-third of Directors) are independent non-executive directors, where Mr. Wang Chuanshun is an accounting professional. While playing an important role of check and balance, they safeguard the interest of shareholders and the Company as a whole. Directors are of the opinion that all independent non-executive directors are able to deliver effective independent judgement under the independence guidelines set out in Rules 3.13 of the Listing Rules, and are independent in accordance with the guidelines.

To ensure the compliance with the Board procedures and all applicable rules, each director is eligible to access to advice and service of the Secretary to the Board.

Chairman and General Manager*

To improve independence, accountability and responsibility, the positions of Chairman and General Manager of the Company are assumed by different individuals with distinct roles. Mr. Cao Peixi and Mr. Chen Jianhua have been currently appointed as Chairman and General Manager respectively. As legal representative of the Company, Chairman presides over the Board, aiming to ensure that the Board is acting in the best interest of the Company, operates effectively, duly performs its responsibilities and engages in discussion of important and appropriate matters, as well as Director's access to accurate, timely and clear information. In addition, Chairman appoints the Secretary to the Board to arrange agenda of every Board meeting and consider any matter proposed by other directors to be included in the agenda, thus ensuring that all directors are properly briefed over matters discussed at the Board meeting and their access to adequate reliable information. In particular, Chairman of the Board is entitled to exercise power over, including but not limited to, the following:

To preside over general meetings and to convene and preside over the Board meetings;

To check on the implementation of resolutions of the Board meetings;

To sign securities certificates issued by the Company;

To sign important documents of the Board and other documents that shall be signed by legal representative of the Company;

To exercise the powers of the legal representative; and

To exercise special disposal powers that are conferred under and in compliance with laws ,administrative regulations and in the interests of the Company on matters of the Company in case of force majeure emergencies such as extraordinary serious natural calamities, and provide post-event reports to the Board and the general meeting.

General Manager heads the management and is responsible for daily operation of the Company. With the aid of other executive directors and management team of every functional department, General Manager looks after business management of the Company, including implementation of policies adopted by the Board and reporting to the Board in respective of the overall operation of the Company. Details of the powers of General Manager are set out on page 41 of this annual report.

The Board Meetings*

The Board shall convene at least four meetings annually, approximately one for each quarter. Chairman of the Board should convene the Board Meeting, ensure the Board's effective discharge of its duties, schedule agenda of the meeting and consider matters proposed by other directors to be included in the agenda. Notice of meetings shall be delivered in fourteen days prior to date of regular meeting, and agenda of the meeting and relevant documents shall be despatched to all directors in ten days prior to the meeting.

* *On 5 February 2007, the extraordinary general meeting approved the proposed amendments to the Articles of Association, including the changes in duties of Chairman and General Manager and the changes in the mode to convene and the mode to discuss in Board meetings. Details are set out at the notice of extraordinary general meeting and the circular dated 22 December 2006 respectively and the announcement dated 5 February 2007.*

The Chairman of the Board shall sign the notice to convene an extraordinary meeting of the Board within seven business days in case of any of the following circumstances:

When deemed as necessary by the Chairman of the Board;

When proposed jointly by more than one-third of the directors;

When proposed jointly by more than one-half of the independent non-executive directors;

When proposed by the supervisory committee; or

When proposed by the General Manager.

Notices of Board meetings and extraordinary Board meetings should be served on all directors, either by facsimile, express mail, registered mail or by hand.

If the time and venue for a regular meeting have been previously determined by the Board, no notice is necessary. Otherwise, Chairman of the Board or relevant proposer shall inform the Secretary to the Board of the Company of the proposal and agenda of the Board meeting in writing, and the Secretary to the Board shall then dispatch a notice containing time, venue and agenda of the Board meeting to directors in ten days prior to date of the meeting. However, any director may waive his right for being served with the notice of the Board meeting prior or subsequent to the dispatch of the notice. The Secretary to the Board should send a copy of the above-mentioned notice of the Board meeting to Chairman of Supervisory Committee.

Each director has a ballot for voting. The Board's resolutions shall be passed by over one half or two-thirds majority of the directors in accordance with stipulations of relevant laws, regulations and Articles of Association of the Company.

A director shall attend Board meetings in person. Ordinary or extraordinary Board meetings can be held by way of teleconference meeting or by virtue of similar telecommunication device. So long as the participating director can hear and communicate effectively with each other, all participating directors are deemed to as if they had participated in the meeting in person.

A director shall appoint, in writing, another director to attend the meeting on his behalf due to his absence. The scope of authorisation shall be specified in the power of attorney. The director attending the meeting on behalf of the entrusting director shall only exercise the rights within the power of attorney. Should a director neither attend a Board meeting nor appoint another director to attend on his behalf, the said director shall be deemed to have waived his voting rights at the meeting.

The Secretary to the Board shall prepare detailed minutes for the matters put to the Board meeting for consideration and resolutions achieved, including any uncertain or dissenting opinion raised by the directors. Within a reasonable period of time following the conclusion of the Board meeting, the Secretary to the Board shall dispatch to all directors the draft and final minutes of meetings for comments and for records respectively.

The proposals to be passed by written resolution shall be dispatched to each director, either by hand, mail, telex or facsimile, instead of convening the Board meeting. Unless otherwise stipulated by applicable laws, regulations and/or relevant Listing Rules, a resolution shall come into effect without otherwise convening a Board meeting when the number of directors signing and consented to the written resolution meets the quorum for the resolution as required by the laws and regulations and the Articles of Association in connection therewith, and the signed resolution is returned to the Secretary to the Board by the aforesaid means.

Any written resolution without execution by directors in accordance with legal procedures, even agreed by each director by otherwise means, shall not come into legal force as a resolution of the Board.

Minutes of meetings of the Board and its committees shall be kept by the Secretary to the Board, and upon any director's request to review, the Secretary to the Board shall produce to him the requested minutes within a reasonable period of time.

To ensure sound corporate governance, the Board has established the following committees: Audit Committee, Remuneration and Appraisal Committee and Strategic Committee, and specified their respective terms of references in accordance with principles stipulated by laws, regulations and the Code. Relevant administrative departments set up by those special committees in the Company are responsible for the preparation of meeting documents while the special committees report to the Board.

The Board reports to the general meeting, and is also responsible for the completeness of financial data as well as the effectiveness of internal control system and risk management procedures of the Company. Besides, the Board shall bear the responsibility for preparation of corporate financial statements, while General Manager accepts duties of attaining business goals and attending to daily operations of the Company. Through regular reviews of functions of General Manager and his authorised powers, the Board ensures the rationality of such arrangement. In addition, the Board also regularly reviews performances in relation to budget and business goals of respective operating departments, and exercises various powers, including:

(1) To convene the general meetings and report its work to general meetings;

(2) To implement the resolutions passed at general meetings;

(3) To decide the Company's business plans and investment schemes;

(4) To formulate the Company's annual budget scheme and budget implementation proposal;

(5) To formulate the Company's profit distribution plan and loss recovery plan;

(6) To formulate proposals for increases or reductions of the Company's registered capital and the issue of corporate debentures or other securities and the listing thereof;

(7) To draw up plans for material acquisition, purchase of the Company's shares or the proposal for merger, division or dissolution of the Company;

(8) To determine the risk of investment, assets mortgage and other guarantee matters of the Company within the authorisation of the general meeting;

(9) To determine the establishment of the Company's internal management structure;

(10) To appoint or dismiss the Company's general manager and the Secretary to the Board, and pursuant to the general manager's nominations to appoint or dismiss senior management including the deputy general managers and financial officers of the Company and determine their remuneration, bonus and penalties;

(11) To formulate the Company's basic management system;

(12) To formulate the proposed amendments to Articles of Association;

(13) To manage the information disclosure of the Company;

(14) To propose at general meetings for the appointment or change of accountants conducting auditing for the Company;

(15) To hear the work report and inspect the work of the general manager;

(16) To exercise any other powers specified in relevant laws and regulations or the Articles of Association and conferred by the shareholders at general meetings.

Except for the Board's resolutions in respect of the matters specified in item (6), (7), (12) and external guarantees which shall be passed by two-thirds majority of the directors, the Board's resolutions in respect of any other aforesaid matters may be passed by more than half of the directors.

General Manager of the Company reports to the Board, and exercises the following powers:

To preside over the production, operation and management of the Company, and to implement resolutions of the Board;

To formulate development plans, annual production and operation goals, annual financial budget scheme and budget implementation proposal, the Company's profit (after tax) distribution plan and loss recovery plan;

To implement the Company's annual business plans and investment schemes;

To formulate the establishment of the Company's internal management structure;

To formulate the Company's basic management system;

To formulate the Company's basic regulations;

To propose to appoint or dismiss the Company's deputy general manager and financial officers;

To appoint or dismiss the Company's senior management other than those to be appointed or dismissed by the Board;

To determine remuneration, bonus and penalties of employees of the Company and to determine appointment or dismissal of them;

To propose convening of extraordinary meeting of the Board;

To handle significant business on behalf of the Company; and

To exercise other powers within the authorisation of Articles of Association and the Board.

The Company convened 7 Board meetings during the financial year from 1 January 2006 to 31 December 2006.

Director		**Number of attendance** *Note*	**Number of meetings**
He Gong*	Chairman	7	7
Chen Feihu	Vice Chairman	7	7
Zhu Chongli	Vice Chairman	7	7
Chen Jianhua	Executive director	7	7
Tian Peiting	Executive director	7	7
Wang Yingli	Non-executive director	7	7
Zhang Bingju	Non-executive director	7	7
Peng Xingyu	Non-executive director	7	7
Ding Huiping	Independent non-executive director	7	7
Zhao Jinghua	Independent non-executive director	7	7
Wang Chuanshun	Independent non-executive director	7	7
Hu Yuanmu	Independent non-executive director	7	7

* *Mr. He Gong was no longer Chairman of the Company with effect from 5 February 2007 (the conclusion of the 2007 Extraordinary General Meeting).*

Note: Including attendance by proxies.

Director'S Responsibilities in respective of Financial Statements

Directors confirm that they are responsible for preparation of financial statements of the Group.

The Company has provided Mr. Zhu Fangxin in the discharge of his duties as the Company's qualified accountant in charge of the accounts department with access to the assistance of a consultant, Mr. Chow Hiu Tung, Harry (an associate member of Hong Kong Institute of Certified Public Accountants and a member of the Association of Chartered Certified Accountants). With the assistance of the department, the directors ensure that the financial statements of the Company are prepared in compliance with relevant laws, regulations and applicable accounting policies. The Directors also confirm that the financial statements will be timely published.

The responsibility statement made by the Company's auditors in respect of the financial statements is set out in the section headed "Report of the International Auditors" on page 52 of the annual report.

Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules as the code of conduct regarding securities transactions by its directors. In addition, it formulated the Code on Trading of the Company's Securities by Directors (Supervisors) of Huadian Power International Corporation Limited which requires the directors and supervisors to sign, as early as the commencement of their term of office, a statement on share transaction undertaking that any share transaction by directors or supervisors and their associates will be reported to the Board or the Supervisory Committee. No security transaction should be conducted by the directors or supervisors prior to a written consent with a specific date certifying compliance of the proposed transaction with the listing rules of The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange and the requirements regarding transaction of securities of listed companies by directors and supervisors as stipulated in the abovementioned codes.

After specific inquiries with all directors and supervisors, the directors and supervisors of the Company have complied with the relevant codes on securities transactions by directors and supervisors set out in the Model Code and the Code on Trading of the Company's Securities by Directors (Supervisors) of Huadian Power International Corporation Limited during the year ended 31 December 2006.

Audit Committee

In accordance with the Listing Rules, the Board set up the Audit Committee in August 1999. Subsequently, in accordance with the PRC listing rules, the Board set up another Audit Committee in March 2004. The two committees comprise the same five members, including three independent non-executive directors and two non-executive directors of the Company. Currently, one of the five members is an accounting professional. In addition to carrying out duties in accordance with the Listing Rules and requirements stipulated in the "A Guide for the Formation of an Audit Committee" issued by Hong Kong Institute of Certified Public Accountants and the Principle on Governance of Listed Companies issued by the CSRC, the said committees comprising such five members formulated the Working Rules for the Audit Committee of the Board of Directors of Huadian Power International Corporation Limited by setting out their power and functions in details.

The current Audit Committee is chaired by Independent Non-executive Director Mr. Hu Yuanmu and comprises four members including two independent non-executive directors Ding Huiping and Wang Chuanshun and two non-executive directors Peng Xingyu and Wang Yingli. They are responsible for the communication between the Company's internal and external auditors, supervision and examination while giving advice to the Board on audit, internal control and corporate governance.

Power of the Audit Committee is set out at the Company's website (http://www.hdpi.com.cn/st/TZ/DSWYH/SHENGJI.HTM).

In 2006, the Audit Committee held 2 meetings in total, the average attendance of which is 100%. The attendance of each director is as follows:

Director	Times of attendance/ times of meeting	Attendance Rate
Hu Yuanmu	2/2	100%
Ding Huiping	2/2	100%
Wang Chuanshun	2/2	100%
Peng Xingyu	2/2	100%
Wang Yingli	2/2	100%

The Audit Committee audited the relevant information in annual and interim financial statements of the Company and reviewed the Directors' Report and the Auditors' Report.

Internal Control

The Board takes the ultimate responsibility for the internal control system of the Company and reviews the effectiveness of relevant systems through the Audit Committee during the year. The Board always lays emphasis on the establishment and completion of the internal control system while the Audit Committee, the management and external auditors are committed to improving the internal control system of the Company. The Board understands its responsibility for assuring the soundness, appropriateness and effectiveness of the internal control system of the Company so as to provide rational guarantee for attainment of the objectives of the Company.

In 2006, the Board approved the internal control proposal put forward by the Audit Committee and set to evaluate the effectiveness of internal controls. The general objective is to streamline, standardise, systemise and formalise the internal controls of the Company to further strengthen its risk management and internal controls.

In light of the arrangements of the Board, the management is responsible for evaluating the effectiveness of the design of the internal control system and improving such system. In 2006, a special internal control and risk management team was set up with its office at the Strategic Management Office of the Company. The Audit Committee of the Board assumes the responsibility for evaluating the effective execution of the internal control system with its office at the Supervision and Audit office of the Company (the internal audit department of the Company). Subsidiaries have an internal audit department in place and establish a special work group of internal control, which is responsible for boosting the improvement and evaluation of the internal control system under the leadership of their respective boards of directors.

In 2006, the evaluation on the internal controls of the Company and its subsidiaries covered operation control, financial control, compliance control and risk management under the guidance of Basic Framework of Internal Control and Risk Management issued by Hong Kong Society of Accountants. Without material internal control defects discovered in the evaluation, it is convinced that the Company is in full compliance with the provisions relating to internal control as set out in the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

In the future, the Company will, in light of the principle of continuous improvement, review and improve its internal control practices based on its accumulated experience, shareholders' opinions, domestic and international development trend as well as changing internal and external risks with reference to the Listing Rules.

Remuneration and Appraisal Committee

The Company has a Remuneration and Appraisal Committee. The Remuneration and Appraisal Committee is a specialised committee of the Board established under the resolution of the general meeting. It is responsible for studying the appraisal standards for the directors and the senior management of the Company, performing appraisal and giving its advice. It is also responsible for research and review of the remuneration policy and scheme for the directors and the senior management of the Company. The Remuneration and Appraisal Committee reports to the Board. It has reviewed the current remuneration policy and proposed to the Board to change the remuneration policy and scheme. After each meeting, the committee will report to the Board. None of the directors shall participate in the determination of their own remuneration.

Powers of the Remuneration and Appraisal Committee were approved by the Board and set out at the Company's website (http://www.hdpi.com.cn/st/TZ/DSWYH/XINCHOU.HTM)

The current Remuneration and Appraisal Committee is chaired by Mr. Zhao Jinghua, an independent non-executive director, and comprises Vice Chairman Chen Feihu, non-executive director Wang Yingli and independent non-executive directors Ding Huiping and Hu Yuanmu.

On 21 March 2006, the 2nd meeting of the fourth session of the Remuneration and Appraisal Committee was held. Attendance of each member is as follows:

Director	Times of attendance/ times of meeting	Attendance Rate
Zhao Jinghua	1/1	100%
Chen Feihu	1/1	100%
Wang Yingli	1/1	100%
Ding Huiping	1/1	100%
Hu Yuanmu	1/1	100%

The remuneration of Executive Directors, the General Manager and other senior management of the Company were determined based on their calibre, education level and commitment to work with reference to the Company's results and profit, industry comparables and the market condition.

Annual Salary Scheme for the General Manager in 2006

In order to provide for the necessary safeguard for the accomplishment of the strategic targets for the year 2006 and to ensure completion of the annual missions of the Board, the Company linked the annual salary scheme for the General Manager with the annual results of the Company with reference to the Company's actual circumstances.

Based on the Company's development strategies, corporate culture, corporate life cycle, actual circumstances and reference to the salary level of listed companies of the same category, the Remuneration and Appraisal Committee determined the annual base salary for the General Manager in 2006 in line with such principles as integration of incentives and constraints, combination of short-term and long-term incentives, priority to efficiency while giving considerations to impartiality, and combination of material and ideological incentives.

Motivation and Appraisal Methods for Other Senior Management in 2006

In order to secure the accomplishment of the strategic targets for the year 2006 and to ensure completion of the annual missions of the Board, the Remuneration and Appraisal Committee formulated the motivation and assessment methods for other senior management members (including the Deputy General Manager, the Financial Controller, the Chief Engineer and the Secretary to the Board, hereinafter referred to as the "Relevant Senior Management Members") in 2006 with reference to the Company's actual circumstances and the advice from consultancy institutions.

The motivation and assessment methods for the Relevant Senior Management Members are proposed by the Managing Director and carried out by the Remuneration Committee upon approval of the Board.

The Remuneration Committee conducts the assessment of the Relevant Senior Management Members under the principles of safeguarding interests of owners, maintenance of the market subject right of the enterprise and combination of assessment with reward and punishment.

Allowance of Independent Non-executive Directors

In 2006, each independent non-executive was paid the independent directors' allowance of RMB50,000 (before tax) by the Company.

Remuneration (allowance) of directors, supervisors and the senior management (before income tax)

Name	Position	Director's remuneration (allowance) *(RMB0'000)*
He Gong*	Chairman, non-executive Director	0
Chen Feihu	Vice Chairman, non-executive director	0
Zhu Chongli	Vice Chairman, non-executive director	0
Chen Jianhua	Executive director and General Manager	73.47
Tian Peiting	Executive director	73.52
Peng Xingyu	Non-executive director	0
Zhang Bingju	Non-executive director	0
Wang Yingli	Non-executive director	0
Ding Huiping	Independent non-executive director	5.00
Zhao Jinghua	Independent non-executive director	5.00
Wang Chuanshun	Independent non-executive director	5.00
Hu Yuanmu	Independent non-executive director	5.00
Feng Lanshui	Chairman of the Supervisory Committee	0
Li Changxu	Supervisor	0
Zheng Feixue	Supervisor	41.62
Zhou Lianqing	Secretary to the Board and Company Secretary	50.24
Zhong Tonglin	Deputy General Manager	66.84
Geng Yuanzhu	Deputy General Manager	60.85
Zhu Fangxin	Chief Accountant	60.79
Wang Wenqi	Deputy General Manager	60.67
Gou Wei	Deputy General Manager	60.65

* *Mr. He Gong was no longer Chairman of the Company with effect from 5 February 2007 (conclusion of the 2007 Extraordinary General Meeting).*

Nomination of Directors

The Company has not set up a Nomination Committee. The Board, the Supervisory Committee or shareholders are responsible for nomination of directors directly. They choose and recommend candidates for directors according to relevant standards, including recommendations by others and, when necessary, making use of services of recruitment companies. The relevant standards include a director's proper professional knowledge and experience in the industry, personal integrity, calibre and commitment on devotion of time.

List of candidates for directors are submitted to the general meeting in form of a proposal for consideration. Candidates for directors other than independent non-executive director are nominated by the Board, the Supervisory Committee or shareholders individually or jointly holding 5% or more of the Company's shares with voting rights and elected at the general meeting of the Company.

Candidates for independent non-executive directors of the Company are nominated by the Board, the Supervisory Committee or shareholders individually or jointly holding 1% or more of the Company's shares with voting rights and elected at the general meeting of the Company.

At the 14th meeting of the fourth session of the Board on 20 December 2006, the Board specifically considered the proposal for change of Director. As Mr. He Gong intended to resign from his office as a director for work-related reasons, the meeting approved Mr. Cao Peixi as a candidate for director of the Company to be submitted to the general meeting for approval. The meeting was presided over by Mr. He Gong as the Chairman and all directors attended the meeting.

At the extraordinary general meeting held on 5 February 2007, Mr. He Gong was approved to resign as the Chairman of the Company and Mr. Cao Peixi was elected as a Director of the Company. At the 15th meeting of the fourth session of the Board held on the same day, Mr. Cao Peixi was elected as the Chairman of the Company.

Auditors

During the year ended 31 December 2006, fees charged by KPMG and KPMG Huazhen, the auditors of the Company, amounted to approximately RMB7 million for audit service and RMB0.6 million for other services. The audit fees were considered by the Audit Committee and the Board and approved at general meeting.

The Audit Committee has resolved to re-appoint KPMG Huazhen and KPMG to conduct the statutory audit for the financial year of 2007. The resolution was approved by the Board and is subject to the final approval and authorisation by the shareholders at the forthcoming 2006 Annual General Meeting.

Investor Relations

The Company undertakes that it shall make impartial disclosure and full and transparent reporting. The ultimate duty of the Chairman is to ensure effective communication with the investors and the Board's understanding of the opinions from substantial shareholders. In this regard, the Chairman shall meet with the shareholders. The Secretary to the Board is responsible for day-to-day contacts between the Board and substantial shareholders.

The last annual general meeting was held in Beijing on 26 May 2006, at which the Chairman, the chairman of the Audit Committee and the chairman of the Remuneration and Appraisal Committee answered questions. At the general meeting, each matter was put forward in form of a separate proposal and voted by way of poll.

The senior management shall preside over presentations and attend the meetings with institutional investors and financial analysts for intercommunication in respect of the Company's results and business prospects, which is a regular function of investor relations. Investors and the public may access the Company's website to download documents about these meetings. The website also sets out the detailed information on the Company's businesses.

In addition, the Company arranged for roadshow for analysts and investors in November 2006, to foster direct communication and understanding between the management of the Company, the management of operating companies, front line staff and users. It also arranges for field visits for inspecting the businesses and business places of branch offices in various areas.

For any inquiry addressed to the Board, shareholder can contact the Secretary to the Board through shareholder hotlines (86531-82366808, 82366095 or 82366096) or by email (hdpi@hdpi.com.cn) or by fax (86531-82366090), or raise the questions at the annual general meeting or the extraordinary general meeting. Inquiry can also be made through the above means to the Secretary to the Board for procedures concerning convening an annual general meeting or extraordinary general meeting and putting forward a proposal.

By Order of the Board
Cao Peixi
Chairman

Beijing, the PRC
23 March, 2007

To Shareholders,

Since the incorporation of the Company, all members of the Supervisory Committee have performed their duties in strict compliance with the Company Law of the People's Republic of China, the Articles of Association of the Company and the relevant laws and regulations of Hong Kong in order to safeguard the interests of shareholders and the Company all along.

In 2006, the Supervisory Committee attended the Board of Directors' meetings and major activities of the Company and learned about the development and operating situation of the Company. We are of the opinion that the management has kept its promises and abided by the relevant laws through their significant contribution to the Company's operation, development and production management. We consider that the Company's management has been performing its duties in an effective and appropriate manner and in the ultimate interests of its shareholders.

1. WORK OF THE SUPERVISORY COMMITTEE IN 2006

In 2006, the Supervisory Committee of the Company convened 3 meeting meetings, details of which are as follows:

1. The 5th meeting of the fourth session of the Company's Supervisory Committee was held by way of telecommunications on 25 April 2006 at the Company's conference room at 14 Jingsan Road, Jinan City, Shandong Province. Three supervisors of the Company attended the meeting which was valid and effective. At the meeting, the following resolution was unanimously passed: to consider and approve the 2006 First Quarterly Report of the Company.

2. The 6th meeting of the fourth session of the Company's Supervisory Committee was held on 24 August 2006 at Holiday Inn Central Plaza Beijing, 1 Caiyuan Street, Xuanwu District, Beijing . Three supervisors of the Company attended the meeting. In compliance with the relevant requirements of the Articles of Association, the meeting was valid and effective. After hearing the statement on 2006 Interim Financial Report of the Company, the meeting passed the following resolutions: (1) to approve the unaudited 2006 Interim Financial Report prepared under the PRC accounting standards and regulations and the unaudited 2006 Interim Financial Report prepared under IFRS; (2) to approve the Interim Report and annual results prepared under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and to agree to revise as appropriate and publish them pursuant to relevant provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the requirements from The Stock Exchange of Hong Kong Limited from time to time; and (3) to agree to revise as appropriate and duly publish the 2006 Interim Report and its summary prepared under the Rules Governing the Listing of Securities on the Shanghai Stock Exchange in accordance with relevant provisions of the Rules Governing the Listing of Securities on Shanghai Stock Exchange and the requirements from Shanghai Stock Exchange from time to time.

3. The 7th meeting of the fourth session of the Company's Supervisory Committee was held by way of telecommunications on 25 October 2006 at the Company's conference room at 14 Jingsan Road, Jinan City, Shandong Province. Three supervisors of the Company attended the meeting which was valid and effective. At the meeting, the following resolution was unanimously passed: to consider and approve the 2006 Third Quarterly Report of the Company.

   In 2006, the Company was operated in strict compliance with the PRC Company Law, the Articles of Association and other relevant laws and regulations. The directors and senior management of the Company have performed their duties without violation of the PRC laws and regulations and the Articles of Association of the Company and without adversely affecting the interests of the Company.

   The connected transactions and continuing connected transaction of the Company were fair and reasonable. No act detrimental to the interests of the Company or shareholders was found.

2. INDEPENDENT OPINION ON THE COMPANY'S OPERATION IN ACCORDANCE WITH THE LAW

The Supervisory Committee has carefully examined the procedures of convening general meetings and Board meetings, resolutions passed at such meetings, implementation of resolutions passed at general meetings by the Board, senior management's performance of its duties and the Company's internal management system, in accordance with relevant PRC laws and regulations.

We consider that the Board has conducted its operations strictly in compliance with the PRC Company Law, PRC Securities Law, the Articles of Association and other relevant laws and regulations; the directors were diligent and responsible in arriving at reasonable decisions; the Company has established effective management systems and has been proactively improving the internal management system for its growth, the Company's operating activities were all in compliance with provision of laws and regulations. In reviewing the Company's financial standing and examining the directors' and senior management's performance of their duties, the Supervisory Committee did not find any breach of disciplines or rules, or any harm against shareholders' interests.

3. INDEPENDENT OPINION ON REVIEW OF THE COMPANY'S FINANCIAL STANDING

The Supervisory Committee has carefully reviewed the Company's 2006 Final Accounts, 2006 Profit Distribution Plan, 2006 Annual Report, 2006 Unqualified Auditors' Reports prepared by the international auditors and domestic auditors of the Company and other relevant information in respect of the year 2006.

We are of the opinion that the Company's 2006 Final Accounts were reliable, which objectively reflected the financial standing and operating results of the Company. The Supervisory Committee agreed with the auditors' reports for Company and its 2006 profit distribution plan.

4 INDEPENDENT OPINION ON ACQUISITION AND DISPOSAL OF ASSETS

During the reporting period, the Company had no disposal of assets. We are not aware of any insider dealing activities. No act violating the shareholders' interests or resulting in any loss of assets of the Company was identified.

5. INDEPENDENT OPINION ON THE COMPANY'S CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS

During 2006, we consider that the considerations paid by the Company for the acquisition projects were all reasonable and the connected transactions and continuing connected transactions were fair; and the acquisition transactions were in the interests of the Company and shareholders as a whole.

The Supervisory Committee will continue to perform its duties and will proceed with its best endeavours to safeguard the interests of the shareholders. The Supervisory Committee is satisfied with the achievements attained by the Group and has confidence in the prospect of the Group.

Chairman of the Supervisory Committee
Feng Lanshui

Beijing, the PRC
23 March, 2007

CORPORATE INFORMATION

Legal address	14 Jingsan Road Jinan, Shandong Province The People's Republic of China
Authorized representatives	Chen Jianhua Zhou Lianqing
Company secretary	Zhou Lianqing
Hong Kong share registrar and transfer office	Hong Kong Registrars Limited 17th Floor Hopewell Centre 183 Queen's Road East Hong Kong
Auditors	KPMG Certified Public Accountants 8th Floor, Prince's Building Central Hong Kong
Legal advisers to the Company as to Hong Kong law and United States law	Baker & McKenzie 14th Floor, Hutchison House 10 Harcourt Road Central Hong Kong
as to PRC law	Haiwen & Partners Room 1711, Beijing Silver Tower No. 2 Dong San Huan North Road Chao Yang District Beijing The People's Republic of China

Company Publications

The Company's 2006 interim and annual report were published in August 2006 and April 2007, respectively. Copies of the interim and annual report will be available for collection at:

PRC	Huadian Power International Corporation Limited 14 Jingsan Road Jinan, Shandong Province The People's Republic of China Tel: (86 531) 8236-6222 Fax: (86 531) 8236-6090
Hong Kong	Wonderful Sky Public Relations and Financial Consultant Company Limited Unit 3103, 31st Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong Tel: (852) 2851-1038 Fax: (852) 2815-1352

REPORT OF THE INTERNATIONAL AUDITORS

To the Shareholders of
Huadian Power International Corporation Limited
(Established in The People's Republic of China with limited liability)

We have audited the consolidated financial statements of Huadian Power International Corporation Limited (the "Company") set out on pages 52 to 112, which comprise the consolidated and Company balance sheets as at 31 December 2006, and the consolidated income statement, the consolidated and Company statements of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

23 March 2007

CONSOLIDATED INCOME STATEMENT

	Note	**2006** **RMB'000**	2005 RMB'000
Turnover	3	**15,130,927**	13,300,397
Operating expenses			
Coal consumption		**(8,061,590)**	(7,270,536)
Depreciation and amortisation		**(1,952,158)**	(1,621,738)
Major overhaul expenses		**(267,582)**	(246,988)
Repairs and maintenance		**(185,951)**	(151,863)
Personnel costs	4	**(1,293,937)**	(1,057,365)
Administration expenses		**(584,217)**	(506,429)
Sales related taxes	5	**(157,719)**	(134,291)
Other operating expenses		**(331,905)**	(257,449)
		(12,835,059)	(11,246,659)
Operating profit		**2,295,868**	2,053,738
Investment income		**3,140**	240
Other net income		**47,023**	45,037
Net finance costs	6	**(503,794)**	(446,357)
Share of profits less losses of associates		**39,683**	16,636
Profit before taxation	7	**1,881,920**	1,669,294
Income tax	10(a)	**(522,977)**	(512,341)
Profit for the year		**1,358,943**	1,156,953
Attributable to:			
Equity shareholders of the Company		**1,201,201**	1,066,421
Minority interests		**157,742**	90,532
Profit for the year		**1,358,943**	1,156,953
Dividends payable to equity shareholders of the Company attributable to the year:			
Final dividend proposed after the balance sheet date	11(a)	**373,307**	391,370
Basic and diluted earnings per share	12	**RMB0.199**	RMB0.179

The notes on pages 61 to 112 form part of these financial statements.

CONSOLIDATED BALANCE SHEET

	Note	2006 RMB'000	2005 RMB'000
Non-current assets			
Property, plant and equipment	13	**37,046,206**	21,348,609
Construction in progress	14	**11,499,163**	9,048,143
Lease prepayments	15	**895,275**	429,770
Intangible assets	16	**44,431**	44,431
Interest in associates	18	**1,486,041**	918,211
Other investments	20	**135,539**	175,639
Investment deposit	21	**15,250**	—
Deferred tax assets	28	**44,946**	46,218
		51,166,851	32,011,021
Current assets			
Inventories	22	**748,511**	558,847
Deposits, other receivables and prepayments		**111,258**	87,127
Trade and bills receivables	23	**1,575,104**	1,263,332
Tax recoverable	10(b)	**16,164**	2,789
Guarantee deposits	24	**316,058**	—
Cash and cash equivalents	25	**967,922**	845,642
		3,735,017	2,757,737
Current liabilities			
Bank loans	26(a)	**10,864,955**	5,492,551
Loans from shareholders	26(b)	**51,000**	175,000
Current portion of state loans	26(c)	**10,005**	9,584
Other loans	26(d)	**1,575,520**	398,623
Amount due to holding company		**10,415**	33,000
Trade and bills payables	27	**4,508,415**	1,061,917
Other payables		**1,713,570**	889,640
Tax payable	10(b)	**88,792**	113,970
		18,822,672	8,174,285
Net current liabilities		**(15,087,655)**	(5,416,548)
Total assets less current liabilities carried forward		**36,079,196**	26,594,473

	Note	2006 RMB'000	2005 RMB'000
Total assets less current liabilities brought forward		**36,079,196**	26,594,473
Non-current liabilities			
Bank loans	26(a)	**17,005,947**	9,785,891
Loans from shareholders	26(b)	**1,335,000**	1,135,000
State loans	26(c)	**74,424**	70,179
Other loans	26(d)	**831,055**	1,365,647
Deferred government grants		**203,880**	136,170
Deferred tax liabilities	28	**780,987**	439,170
		20,231,293	12,932,057
NET ASSETS		**15,847,903**	13,662,416
CAPITAL AND RESERVES			
Share capital	29(a)	**6,021,084**	6,021,084
Reserves		**7,455,182**	6,600,625
Total equity attributable to equity shareholders of the Company		**13,476,266**	12,621,709
Minority interests		**2,371,637**	1,040,707
TOTAL EQUITY		**15,847,903**	13,662,416

Approved and authorised for issue by the Board of Directors on 23 March 2007

Chen Jianhua
Director

Tian Peiting
Director

The notes on pages 61 to 112 form part of these financial statements.

BALANCE SHEET

	Note	2006 RMB'000	2005 RMB'000
Non-current assets			
Property, plant and equipment	13	**14,800,855**	11,033,595
Construction in progress	14	**2,244,303**	3,150,007
Lease prepayments	15	**224,719**	196,401
Intangible assets	16	**45,457**	45,457
Interest in subsidiaries	17	**3,934,350**	2,327,813
Interest in associates	18	**1,408,033**	869,540
Interest in a jointly controlled entity	19	**142,800**	193,983
Other investments	20	**130,539**	172,939
Investment deposit	21	**15,250**	—
Deferred tax assets	28	**35,043**	38,221
		22,981,349	18,027,956
Current assets			
Inventories	22	**299,032**	313,524
Amounts due from subsidiaries		**283,717**	56,455
Deposits, other receivables and prepayments		**63,540**	34,146
Trade and bills receivables	23	**530,690**	654,317
Guarantee deposits	24	**319**	—
Cash and cash equivalents	25	**576,670**	484,574
		1,753,968	1,543,016
Current liabilities			
Bank loans	26(a)	**5,406,832**	1,766,840
Loans from shareholders	26(b)	**—**	175,000
Current portion of state loans	26(c)	**10,005**	9,584
Other loans	26(d)	**550,000**	42,000
Amount due to holding company		**—**	33,000
Amounts due to subsidiaries		**375,639**	101,753
Trade and bills payables	27	**1,711,025**	418,719
Other payables		**534,309**	353,762
Tax payable	10(b)	**68,659**	79,098
		8,656,469	2,979,756
Net current liabilities		**(6,902,501)**	(1,436,740)
Total assets less current liabilities carried forward		**16,078,848**	16,591,216

BALANCE SHEET *(continued)*

as at 31 December 2006
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	**2006** **RMB'000**	2005 RMB'000
Total assets less current liabilities brought forward		**16,078,848**	16,591,216
Non-current liabilities			
Bank loans	26(a)	**2,776,880**	3,123,758
Loans from shareholders	26(b)	**585,000**	585,000
State loans	26(c)	**66,924**	67,929
Other loans	26(d)	**298,037**	898,037
Deferred government grants		**95,080**	43,000
		3,821,921	4,717,724
NET ASSETS		**12,256,927**	11,873,492
CAPITAL AND RESERVES			
Share capital	29(a)	**6,021,084**	6,021,084
Reserves		**6,235,843**	5,852,408
TOTAL EQUITY		**12,256,927**	11,873,492

Approved and authorised for issue by the Board of Directors on 23 March 2007

Chen Jianhua
Director

Tian Peiting
Director

The notes on pages 61 to 112 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2006
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

	Attributable to equity shareholders of the Company									
	Share capital RMB'000 (note 29(a))	Capital reserve RMB'000 (note 29(b))	Statutory surplus reserve RMB'000 (note 29(c))	Statutory public welfare fund RMB'000 (note 29(d))	Discretionary surplus reserve RMB'000 (note 29(e))	Revaluation reserve RMB'000 (note 29(f))	Retained profits RMB'000	Total RMB'000	Minority interests RMB'000	Total equity RMB'000
Balance at 1 January 2005	5,256,084	777,418	860,722	333,085	63,690	—	2,589,526	9,880,525	812,943	10,693,468
Issuance of A shares	765,000	1,120,501	—	—	—	—	—	1,885,501	—	1,885,501
Acquisition of subsidiaries	—	—	—	—	—	—	—	—	12,332	12,332
Capital injection from minority shareholders to subsidiaries	—	—	—	—	—	—	—	—	134,493	134,493
Profit for the year	—	—	—	—	—	—	1,066,421	1,066,421	90,532	1,156,953
Appropriations	—	—	101,497	50,748	—	—	(152,245)	—	—	—
Transfer between reserves	—	—	—	(4,399)	4,399	—	—	—	—	—
Dividends approved for equity shareholders of the Company	—	—	—	—	—	—	(210,738)	(210,738)	—	(210,738)
Dividends approved for minority equity shareholders of subsidiaries	—	—	—	—	—	—	—	—	(9,593)	(9,593)
Balance at 31 December 2005	6,021,084	1,897,919	962,219	379,434	68,089	—	3,292,964	12,621,709	1,040,707	13,662,416
Balance at 1 January 2006	6,021,084	1,897,919	962,219	379,434	68,089	—	3,292,964	12,621,709	1,040,707	13,662,416
Transfer to statutory surplus reserve	—	—	379,434	(379,434)	—	—	—	—	—	—
Acquisition of subsidiaries	—	—	—	—	—	44,726	—	44,726	694,835	739,561
Disposal of subsidiary	—	—	—	—	—	—	—	—	(7,887)	(7,887)
Acquisition of minority interests	—	—	—	—	—	—	—	—	(90,780)	(90,780)
Capital injection from minority shareholders to subsidiaries	—	—	—	—	—	—	—	—	588,358	588,358
Profit for the year	—	—	—	—	—	—	1,201,201	1,201,201	157,742	1,358,943
Appropriations	—	—	112,189	—	—	—	(112,189)	—	—	—
Dividends approved for equity shareholders of the Company	—	—	—	—	—	—	(391,370)	(391,370)	—	(391,370)
Dividends approved for minority equity shareholders of subsidiaries	—	—	—	—	—	—	—	—	(11,338)	(11,338)
Balance at 31 December 2006	6,021,084	1,897,919	1,453,842	—	68,089	44,726	3,990,606	13,476,266	2,371,637	15,847,903

The notes on pages 61 to 112 form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2006
(Prepared under International Financial Reporting Standards)
(Expressed in Renminbi)

	Share capital *RMB'000* *(note 29(a))*	Capital reserve *RMB'000* *(note 29(b))*	Statutory surplus reserve *RMB'000* *(note 29(c))*	Statutory public welfare fund *RMB'000* *(note 29(d))*	Discretionary surplus reserve *RMB'000* *(note 29(e))*	Retained profits *RMB'000*	Total equity *RMB'000*
Balance at 1 January 2005	5,256,084	777,418	860,722	333,085	63,690	2,105,432	9,396,431
Issuance of A shares	765,000	1,120,501	—	—	—	—	1,885,501
Profit for the year	—	—	—	—	—	802,298	802,298
Appropriations	—	—	101,497	50,748	—	(152,245)	—
Transfer between reserves	—	—	—	(4,399)	4,399	—	—
Dividends approved	—	—	—	—	—	(210,738)	(210,738)
Balance at 31 December 2005	6,021,084	1,897,919	962,219	379,434	68,089	2,544,747	11,873,492
Balance at 1 January 2006	**6,021,084**	**1,897,919**	**962,219**	**379,434**	**68,089**	**2,544,747**	**11,873,492**
Transfer to statutory surplus reserves	**—**	**—**	**379,434**	**(379,434)**	**—**	**—**	**—**
Profit for the year	**—**	**—**	**—**	**—**	**—**	**774,805**	**774,805**
Appropriations	**—**	**—**	**112,189**	**—**	**—**	**(112,189)**	**—**
Dividends approved	**—**	**—**	**—**	**—**	**—**	**(391,370)**	**(391,370)**
Balance at 31 December 2006	**6,021,084**	**1,897,919**	**1,453,842**	**—**	**68,089**	**2,815,993**	**12,256,927**

The notes on pages 61 to 112 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

	Note	2006 RMB'000	2005 RMB'000
Operating activities			
Cash received from customers and others		**15,085,200**	13,139,982
Cash paid to suppliers, employees and others		**(10,961,578)**	(9,646,753)
Cash generated from operations		**4,123,622**	3,493,229
Interest paid		**(1,263,088)**	(756,971)
Enterprise income tax paid		**(474,665)**	(401,070)
Net cash from operating activities		**2,385,869**	2,335,188
Investing activities			
Acquisition of property, plant and equipment and construction in progress		**(12,702,225)**	(6,025,017)
Proceeds from sale of property, plant and equipment		**76,002**	5,595
Proceeds from sales of other investment		**84,761**	—
Lease prepayments paid		**(423,797)**	(37,037)
Acquisition of a subsidiary and proportionate consolidation of a jointly controlled entity, net of cash acquired	32(a)	**45,649**	(120,911)
Disposal of subsidiaries, net of cash disposed	32(b)	**(4,307)**	—
Decrease in amount due to holding company		**(33,000)**	—
Acquisition of minority interests		**(90,780)**	—
Increase in investment deposits		**(15,250)**	—
Acquisition of associates		**(462,360)**	(245,000)
Capital injection in associates		**(160,000)**	(255,140)
Capital injection in other investment		**(26,600)**	—
Interest received		**21,697**	19,285
Dividends received		**4,405**	493
Maturity of fixed deposits maturing over 3 months		**—**	10,752
Net cash used in investing activities		**(13,685,805)**	(6,646,980)

	Note	**2006** **RMB'000**	2005 *RMB'000*
Financing activities			
Proceeds from the issue of share capital		—	1,893,315
Proceeds from borrowings		**27,282,190**	11,888,506
Proceeds from government grants		**67,380**	41,000
Payment of transaction costs on issue of share capital		—	(3,394)
Other cash received relating to financing activities		**449,161**	25,671
Repayment of borrowings		**(16,236,153)**	(9,859,307)
Capital injection from minority equity shareholders to subsidiaries		**585,262**	134,493
Dividends paid to equity shareholders of the Company		**(391,370)**	(210,738)
Dividends paid to minority equity shareholders of subsidiaries		**(18,196)**	(12,239)
Increase in guarantee deposits		**(316,058)**	—
Net cash from financing activities		**11,422,216**	3,897,307
Net increase/(decrease) in cash and cash equivalents		**122,280**	(414,485)
Cash and cash equivalents at beginning of the year		**845,642**	1,260,127
Cash and cash equivalents at end of the year	25	**967,922**	845,642

The notes on pages 61 to 112 form part of these financial statements.

1 BACKGROUND OF THE COMPANY

Huadian Power International Corporation Limited (the "Company") was established in the People's Republic of China (the "PRC") on 28 June 1994 as a joint stock limited company.

The Company and its subsidiaries (the "Group") and a jointly controlled entity are principally engaged in the generation of electricity and heat. All electricity generated is supplied to the provincial grid companies where the power plants are located.

2 SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in the preparation of the financial statements are set out below:

(a) Statement of compliance and basis of preparation

(i) Statement of compliance

The financial statements of the Company and the Group have been prepared in accordance with International Financial Reporting Standards ("IFRSs") promulgated by the International Accounting Standards Board ("IASB"). IFRSs includes all applicable individual International Financial Reporting Standards, International Accounting Standards ("IASs") and related interpretations.

These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

(ii) Basis of preparation

The consolidated financial statements for the year ended 31 December 2006 comprise the Group and its interest in associates and a jointly controlled entity.

The financial statements are prepared on the historical cost basis except that the derivatives financial instruments are stated at their fair value (see note 2(n)). The accounting policies have been consistently applied by the Group and are consistent with those used in the previous year.

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(a) Statement of compliance and basis of preparation *(continued)*

(ii) Basis of preparation *(continued)*

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key assumptions and estimation made by management in the application of IFRSs that have significant effect on the financial statements and have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities in the next year are disclosed in note 36.

(b) Basis of consolidation

(i) Subsidiaries

Subsidiaries are those entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Investments in subsidiaries are stated in the Company's balance sheet at cost less impairment losses (see note 2(g)).

(ii) Associates

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. Associates are accounted for using the equity method. The consolidated financial statements include the Group's share of the income and expenses of associates, after adjustments to align the accounting policies with those of the Group from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds its interest in an associate, the Group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate.

Investments in associates are stated in the Company's balance sheet at cost less impairment losses (see note 2(g)).

(iii) Jointly controlled entities

Jointly controlled entities are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. The consolidated financial statements include the Group's proportionate share of the enterprises' assets, liabilities, revenue and expenses with items of a similar nature on a line by line basis, from the date that joint control commences until the date that joint control ceases.

Investments in jointly controlled entities are stated in the Company's balance sheet at cost less impairment losses (see note 2(g)).

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(b) Basis of consolidation *(continued)*

(iv) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Any unrealised gains arising from transactions with jointly controlled entity and associates are eliminated to the extent of the Group's interest in the entity. Any unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(v) Minority interests

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

Loans from holders of minority interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated balance sheet in accordance with notes 2(k) or (l) depending on the nature of the liability.

(c) Investments

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see note 2(g)).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(d) Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 2(g)). In respect of associates or jointly controlled entity, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity.

Any excess of the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate or a jointly controlled entity is recognised immediately in profit or loss.

On disposal of a cash generating unit, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(e) Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses (see note 2(g)).

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and director labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the cost of dismantling and removing the items and restoring the site on which they are located.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodies within the part will flow to the Group and its cost can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

Depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. The estimated useful lives used are as follows:

Buildings	15 - 25 years
Generators and related machinery and equipment	10 - 20 years
Motor vehicles, furniture, fixtures, equipment and others	5 - 10 years

Depreciation method, useful lives and residual values are reassessed at the reporting date.

Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the income statement on the date of retirement or disposal.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(f) Construction in progress

Construction in progress is stated at cost, which comprises construction expenditure, including interest costs and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest costs during the construction period, and the cost of related equipment, less any impairment losses (see note 2(g)).

Upon completion and commissioning for operation, the costs are transferred to property, plant and equipment and depreciation will be provided at the appropriate rates specified in note 2(e) above. A generator is considered to be completed and commissioned when the trial run period ends.

(g) Impairment

(i) Impairment of investments in equity securities and receivables

Investments in equity securities and other current and non-current receivables that are stated at cost or amortised cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

— For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

— For trade and other current receivables and other financial assets carried at cost or amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

— property, plant and equipment;

— construction in progress;

— lease prepayments;

— interest in subsidiaries, associates and jointly controlled entity; and

— goodwill.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(g) Impairment *(continued)*

(ii) Impairment of other assets *(continued)*

If any such indication exists, the asset's recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

— Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

— Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

— Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(h) Lease prepayments

Lease prepayments represent land use rights paid to the PRC's Land Bureau. Land use rights are carried at amortised cost less impairment losses (see note 2(g)). Amortisation is charged to profit or loss from the date of initial recognition on a straight-line basis over the respective periods of the rights which mainly range from 15 years to 50 years.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(i) Inventories

Inventories, comprising coal, fuel oil, materials, components and spare parts for consumption by the power plants, are stated at cost, less provision for obsolescence. Cost includes cost of purchase and, where applicable, transportation cost and handling fee. The cost of coal and fuel oil is calculated on the weighted average basis. The cost of materials, components and spare parts is calculated on the first-in-first-out basis.

(j) Trade and other receivables

Trade and other receivables are stated initially at fair value and there after stated at amortised cost less impairment losses for bad and doubtful debts (see note 2(g)), unless the effect of discounting would be immaterial, in which case they are stated at cost less impairment losses for bad and doubtful debts (see note 2(g)).

(k) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(l) Trade and other payables

Trade and other payables are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(m) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(n) Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured and any gain or loss on remeasurement to fair value is charged immediately to profit or loss.

(o) Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(p) Revenue recognition

(i) Electricity income

Electricity income is recognised when electricity is supplied to the provincial grid companies.

(ii) Heat income

Heat income is recognised when heat is supplied to customers.

(iii) Dividend income

Dividend income from unlisted equity securities is recognised when the shareholder's right to receive payment is established.

(iv) Government grants

A conditional government grant is recognised in the balance sheet initially when there is reasonable assurance that it will be received and that the Group will comply with the conditions attaching to it. Grant that compensate the Group for expenses incurred are recognised as revenue in profit or loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted in arriving at the carrying amount of the asset and consequently are recognised in profit or loss as revenue on a systematic basis over the useful life of the asset.

(q) Major overhauls, repairs and maintenance

Expenditure on major overhauls, repairs and maintenance is charged to profit or loss as it is incurred.

(r) Translation of foreign currencies

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

Foreign currency translation differences relating to funds borrowed relevant to construction in progress, to the extent that they are regarded as an adjustment to interest costs, are capitalised during the construction period (see note 2(f)). All other exchange differences are dealt with in profit or loss.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(s) Income tax

Income tax on profit or loss for the year comprises current and deferred tax. Income tax is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided, using the balance sheet liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: initial recognition of goodwill, and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and credits can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(t) Borrowing costs

Borrowing costs are expensed in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(u) Operating leases

Payments made under operating leases are charged to profit or loss on a straight-line basis over the terms of the lease.

(v) Employee benefits

Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(w) Research and development costs

Research and development costs are recognised as expenses in the period in which they are incurred.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(x) Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(y) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

No analysis of the Group's turnover and contribution to profit from operations by geographical segment or business segment has been presented as all the Group's operating activities are carried out in the PRC and less than 10 per cent of the turnover and contribution to profit from operations were derived from activities outside the Group's generation and sale of electricity activities. There is no other geographical or business with segment assets equal to or greater than 10 per cent of the Group's total assets.

(z) Dividends

Dividends are recognised as a liability in the period in which they are declared.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(aa) New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended 31 December 2006, and have not been applied in preparing these consolidated financial statements:

— IFRS 7 Financial Instruments: Disclosures and the Amendment to IAS 1 Presentation of Financial Statements: Capital Disclosures require extensive disclosures about the significance of financial instruments for an entity's financial position and performance, and qualitative and quantitative disclosures on the nature and extent of risks. IFRS 7 and amended IAS 1, which become mandatory for the Group's 2007 financial statements, will require extensive additional disclosures with respect to Group's financial instruments and share capital.

— IFRS 8 Operating segments sets out the requirements for disclosure of information about an entity's operating segments and also about the entity's products and services, the geographical areas in which it operates, and its major customers. No analysis of the Group's turnover and contribution to profit from operations by geographical segment or business segment has been presented as all the Group's operating activities are carried out in the PRC and less than 10 per cent of the turnover and contribution to profit from operations were derived from activities outside the Group's generation and sale of electricity business. Thus, the adoption of IFRS 8 will not affect the financial statements of the Group.

— IFRIC 10 Interim Financial Reporting and Impairment prohibits the reversal of an impairment loss recognised in a previous interim period in respect of goodwill, and investment in an equity instrument or a financial asset carried at cost. IFRIC 10 will become mandatory for the Group's 2007 financial statements, and will apply to goodwill, investments in equity instruments, and financial assets carried at cost prospectively from the date that the Group first applied the measurement criteria of IAS 36 (i.e. 1 January 2000) and IAS 39 (i.e. 1 January 2001) respectively. The adoption of IFRIC 10 will not affect the financial statements of the Group.

3 TURNOVER

Turnover represents the sale of electricity and heat, net of value added tax ("VAT"). Major components of the Group's turnover is as follows:

	2006	2005
	RMB'000	*RMB'000*
Sale of electricity	**14,835,072**	13,034,607
Sale of heat	**295,855**	265,790
	15,130,927	13,300,397

4 PERSONNEL COSTS

	2006	2005
	RMB'000	*RMB'000*
Wages, welfare and other benefits	**918,335**	732,078
Retirement costs *(note 31)*	**167,907**	149,357
Other staff costs	**207,695**	175,930
	1,293,937	1,057,365

5 SALES RELATED TAXES

Sales related taxes represent city maintenance and construction tax and education surcharge, which are calculated at 1-7% and 3-4%, respectively, of net VAT payable.

6 NET FINANCE COSTS

	2006 *RMB'000*	2005 *RMB'000*
Interest on bank advances and other loans repayable within five years	**1,328,053**	766,807
Interest on other loans repayable after five years	**40,317**	6,849
Less: Interest capitalised	**(799,050)**	(256,320)
	569,320	517,336
Less: Interest income	**(8,754)**	(19,285)
Net foreign exchange gain	**(49,162)**	(39,984)
Net gain on derivative financial instruments	**(7,610)**	(11,710)
	503,794	446,357

The interest costs have been capitalised at an average rate of 5.40% per annum (2005: 5.26%) for construction in progress.

7 PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging/(crediting):

	2006 *RMB'000*	2005 *RMB'000*
Amortisation of lease prepayments	**31,501**	23,471
Auditors' remuneration		
— audit service	**7,139**	5,231
— other services	**600**	—
Cost of inventories	**8,657,170**	7,763,525
Depreciation	**1,920,657**	1,598,267
Government grants	**(1,200)**	(3,750)
Loss on disposal of property, plant and equipment	**12,092**	1,459
Impairment losses on trade and other receivables	**1,555**	8,058
Reversal of inventories write off	**(817)**	(3,007)
Operating lease charges in respect of land and buildings	**38,591**	37,260
Research and development costs	**3,608**	5,499
Share of associates' taxation	**1,420**	10,401

8 DIRECTORS' AND SUPERVISORS' EMOLUMENTS

	Directors' and supervisors' fees *RMB'000*	Salaries, allowances and benefits in kind *RMB'000*	Retirement benefits *RMB'000*	Bonuses *RMB'000*	2006 Total *RMB'000*
Directors					
He Gong	—	—	—	—	—
Chen Feihu	—	—	—	—	—
Zhu Chongli	—	—	—	—	—
Chen Jianhua	—	234	23	478	735
Tian Peiting	—	234	23	478	735
Wang Yingli	—	—	—	—	—
Zhang Bingju	—	—	—	—	—
Peng Xingyu	—	—	—	—	—
Independent non-executive directors					
Ding Huiping	—	50	—	—	50
Zhao Jinghua	—	50	—	—	50
Hu Yuanmu	—	50	—	—	50
Wang Chuanshun	—	50	—	—	50
Supervisors					
Feng Lanshui	—	—	—	—	—
Zheng Feixue	—	151	23	242	416
Li Changxu	—	—	—	—	—
	—	819	69	1,198	2,086

8 DIRECTORS' AND SUPERVISORS' EMOLUMENTS *(continued)*

	Directors' and supervisors' fees *RMB'000*	Salaries, allowances and benefits in kind *RMB'000*	Retirement benefits *RMB'000*	Bonuses *RMB'000*	2005 Total *RMB'000*
Directors					
He Gong	—	—	—	—	—
Chen Feihu	—	—	—	—	—
Zhu Chongli	—	—	—	—	—
Chen Jianhua	—	162	24	548	734
Tian Peiting	—	164	24	548	736
Wang Yingli	—	—	—	—	—
Zhang Bingju	—	—	—	—	—
Peng Xingyu	—	—	—	—	—
Independent non-executive directors					
Ding Huiping	—	50	—	—	50
Zhao Jinghua	—	50	—	—	50
Hu Yuanmu	—	50	—	—	50
Wang Chuanshun	—	50	—	—	50
Supervisors					
Feng Lanshui	—	—	—	—	—
Zheng Feixue	—	88	24	298	410
Li Changxu	—	—	—	—	—
	—	614	72	1,394	2,080

9 INDIVIDUALS WITH HIGHEST EMOLUMENTS

Of the five individuals with the highest emoluments, two (2005: two) are directors whose emoluments are disclosed in note 8. The aggregate of the emoluments of the remaining three highest paid individuals (2005: three) is as follows:

	2006 ***RMB'000***	2005 *RMB'000*
Salaries and other emoluments	**595**	416
Retirement benefits	**69**	72
Bonuses	**1,221**	1,511
	1,885	1,999

10 INCOME TAX

(a) Taxation in the consolidated income statement represents:

	2006 RMB'000	2005 RMB'000
Current tax		
Charge for PRC enterprise income tax for the year	**436,171**	436,780
Over-provision in respect of previous years	**(3,369)**	—
	432,802	436,780
Deferred tax		
Origination and reversal of temporary differences *(note 28)*	**90,175**	75,561
Total income tax expense in the consolidated income statement	**522,977**	512,341

Reconciliation of effective tax rate:

	2006 RMB'000	2005 RMB'000
Profit before taxation	**1,881,920**	1,669,294
Notional PRC enterprise income tax expense at a statutory tax rate of 33%	**621,034**	550,867
Non-deductible expenses	**2,577**	1,051
Non-taxable income	**(26,444)**	(12,390)
Differential tax rate on subsidiary's and jointly controlled entity's income	**(38,979)**	(27,187)
Tax credit *(note (ii))*	**(31,842)**	—
Over-provision in respect of previous years	**(3,369)**	—
	522,977	512,341

Notes:

(i) The charge for PRC enterprise income tax is calculated at the statutory rate of 33% (2005: 33%) on the estimated assessable profits of the year determined in accordance with relevant enterprise income tax rules and regulations, except for a subsidiary and a jointly controlled entity of the Company, which are taxed at a preferential rate of 15% until 2010. The jointly controlled entity is tax exempted until 31 December 2007 and will be entitled to a 50% reduction of the preferential rate in 2008 and 2009.

(ii) Pursuant to CaiShuiZi [1999] No. 290 issued by the Ministry of Finance and the State Administration of Taxation, tax credit is granted for purchases of domestic equipments. The tax credit is calculated as 40% of the current year's purchase amount of domestic equipment for technical improvement project use, but is limited to the increase in enterprise income tax of the year of purchase from the preceding year.

10 INCOME TAX *(continued)*

(b) Income tax in the balance sheets represents:

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Charge for PRC enterprise income tax for the year	**436,171**	436,780	**349,769**	364,463
Payments made relating to the current year	**(363,543)**	(325,599)	**(281,110)**	(285,365)
PRC enterprise income tax payable (net)	**72,628**	111,181	**68,659**	79,098
Representing:				
Tax payable	**88,792**	113,970	**68,659**	79,098
Tax recoverable	**(16,164)**	(2,789)	**—**	—
	72,628	111,181	**68,659**	79,098

11 DIVIDENDS

(a) Dividends payable to equity shareholders of the Company attributable to the year:

	2006	2005
	RMB'000	*RMB'000*
Final dividend proposed after balance sheet date of RMB0.062 per share (2005: RMB0.065 per share)	**373,307**	391,370

Pursuant to a resolution passed at the Directors' meeting held on 23 March 2007, a final dividend of RMB0.062 per share totalling approximately RMB373,307,000 will be payable to shareholders, subject to the approval of the shareholders at the coming Annual General Meeting.

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year:

	2006	2005
	RMB'000	*RMB'000*
Final dividend in respect of the previous financial year, approved and paid during the year, of RMB0.065 per share (2005: RMB0.035 per share)	**391,370**	210,738

12 EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company for the year ended 31 December 2006 of RMB1,201,201,000 (2005: RMB1,066,421,000) and the weighted average number of shares in issue during the year ended 31 December 2006 of 6,021,084,200 (2005: 5,957,334,000).

(b) Diluted earnings per share

There were no dilutive potential ordinary shares in existence during the years ended 31 December 2006 and 2005.

13 PROPERTY, PLANT AND EQUIPMENT

(a) The Group

	Buildings *RMB'000*	Generators and related machinery and equipment *RMB'000*	Motor vehicles, furniture, fixtures, equipment and others *RMB'000*	Total *RMB'000*
Cost:				
At 1 January 2005	7,500,910	21,151,164	607,075	29,259,149
Additions	710	3,574	26,994	31,278
Through acquisition of subsidiaries	—	—	5,566	5,566
Transferred from construction in progress *(note 14)*	290,917	1,680,138	20,983	1,992,038
Disposals	(6,952)	(526)	(8,494)	(15,972)
At 31 December 2005	7,785,585	22,834,350	652,124	31,272,059
At 1 January 2006	7,785,585	22,834,350	652,124	31,272,059
Additions	209	26,301	58,449	84,959
Through acquisition of a subsidiary and proportionate consolidation of a jointly controlled entity *(note 32)*	660,036	1,559,003	53,051	2,272,090
Transferred from construction in progress *(note 14)*	3,656,689	11,581,115	114,306	15,352,110
Disposals	(51,533)	(137,423)	(9,594)	(198,550)
Through disposal of subsidiaries	(12,389)	—	(9,320)	(21,709)
At 31 December 2006	12,038,597	35,863,346	859,016	48,760,959

13 PROPERTY, PLANT AND EQUIPMENT *(continued)*

(a) The Group *(continued)*

	Buildings RMB'000	Generators and related machinery and equipment RMB'000	Motor vehicles, furniture, fixtures, equipment and others RMB'000	Total RMB'000
Accumulated depreciation:				
At 1 January 2005	1,786,990	6,304,953	242,158	8,334,101
Charge for the year	337,326	1,190,531	70,410	1,598,267
Written back on disposal	(914)	(403)	(7,601)	(8,918)
At 31 December 2005	2,123,402	7,495,081	304,967	9,923,450
At 1 January 2006	2,123,402	7,495,081	304,967	9,923,450
Charge for the year	412,081	1,410,092	98,484	1,920,657
Written back on disposal	(15,305)	(88,487)	(9,016)	(112,808)
Through disposal of subsidiaries	(7,286)	—	(9,260)	(16,546)
At 31 December 2006	2,512,892	8,816,686	385,175	11,714,753
Net book value:				
At 31 December 2006	9,525,705	27,046,660	473,841	37,046,206
At 31 December 2005	5,662,183	15,339,269	347,157	21,348,609

13 PROPERTY, PLANT AND EQUIPMENT *(continued)*

(b) The Company

	Buildings RMB'000	Generators and related machinery and equipment RMB'000	Motor vehicles, furniture, fixtures, equipment and others RMB'000	Total RMB'000
Cost:				
At 1 January 2005	3,976,309	14,318,647	447,008	18,741,964
Additions	710	2,498	14,491	17,699
Transferred from construction in progress *(note 14)*	26,496	162,445	11,929	200,870
Disposals	(923)	(526)	(4,431)	(5,880)
At 31 December 2005	4,002,592	14,483,064	468,997	18,954,653
At 1 January 2006	4,002,592	14,483,064	468,997	18,954,653
Additions	—	1,046	16,435	17,481
Transferred from subsidiaries	7,654	—	14,275	21,929
Transferred from construction in progress *(note 14)*	2,107,827	2,649,195	29,800	4,786,822
Disposals	(49,804)	(135,961)	(9,332)	(195,097)
At 31 December 2006	6,068,269	16,997,344	520,175	23,585,788

13 PROPERTY, PLANT AND EQUIPMENT *(continued)*

(b) The Company *(continued)*

	Buildings RMB'000	Generators and related machinery and equipment RMB'000	Motor vehicles, furniture, fixtures, equipment and others RMB'000	Total RMB'000
Accumulated depreciation:				
At 1 January 2005	1,388,668	5,387,368	176,098	6,952,134
Charge for the year	188,042	745,734	39,547	973,323
Written back on disposal	(340)	(403)	(3,656)	(4,399)
At 31 December 2005	1,576,370	6,132,699	211,989	7,921,058
At 1 January 2006	1,576,370	6,132,699	211,989	7,921,058
Charge for the year	200,497	730,964	39,351	970,812
Written back on disposal	(14,693)	(86,334)	(5,910)	(106,937)
At 31 December 2006	1,762,174	6,777,329	245,430	8,784,933
Net book value:				
At 31 December 2006	4,306,095	10,220,015	274,745	14,800,855
At 31 December 2005	2,426,222	8,350,365	257,008	11,033,595

(c) All of the Group's buildings are located in the PRC.

14 CONSTRUCTION IN PROGRESS

	The Group		The Company	
	2006 ***RMB'000***	2005 *RMB'000*	**2006** ***RMB'000***	2005 *RMB'000*
Balance at 1 January	**9,048,143**	2,876,732	**3,150,007**	696,249
Through acquisition of a subsidiary and proportionate consolidation of a jointly controlled entity *(note 32)*	**1,054,545**	2,046,274	—	—
Additions	**16,748,585**	6,117,175	**4,875,840**	2,654,628
Transferred to property, plant and equipment *(note 13)*	**(15,352,110)**	(1,992,038)	**(4,786,822)**	(200,870)
Transferred to subsidiaries	—	—	**(994,722)**	—
Balance at 31 December	**11,499,163**	9,048,143	**2,244,303**	3,150,007

15 LEASE PREPAYMENTS

Lease prepayments represent fees for land use rights paid to the PRC's land bureau.

16 INTANGIBLE ASSETS

(a) The Group

	Goodwill *RMB'000*	Negative goodwill *RMB'000*	Total *RMB'000*
Cost:			
At 1 January 2005	65,173	(10,998)	54,175
Opening balance adjustment in respect of IFRS 3	(20,742)	10,998	(9,744)
At 31 December 2005 and 2006	44,431	—	44,431
Accumulated amortisation:			
At 1 January 2005	20,742	(4,032)	16,710
Opening balance adjustment in respect of IFRS 3	(20,742)	4,032	(16,710)
At 31 December 2005 and 2006	—	—	—
Carrying amount:			
At 31 December 2005 and 2006	44,431	—	44,431

(b) The Company

	Goodwill *RMB'000*
Cost:	
At 1 January 2005	60,330
Opening balance adjustment in respect of IFRS 3	(14,873)
At 31 December 2005 and 2006	45,457
Accumulated amortisation:	
At 1 January 2005	14,873
Opening balance adjustment in respect of IFRS 3	(14,873)
At 31 December 2005 and 2006	—
Carrying amount:	
At 31 December 2005 and 2006	45,457

Goodwill in the Company's balance sheet was transferred from a subsidiary, which transferred all of the business, including assets and liabilities to the Company and was dissolved at the same time in 2000.

With effect from 1 January 2005, the Group no longer amortise goodwill. In accordance with the transitional provisions set out in IFRS 3, as at 1 January 2005, the accumulated amortisation of positive goodwill was eliminated against the cost of goodwill and negative goodwill was derecognised as at that date.

17 INTEREST IN SUBSIDIARIES

	The Company	
	2006	2005
	RMB'000	*RMB'000*
Unlisted shares, at cost	**3,934,350**	2,327,813

The particulars of subsidiaries, all of which are limited liability companies established and operating in the PRC, at 31 December 2006 are as follows:

Company	Paid up capital	Proportion of ownership interest: Group's effective interest	held by the Company	held by subsidiary	Principal activities
	RMB'000	%	%	%	
Sichuan Guangan Power Generation Company Limited ("Guangan Company")	1,395,260	80	80	—	Generation and sale of electricity
Huadian Qingdao Power Company Limited ("Qingdao Company")	700,000	55	55	—	Generation and sale of electricity and heat
Huadian Weifang Power Generation Company ("Weifang Company") *(note 32)*	1,250,000	45	45	—	Generation and sale of electricity
Huadian Zibo Power Company Limited	374,800	100	100	—	Generation and sale of electricity and heat
Huadian Zhangqiu Power Company Limited	480,750	84.45	84.45	—	Generation and sale of electricity and heat
Huadian Tengzhou Xinyuan Power Company Limited	245,000	88.16	88.16	—	Generation and sale of electricity and heat
Huadian Xinxiang Power Generation Company Limited ("Xinxiang Company")	119,000	90	90	—	Development of coal-fired power plant

17 INTEREST IN SUBSIDIARIES *(continued)*

The particulars of subsidiaries, all of which are limited liability companies established and operating in the PRC, at 31 December 2006 are as follows: *(continued)*

		Proportion of ownership interest			
Company	Paid up capital *RMB'000*	Group's effective interest %	held by the Company %	held by subsidiary %	Principal activities
Anhui Huadian Suzhou Power Generation Company Limited ("Suzhou Company")	220,934	97	97	—	Development of coal-fired power plant
Huadian Ningxia Lingwu Power Generation Company Limited *(Note)*	150,000	65	65	—	Development of coal-fired power plant
Sichuan Huadian Luding Hydropower Company Limited *(Note)*	79,290	100	100	—	Development of hydro power plant
Jiangsu Huadian Binhai Wind Power Company Limited *(Note)*	10,000	100	100	—	Development of wind power plant
Huadian International Shandong Materials Company Limited	50,000	100	100	—	Procurement of materials
Huadian Qingdao Heat Company Limited	30,000	55	55	—	Sale of heat
Huadian International Shandong Project Company Limited	3,000	100	100	—	Management of construction project
Huadian International Shandong Information Company Limited *(Note)*	3,000	100	100	—	Development and maintenance of information system to the Group

Note: These companies were newly set up in 2006.

18 INTEREST IN ASSOCIATES

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted shares, at cost	**—**	—	**1,408,033**	869,540
Share of net assets	**1,486,041**	918,211	**—**	—
	1,486,041	918,211	**1,408,033**	869,540

The particulars of the associates, which are limited liability companies established and operating in the PRC, at 31 December 2006 are as follows:

		Proportion of ownership interest			
Company	**Paid up capital** *RMB'000*	**Group's effective interest** %	**held by the Company** %	**held by subsidiary** %	**Principal activities**
Ningxia Power Generation Company (Group) Limited ("Ningxia Power Company")	900,000	31.11	31.11	—	Generation and sales of electricity and investment holding
Anhui Chizhou Jiuhua Power Generation Company Limited	640,000	40	40	—	Generation and sales of electricity
Huadian Property Co. Ltd. ("Huadian Property")	550,000	30	30	—	Property development
Sichuan Luzhou Chuannan Power Generation Company Limited	600,000	40	40	—	Development of coal-fired power plant
Huadian Coal Industry Group Company Limited ("Huadian Coal") *(Note (i))*	1,560,000	20.19	20.19	—	Provision of coal procurement service

18 INTEREST IN ASSOCIATES *(continued)*

The particulars of the associates, which are limited liability companies established and operating in the PRC, at 31 December 2006 are as follows: *(continued)*

Company	Paid up capital	Proportion of ownership interest: Group's effective interest	held by the Company	held by subsidiary	Principal activities
	RMB'000	%	%	%	
Zoucheng Lunan Electricity Technology Development Company Limited ("Zoucheng Lunan")	4,333	40	40	—	Provision of service to Zouxian Power Plant
China Huadian Finance Corporation Limited ("China Huadian Finance") *(Notes (i) and (ii))*	800,000	15	15	—	Provision of corporate financial service to its group companies
Sichuan Huayingshan Longtan Coal Company Limited ("Longtan Coal Company")	90,000	36	—	45	Development of coal mines and sales of coal

Notes:

(i) These companies were newly acquired in 2006.

(ii) The Group has appointed certain representatives in the board of China Huadian Finance and is able to exercise significant influence over the operating and financing policies of China Huadian Finance.

Summary financial information on associates

	Assets	Liabilities	Equity	Revenues	Profit
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
2006					
100 percent	**24,054,523**	**(18,561,381)**	**5,493,142**	**4,030,355**	**153,014**
Group's effective interest	**6,718,440**	**(5,232,399)**	**1,486,041**	**1,210,703**	**39,683**
2005					
100 percent	10,980,517	(8,328,808)	2,651,709	698,358	37,270
Group's effective interest	4,236,672	(3,318,461)	918,211	324,096	16,636

19 INTEREST IN A JOINTLY CONTROLLED ENTITY

	The Company	
	2006	2005
	RMB'000	*RMB'000*
Unlisted interests, at cost	**142,800**	193,983

The particulars of a jointly controlled entity, which is a limited liability company established and operating in the PRC, at 31 December 2006 are as follows:

		Proportion of ownership interest			
Company	**Paid up capital**	**Group's effective interest**	**held by the Company**	**held by subsidiary**	**Principal activities**
	RMB'000	%	%	%	
Ningxia Zhongning Power Company Limited ("Zhongning Company") (formerly known as Ningxia Yinglite Zhongning Power Company Limited) *(Note 32)*	285,600	50	50	—	Generation and sale of electricity

Included in the consolidated financial statements are the following items that represent the Group's interests in the assets and liabilities, revenues and expenses of the jointly controlled entity:

	2006	2005
	RMB'000	*RMB'000*
Non-current assets	**998,256**	905,032
Current assets	**74,746**	57,025
Non-current liabilities	**(661,978)**	(269,879)
Current liabilities	**(200,542)**	(385,538)
Net assets	**210,482**	306,640
Revenue	**430,963**	336,631
Expenses	**(368,846)**	(326,143)
Profit for the year	**62,117**	10,488

20 OTHER INVESTMENTS

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted equity securities, at cost	**135,539**	175,639	**130,539**	172,939

Other investments of the Group and the Company mainly include investment in Shandong Luneng Heze Coal Power Development Company Limited ("Heze Company") amounting to RMB91,339,000. The principal activities of Heze Company are the exploration and development of coalmine and coal-electricity base in Juye coalfield. The Group and Company own 12.27% equity interests in Heze Company as at 31 December 2006.

21 INVESTMENT DEPOSIT

On 26 September 2006, the Company entered into an investment agreement with China Huadian Corporation ("China Huadian") ("Investment Agreement") pursuant to which, the Company agreed to acquire from China Huadian 95% equity interests in Anhui Huadian Wuhu Power Company Limited ("Wuhu Company") for a consideration of RMB25.41 million. The investment deposit of RMB15.25 million represents the partial consideration paid to China Huadian pursuant to the Investment Agreement. Wuhu Company is principally engaged in the generation and sale of electricity in Anhui Province, the PRC.

The completion of the acquisition is subject to the approval by the relevant authorities in the PRC and the settlement of the balance of the consideration outstanding. The acquisition has been completed subsequent to the year end (see note 37).

22 INVENTORIES

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Coal	**485,249**	343,374	**150,632**	181,111
Fuel oil	**55,021**	35,400	**25,230**	19,856
Materials, components and spare parts	**208,241**	180,073	**123,170**	112,557
	748,511	558,847	**299,032**	313,524

23 TRADE AND BILLS RECEIVABLES

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade and bills receivables for the sale of electricity	**1,540,962**	1,214,094	**530,084**	653,690
Trade and bills receivables for the sale of heat	**34,142**	49,238	**606**	627
	1,575,104	1,263,332	**530,690**	654,317

Receivables from sale of electricity are due within 30 days from the date of billing. Receivables from sale of heat are due within 90 days from the date of billing.

The ageing analysis of trade and bills receivables is as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within one year	**1,547,624**	1,247,413	**530,690**	654,317
Between one and two years	**11,578**	17	**—**	—
Between two and three years	**—**	1,594	**—**	—
More than three years	**15,902**	14,308	**—**	—
	1,575,104	1,263,332	**530,690**	654,317

24 GUARANTEE DEPOSITS

Guarantee deposits represent cash pledged as collateral for bills payable.

25 CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash and bank balances	**962,922**	845,554	**576,670**	484,486
Deposits with banks and other financial institutions	**5,000**	88	**—**	88
Cash and cash equivalent in the balance sheet	**967,922**	845,642	**576,670**	484,574

26 LOANS

(a) Bank loans

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due:				
Within one year				
— short term bank loans	**9,143,902**	3,794,297	**4,436,902**	1,158,597
— current portion of long term bank loans	**1,721,053**	1,698,254	**969,930**	608,243
	10,864,955	5,492,551	**5,406,832**	1,766,840
Between one and two years	**1,812,420**	2,055,743	**884,880**	996,071
Between two to five years	**7,116,409**	5,315,555	**1,452,000**	2,127,687
After five years	**8,077,118**	2,414,593	**440,000**	—
	17,005,947	9,785,891	**2,776,880**	3,123,758
	27,870,902	15,278,442	**8,183,712**	4,890,598

26 LOANS *(continued)*

(a) Bank loans *(continued)*

All of the bank loans are unsecured, except for an amount of RMB3,900,500,000 (2005: RMB1,930,000,000) in respect of a subsidiary and a jointly controlled entity, which is secured by the income stream in respect of the sale of electricity of the subsidiary and the jointly controlled entity.

Details of the currencies, interest rates and maturity dates of bank loans are as follows:

	The Group	
	2006	2005
	RMB'000	*RMB'000*
Renminbi loans		
Floating interest rates mainly ranging from 5.02% to 6.39% per annum as at 31 December 2006 (2005: 4.70% to 6.12%), with maturities up to 2022	**20,843,430**	13,891,560
Fixed interest rates mainly ranging from 3.60% to 6.12% per annum as at 31 December 2006, with maturities up to 2011	**5,566,000**	—
US dollar loans		
Floating interest rates mainly ranging from 5.60% to 6.46% per annum as at 31 December 2006 (2005: 4.60% to 5.86%) with maturities up to 2017	**1,461,472**	1,386,882
	27,870,902	15,278,442

26 LOANS *(continued)*

(a) Bank loans *(continued)*

	The Company	
	2006	2005
	RMB'000	*RMB'000*
Renminbi loans		
Floating interest rates mainly ranging from 5.02% to 6.16% per annum as at 31 December 2006 (2005: 4.70% to 5.51%), with maturities up to 2016	**5,019,310**	3,552,220
Fixed interest rates mainly ranging from 4.86% to 5.51% per annum as at 31 December 2006, with maturities up to 2007	**1,760,000**	—
US dollar loans		
Floating interest rates mainly ranging from 5.60% to 6.46% per annum as at 31 December 2006 (2005: 4.60% to 5.86%) with maturities up to 2008	**1,404,402**	1,338,378
	8,183,712	4,890,598

The Group and the Company have US dollar bank loans amounting to US$187,159,000 (2005: US$171,852,000) and US$179,851,000 (2005: US$165,842,000) respectively.

26 LOANS *(continued)*

(b) Loans from shareholders

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due:				
Within one year				
— short term shareholder loans	**51,000**	—	—	—
— current portion of long term shareholder loans	—	175,000	—	175,000
	51,000	175,000	—	175,000
Between one and two years	—	—	—	—
Between two to five years	**585,000**	335,000	**585,000**	335,000
After five years	**750,000**	800,000	—	250,000
	1,335,000	1,135,000	**585,000**	585,000
	1,386,000	1,310,000	**585,000**	760,000

26 LOANS *(continued)*

(b) Loans from shareholders *(continued)*

All of the loans from shareholders are unsecured and denominated in RMB. Details of the interest rates and maturity dates of loans from shareholders are as follows:

	The Group	
	2006	2005
	RMB'000	*RMB'000*
Loans from Shandong International Trust and Investment Corporation ("SITIC") *(Note)*		
Floating interest rate ranging from 5.27% to 5.83% per annum as at 31 December 2006 (2005: 5.27% to 5.85%) with maturities up to 2011	**585,000**	760,000
Fixed interest rates of 5.27% per annum as at 31 December 2006, with maturities up to 2007	**51,000**	—
Loans from China Huadian *(Note)*		
Fixed interest rate ranging from 4.15% to 5.40% per annum as at 31 December 2006 (2005: 4.98%) with maturities up to 2021	**750,000**	550,000
	1,386,000	1,310,000

	The Company	
	2006	2005
	RMB'000	*RMB'000*
Loans from SITIC *(Note)*		
Floating interest rate ranging from 5.27% to 5.83% per annum as at 31 December 2006 (2005: 5.27% to 5.85%) with maturities up to 2011	**585,000**	760,000

Note: Loans from SITIC and China Huadian are unsecured, interest bearing based on their respective costs of funds and with repayment term as disclosed above.

26 LOANS *(continued)*

(c) State loans

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due:				
Within one year	**10,005**	9,584	**10,005**	9,584
Between one and two years	**10,792**	10,340	**10,792**	10,340
Between two to five years	**41,155**	36,374	**39,791**	36,169
After five years	**22,477**	23,465	**16,341**	21,420
	74,424	70,179	**66,924**	67,929
	84,429	79,763	**76,929**	77,513

The state loans mainly represent an US dollar state loan amounting to US$8,417,000 (2005: US$9,605,000), which is guaranteed by Shandong Electric Power (Group) Corporation ("SEPCO") and bears a floating interest rate of 5.51% per annum (2005: 3.77%), with maturities up to 2012 and a new RMB loan amounting to RMB11,200,000, which is unsecured and bears a fixed interest rate of 2.55% per annum, with maturity up to 2020.

The US dollar state loan mainly represent a loan facility of US$310 million granted by the International Bank for Reconstruction and Development (the "World Bank") to the PRC state government pursuant to a loan agreement entered into in 1992, to finance the PRC Zouxian Phase III project. According to the terms of the aforesaid loan agreement, the PRC state government on-lent the loan facility to the Shandong Provincial Government which in turn on-lent it to SEPCO. Pursuant to a notice from the Finance Office of Shandong Province dated 5 August 1997 and as formally agreed by the World Bank, part of the loan facility in the principal amount of US$278.25 million was made available by the Shandong Provincial Government to the Company.

In 2006, the Group further obtained a state loan of RMB11.2 million from Ministry of Finance of the PRC as funding for certain environmental and comprehensive resources utilisation construction projects.

26 LOANS *(continued)*

(d) Other loans

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due:				
Within one year				
— short term other loans	**877,500**	300,000	**50,000**	42,000
— current portion of long term other loans	**698,020**	98,623	**500,000**	—
	1,575,520	398,623	**550,000**	42,000
Between one and two years	**252,221**	828,623	**198,037**	700,000
Between two to five years	**531,810**	537,024	**100,000**	198,037
After five years	**47,024**	—	**—**	—
	831,055	1,365,647	**298,037**	898,037
	2,406,575	1,764,270	**848,037**	940,037

26 LOANS *(continued)*

(d) Other loans *(continued)*

All of the other loans are denominated in RMB, except for an US dollar loan of the Group amounting to US$8,078,000 (2005: US$10,384,000), and unsecured. Details of the interest rates and maturity dates of other loans are as follows:

	The Group	
	2006	2005
	RMB'000	*RMB'000*
Loans from China Huadian Finance		
Floating interest rates ranging from 5.18% to 6.16% per annum as at 31 December 2006 (2005: 5.02% to 5.27%) with maturities up to 2021	**1,240,037**	1,288,037
Fixed interest rates ranging from 5.02% to 5.51% per annum as at 31 December 2006, with maturities up to 2007	**400,000**	—
Others		
Floating interest rates ranging from 5.00% to 7.02% per annum as at 31 December 2006 (2005: 5.27% to 5.30%) with maturities up to 2010	**376,617**	476,233
Fixed interest rates ranging from 5.27% to 5.76% per annum as at 31 December 2006, with maturities up to 2010	**389,921**	—
	2,406,575	1,764,270

26 LOANS *(continued)*

(d) Other loans *(continued)*

	The Company	
	2006	2005
	RMB'000	*RMB'000*
Loans from China Huadian Finance		
Floating interest rates ranging from 5.18% to 5.67% per annum as at 31 December 2006 (2005: 5.18%) with maturities up to 2009	**798,037**	898,037
Loans from a subsidiary		
Floating interest rate of 5.27% per annum as at 31 December 2006 (2005: 5.02%) with maturities up to 2007	**50,000**	42,000
	848,037	940,037

27 TRADE AND BILLS PAYABLES

All of the trade and bills payables are expected to be settled within one year.

28 DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities are attributable to the items detailed in the table below:

The Group:

	Assets		Liabilities		Net	
	2006	2005	**2006**	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Pre-operating expenses	**21,302**	8,431	**—**	—	**21,302**	8,431
Provision for inventories and receivables	**28,608**	25,461	**—**	—	**28,608**	25,461
Depreciation of property, plant and equipment	**—**	1,160	**(578,282)**	(369,489)	**(578,282)**	(368,329)
Fair value adjustment on property, plant and equipment and construction in progress	**—**	—	**(211,796)**	(76,590)	**(211,796)**	(76,590)
Expenses to be claimed on paid basis	**78,016**	34,923	**—**	—	**78,016**	34,923
Capitalisation of general borrowing costs	**—**	—	**(75,716)**	(19,007)	**(75,716)**	(19,007)
Others	**1,827**	2,159	**—**	—	**1,827**	2,159
	129,753	72,134	**(865,794)**	(465,086)	**(736,041)**	(392,952)
Set-off within legal tax units and jurisdictions	**(84,807)**	(25,916)	**84,807**	25,916	**—**	—
Net deferred tax liabilities	**44,946**	46,218	**(780,987)**	(439,170)	**(736,041)**	(392,952)

The Company:

	2006	2005
	RMB'000	*RMB'000*
Pre-operating expenses	**3,824**	1,227
Provision for inventories and receivables	**20,291**	20,067
Depreciation of property, plant and equipment	**—**	1,160
Expenses to be claimed on paid basis	**58,137**	28,372
Capitalisation of general borrowing costs	**(47,415)**	(12,605)
Others	**206**	—
Deferred tax assets	**35,043**	38,221

There is no significant deferred tax asset or liability not recognised in the financial statements.

28 DEFERRED TAX ASSETS AND LIABILITIES *(continued)*

Movements in temporary differences between calculations of certain items for accounting and for taxation purposes are as follows:

The Group:

	Balance at 1 January 2005 RMB'000	Through acquisition of subsidiaries RMB'000	Charged to income statement RMB'000	Balance at 1 January 2006 RMB'000	Through acquisition of subsidiaries RMB'000	Through proportionate consolidation of jointly controlled entity RMB'000	Disposal of subsidiaries RMB'000	Charged to income statement RMB'000	Balance at 31 December 2006 RMB'000
Pre-operating expenses	12,537	—	(4,106)	8,431	—	—	—	12,871	21,302
Provision for inventories and receivables	26,289	—	(828)	25,461	3,182	—	(106)	71	28,608
Depreciation of property, plant and equipment	(302,433)	—	(65,896)	(368,329)	(100,280)	(4,060)	—	(105,613)	(578,282)
Fair value adjustment on property, plant and equipment and construction in progress	(56,387)	(26,259)	6,056	(76,590)	(151,650)	—	—	16,444	(211,796)
Expenses to be claimed on paid basis	26,677	—	8,246	34,923	—	—	—	43,093	78,016
Capitalisation of general borrowing costs	—	—	(19,007)	(19,007)	—	—	—	(56,709)	(75,716)
Others	2,185	—	(26)	2,159	—	—	—	(332)	1,827
	(291,132)	(26,259)	(75,561)	(392,952)	(248,748)	(4,060)	(106)	(90,175)	(736,041)
			(note 10(a))		(note 32(a))	(note 32(a))	(note 32(b))	(note 10(a))	

The Company:

	Balance at 1 January 2005 RMB'000	Charged to income statement RMB'000	Balance at 1 January 2006 RMB'000	Charged to income statement RMB'000	Balance at 31 December 2006 RMB'000
Pre-operating expenses	1,914	(687)	1,227	2,597	3,824
Provision for inventories and receivables	20,588	(521)	20,067	224	20,291
Depreciation of property, plant and equipment	1,160	—	1,160	(1,160)	—
Expenses to be claimed on paid basis	26,677	1,695	28,372	29,765	58,137
Capitalisation of general borrowing costs	—	(12,605)	(12,605)	(34,810)	(47,415)
Others	72	(72)	—	206	206
	50,411	(12,190)	38,221	(3,178)	35,043

(Expressed in Renminbi)

29 SHARE CAPITAL AND RESERVES

(a) The registered, issued and fully paid capital of the Company comprises 4,590,056,200 A shares of RMB1 each and 1,431,028,000 H shares of RMB1 each (2005: 4,021,056,200 unlisted domestic shares of RMB1 each, 569,000,000 A shares of RMB1 each and 1,431,028,000 H shares of RMB1 each). All shares rank pari passu in all material respects.

In January 2005, the Company issued its 765,000,000 RMB ordinary shares with nominal value of RMB1 each at an issue price of RMB2.52 each for cash. The RMB ordinary shares include 196,000,000 unlisted domestic shares. The remaining 569,000,000 A shares are listed on the Shanghai Stock Exchange in February 2005. Total net proceeds raised from issuing the RMB ordinary shares amounted to RMB1,885,501,000, of which RMB765,000,000 was credited to share capital and the balance of RMB1,120,501,000 was credited to the capital reserve account.

Pursuant to a notice issued by the State-owned Assets Supervision and Administration Commission of the State Council, the Company implemented a share reform (the "Share Reform") on 28 July 2006. All holders of non-circulating shares transferred 3 shares for every 10 shares held by the registered holders of circulating A shares as at the book closing date of the implementation of the Share Reform (i.e. 28 July 2006), totalling 170,700,000 domestic shares. Effective from 1 August 2006, all domestic shares of the Company became eligible for listing and circulation on the Shanghai Stock Exchange. However, the 3,850,356,200 original domestic shares held by the original domestic shareholders are subject to a period of restriction for disposal imposed ranging from 1 to 3 years. In addition, the non-circulating shareholders of the Company have promised not to dispose of the shares further acquired in the A shares market totalling 43,764,920 shares after the Share Reform within 6 months from the date of purchase.

(b) Capital reserve mainly represents premium received from issuance of shares, less expenses, which are required to be included in this reserve by the PRC regulations.

(c) According to the Company's Articles of Association, the Company is required to transfer at least 10% (at the discretion of the Board of Directors) of its profit after taxation, as determined under PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

The statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital. The Directors resolved to transfer 10% (2005: 10%) of the profit for the year ended 31 December 2006 to this reserve on 23 March 2007.

(d) In prior years, according to the Company's Articles of Association, the Company was required to transfer 5% to 10% (at the discretion of the Board of Directors) of its profit after taxation, as determined under PRC accounting rules and regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteens and other staff welfare facilities. This fund is non-distributable other than on the Company's liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders.

According to the notice issued by the Ministry of Finance of the PRC on accounting issues relating to the implementation of the Company Law (Cai Qi [2006] No. 67), the Company transferred the balance of the statutory public welfare fund as at 31 December 2005 to statutory surplus reserve.

29 SHARE CAPITAL AND RESERVES *(continued)*

(e) According to the Company's Articles of Association, the retained profits available for distribution are the lower of the amount as determined under PRC accounting rules and regulations and the amount determined under IFRSs. As of 31 December 2006, the retained profits available for distribution were RMB2,442,686,000 (2005: RMB2,153,377,000), after taking into account the current year's proposed final dividend (see note 11) and the transfer to the statutory surplus reserve and the statutory public welfare fund according to the Company's Articles of Association.

(f) Revaluation reserve represents the fair value adjustment of acquisition of Weifang Company (see note 32) relating to previously held interest of the Group.

(g) The profit attributable to ordinary equity shareholders for 2006 includes a profit of RMB737,561,000 (2005: RMB802,298,000) which has been dealt with in the financial statements of the Company.

30 MATERIAL RELATED PARTY TRANSACTIONS

(a) Transactions with China Huadian, fellow subsidiaries, associates and SITIC

The Group is a part of a larger group of companies under China Huadian, which together with SITIC are also owned by the PRC government and has significant transactions and relationships with China Huadian, fellow subsidiaries, associates and SITIC. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

The principal related party transactions with China Huadian, fellow subsidiaries, associates and SITIC and Huadian Coal, which were carried out in the ordinary course of business, are as follows:

	Note	**2006** ***RMB'000***	2005 *RMB'000*
Construction costs and equipment costs paid and payable to entities controlled by the holding company	(i)	**267,099**	17,109
Interest expenses	(ii)	**162,861**	97,820
Loans obtained from related parties	(iii)	**1,898,000**	1,293,037
Loans repaid to related parties	(iii)	**1,092,500**	683,037
Service fee paid to Huadian Coal	(iv)	**26,000**	—

(Expressed in Renminbi)

30 MATERIAL RELATED PARTY TRANSACTIONS *(continued)*

(a) Transactions with China Huadian, fellow subsidiaries, associates and SITIC *(continued)*

Notes:

(i) *The amount represented construction costs and equipment costs paid and payable to China Huadian Engineering (Group) Company ("China Huadian Engineering"), a subsidiary of China Huadian.*

In December 2003, Qingdao Company entered into a construction agreement with China Huadian Engineering and ALSTOM Power Norway AS in respect of the construction work of a sea water de-sulphur isatian project for a consideration of US$5,790,000 (approximately RMB47,922,000).

In November 2005, the Company and Weifang Company entered into construction agreements with China Huadian Engineering in respect of construction work of waste-water recycling systems for considerations of RMB76,658,000 and RMB50,900,000 respectively.

In April 2005, Xinxiang Company entered into a construction agreement with China Huadian Engineering in respect of construction work of coal transportation systems for a consideration of RMB195,185,000.

In May 2005, Xinxiang Company entered into a purchasing agreement with China Huadian Engineering in respect of the procurement of pipelines for constructions for a consideration of RMB99,987,820.

(ii) *Interest paid represented interest charges on loans obtained from SITIC, China Huadian and China Huadian Finance.*

(iii) *Loans were obtained from/repaid to SITIC, China Huadian and China Huadian Finance. Details of the loans are set out in notes 26(b) and 26(d) respectively.*

(iv) *Service fee represented amounts paid to Huadian Coal for provision of management and co-ordination services in relation to coal procurement in the PRC. The service fee for the year of 2006 amounted to RMB26,000,000.*

(v) *On 8 June 2005, the Company, China Huadian and certain subsidiaries of China Huadian set up a company, Huadian Property, in Beijing, the PRC. Huadian Property has a registered capital of RMB550 million. The Company owns 30% equity interests in Huadian Property with a cost of investment amounting to RMB165 million.*

(vi) *The Company acquired 97% equity interests in Suzhou Company and 90% equity interests in Xinxiang Company from China Huadian for considerations of RMB74.9 million and RMB90.1 million, respectively in December 2005.*

(vii) *In April 2006, the Company injected RMB315 million to the registered capital of Huadian Coal, which was originally a wholly owned subsidiary of China Huadian, for part of the capital enlargement. After the completion of the capital enlargement of Huadian Coal, the Company owns 20.19% equity interests in Huadian Coal.*

(viii) *In December 2006, the Company contributed RMB147.36 million to China Huadian Finance, a subsidiary of China Huadian, to participate in the capital enlargement of China Huadian Finance, the Company owns 15% equity interests in China Huadian Finance.*

30 MATERIAL RELATED PARTY TRANSACTIONS *(continued)*

(a) Transactions with China Huadian, fellow subsidiaries, associates and SITIC *(continued)*

Notes: (continued)

(ix) The Company paid investment deposit to China Huadian to acquire 95% equity interests in Wuhu Company. For details, please refer to note 21.

(x) At 31 December 2006, Zhongning Company, the jointly controlled entity of the Group, provided guarantees to banks for loans granted to Ningxia Power, an associate of the Group, amounting to RMB42,500,000 (2005: RMB Nil).

(xi) At 31 December 2006, Guangan Company, a subsidiary of the Group, provided guarantees to banks for loans granted to Lougtan Coal, an associate of the Group, amounting to RMB73,400,000 (2005: RMB Nil).

(b) Transactions with key management personnel

Remuneration for key management personnel, including amounts paid to the Company's directors and supervisors as disclosed in note 8 and certain of the highest paid employees as disclosed in note 9, is as follows:

	2006 ***RMB'000***	2005 *RMB'000*
Salaries and other emoluments	**1,968**	1,481
Retirement benefits	**211**	229
Bonuses	**3,508**	4,371
	5,687	6,081

Total remuneration is included in "personnel costs" (see note 4).

(c) Contributions to defined contribution retirement plans

The Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its staff. The details of the Group's employee benefits plan are disclosed in note 31. As at 31 December 2006, there was no material outstanding contribution to post-employment benefit plans.

30 MATERIAL RELATED PARTY TRANSACTIONS *(continued)*

(d) Transactions with other state-controlled entities in the PRC

The Group operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Apart from transactions mentioned in notes 30(a), (b) and (c), the Group has transactions with other state-controlled entities include but not limited to the following:

— sales of electricity;

— depositing and borrowing money; and

— purchase of construction materials and receiving construction work services.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state controlled. The Group has established its approval process for sales of electricity, purchase of products and services and its financing policy for borrowing. Such approval process and financing policy do not depend on whether the counterparties are state-controlled entities or not.

Having considered the potential for transactions to be impacted by related party relationships, the Group's approval processes and financing policy, and what information would be necessary for an understanding of the potential effect of the relationship on the financial statements, the directors are of the opinion that the following transactions require disclosure as related party transactions:

	2006 ***RMB'000***	2005 *RMB'000*
Sale of electricity to the grid	**14,835,072**	13,034,607
Interest expenses	**879,254**	372,553
Purchase of construcion materials and receiving construction work service	**15,682,436**	5,843,746
Receivables from sale of electricity	**1,540,966**	1,214,094
Loans payables	**20,987,524**	7,798,352
Cash at bank	**951,218**	751,431
Prepayments	**5,710,304**	5,914,501
Trade and other payables	**3,997,342**	862,141

(Expressed in Renminbi)

31 RETIREMENT PLANS

The Group is required to make contributions to retirement plans operated by the State at a rate of 20% (2005: 20%) of the total staff salaries. A member of the plan is entitled to receive from the State a pension equal to a fixed proportion of his or her salary prevailing at the retirement date. In addition, the Group established a defined contribution retirement plan, also operated by the State to supplement the above-mentioned plan. The Group has no other material obligation to make payments in respect of pension benefits associated with these plans other than the annual contributions described above.

The Group's contribution to these plans amounted to RMB167,907,000 during the year (2005: RMB149,357,000) which was charged to the consolidated income statement.

32 ACQUISITION OF A SUBSIDIARY, PROPORTIONATE CONSOLIDATION OF A JOINTLY CONTROLLED ENTITY AND DISPOSAL OF SUBSIDIARIES

(a) Acquisition of a subsidiary, proportionate consolidation of a jointly controlled entity

In January 2006, the Company increased its equity interests in Weifang Company from 30% to 45% at a consideration of RMB629.5 million, satisfied in cash. Pursuant to the revised articles of association of Weifang Company, the Company has obtained the power to govern the financial and operating policies of Weifang Company and therefore, Weifang Company changed from a jointly controlled entity to a subsidiary of the Group. The Group changed from adopting proportionate consolidation accounting method to consolidation accounting method to account for its investment in Weifang Company in the preparation of the consolidated financial statements thereafter.

In 2006, Zhongning Company amended its articles of association. Pursuant to the revised articles of association, the Group and Ningxia Power Company, an associate of the Group, jointly controlled Zhongning Company and therefore, Zhongning Company changed from an associate to a jointly controlled entity of the Group. The Group changed from adopting equity method to proportionate consolidation method to account for its investment in Zhongning Company in the preparation of the consolidated financial statements thereafter.

32 ACQUISITION OF A SUBSIDIARY, PROPORTIONATE CONSOLIDATION OF A JOINTLY CONTROLLED ENTITY AND DISPOSAL OF SUBSIDIARIES *(continued)*

(a) Acquisition of a subsidiary, proportionate consolidation of a jointly controlled entity *(continued)*

The fair value of assets acquired and liabilities assumed were as follows:

	Pre-acquisition carrying amounts *RMB'000*	Fair value adjustments *RMB'000*	Recognised values on acquisitions *RMB'000*
Property, plant and equipment *(note 13(a))*	2,039,255	232,835	2,272,090
Construction in progress *(note 14)*	1,054,545	—	1,054,545
Lease prepayments	78,547	—	78,547
Other investments	3,500	—	3,500
Inventories	36,088	—	36,088
Deposits, other receivables and prepayments	2,255	—	2,255
Trade receivables	114,262	—	114,262
Cash and cash equivalents	675,149	—	675,149
Trade payables	(101,885)	—	(101,885)
Other payables	(109,717)	—	(109,717)
Tax payable	(3,366)	—	(3,366)
Loans	(2,270,732)	—	(2,270,732)
Deferred government grants	(33,530)	—	(33,530)
Deferred tax liabilities *(note 28)*	(179,377)	(73,431)	(252,808)
Minority interests	(612,838)	(81,997)	(694,835)
Net identifiable assets and liabilities	692,156	77,407	769,563
Revaluation reserve *(note 29(f))*			(44,726)
			724,837
Less: Reclassification from investment in associate			(95,337)
Consideration paid			629,500
Less: Cash and cash equivalents acquired			(675,149)
Net cash inflow			(45,649)

The acquisition and proportionate consolidation of a jointly controlled entity contributed turnover amounting to RMB1,288,502,000 and profit after tax amounting to RMB122,850,000 for the year ended 31 December 2006.

32 ACQUISITION OF A SUBSIDIARY, PROPORTIONATE CONSOLIDATION OF A JOINTLY CONTROLLED ENTITY AND DISPOSAL OF SUBSIDIARIES *(continued)*

(b) Disposal of subsidiaries

In January 2006, two subsidiaries, Zoucheng Lunan and Shiliqan Electricity Enterprise Company Limited ("Shiliquan Enterprise") reclaimed their equity from the Group at a consideration of RMB2,891,000, satisfied in cash. Upon completion of the redemption, the Group's interests in Zouchen Lunan and Shiliquan Enterprise decreased from 90% to 40% and from 90% to 0% respectively.

The redemption had the following effect on the Group's assets and liabilities:

		RMB'000
Property, plant and equipment *(note 13(a))*		5,163
Other investments		1,200
Deferred tax assets *(note 28)*		106
Deposits, other receivables and prepayments		18,074
Cash and cash equivalents		4,798
Other payables		(22.159)
Other net assets		3.676
Minority interests		(5,973)
Net identifiable assets and liabilities		4,885
Add:	Gain on disposal of subsidiaries	395
Less:	Cash and cash equivalents disposed	(4,798)
	Reclassification to investment in associate	(2,389)
	Other receivables	(2,400)
Net cash flow		(4,307)

33 COMMITMENTS

(a) Capital commitments

The Group (excluding jointly controlled entity) and the Company had capital commitments outstanding at 31 December not provided for in the financial statements as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Contracted for				
— Development of power plants	**8,972,415**	12,188,311	**1,458,833**	5,206,305
— Investments	**170,160**	461,800	**2,738,863**	1,589,700
— Improvement projects and others	**145,256**	216,687	**104,013**	201,537
	9,287,831	12,866,798	**4,301,709**	6,997,542
Authorised but not contracted for				
— Development of power plants	**6,349,517**	12,726,711	**615,786**	5,703,750
— Improvement projects and others	**204,159**	762,482	**117,889**	499,836
	6,553,676	13,489,193	**733,675**	6,203,586
	15,841,507	26,355,991	**5,035,384**	13,201,128

At 31 December 2006, the Group did not have any proportionate share of the jointly controlled entity's capital expenditure commitments (2005: RMB1,058,502,000).

(b) Operating lease commitments

At 31 December 2006, the total future minimum lease payments under non-cancellable operating leases in respect of land and buildings are payable as follows:

	The Group and the Company	
	2006	2005
	RMB'000	*RMB'000*
Within one year	**31,674**	33,978
After one year but within five years	**120,712**	120,712
After five years	**472,789**	502,967
	625,175	657,657

Pursuant to an agreement entered into with the State, the Company is leasing certain land from the State for a term of 30 years with effect from 1 September 1997. The current annual rental effective from 1 January 2001 is RMB30,178,000. The annual rental will be adjusted every five years thereafter with an upward adjustment of not more than 30% of the previous year's rental and there has been no adjustment in annual rental in 2006. The future minimum lease payments in respect of the land is calculated based on the existing annual rental of RMB30,178,000.

34 CONTINGENT LIABILITIES

Apart from guarantees provided by the Group as disclosed in note 30(a), at 31 December 2006, the Company provided guarantees to banks for loans granted to certain subsidiaries amounting to RMB462,911,000 (2005: RMB876,911,000).

35 FINANCIAL INSTRUMENTS

Exposure to interest rate, credit, currency and liquidity risks arises in the normal course of the Group's business. Derivative financial instruments are used to hedge exposure to fluctuation in foreign exchange rates. These risks are limited by the Group's financial management policies and practices described below.

(a) Interest rate risks

The interest rates and terms of repayment of the outstanding loans of the Group and the Company are disclosed in note 26.

(b) Credit risks

Substantially all of the Group's cash and cash equivalents are deposited with the four largest state-controlled banks of the PRC.

SEPCO, Sichuan Electric Power Corporation and Ningxia Electric Power Company, the provincial grid companies, are the purchasers of electricity supplied by the Group. The details of sale and receivables from sale of electricity are as follows:

	2006 *RMB'000*	2005 *RMB'000*
Sale of electricity to:		
SEPCO	**12,775,858**	11,402,256
Sichuan Electric Power Corporation	**1,628,251**	1,632,351
Ningxia Electric Power Company	**430,963**	—
Receivables from sale of electricity:		
SEPCO	**1,166,477**	974,809
Sichuan Electric Power Corporation	**325,600**	239,285
Ningxia Electric Power Company	**48,885**	—

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

No other financial assets carry a significant exposure to credit risk.

(c) Foreign currency risk

The Group has foreign currency risk as certain loans are denominated in US dollars. Depreciation or appreciation of US dollars against the Renminbi will affect the Group's financial position and results of operations.

The Group used forward contracts to hedge certain anticipated loan repayment and interest expenses. Changes in the fair value of these derivative financial instruments are recognised in profit or loss (see note 6). The net fair value of these derivative financial instruments at 31 December 2006 was RMB3,354,000 (2005: RMB10,030,000), recognised as financial assets.

35 FINANCIAL INSTRUMENTS *(continued)*

(d) Liquidity risk

Individual operating entities within the Group are responsible for their own cash management, including the short term investment of cash surpluses and the raising of loans to cover expected cash demands, subject to approval by the parent company's board when the borrowings exceed certain predetermined levels of authority. The Group's policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and readily realisable marketable securities and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

(e) Fair value

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of IAS 32 and IAS 39. Fair value estimates, methods and assumptions, set forth below for the Group's financial instruments, are made to comply with the requirements of IAS 32 and IAS 39, and should be read in conjunction with the Group's consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/ or estimation methodologies may have a material effect on the estimated fair value amounts.

The following summarise the major methods and assumptions used in estimating the fair values of the Group's financial instruments.

The carrying values of the Group's current financial assets and liabilities approximate to their fair values due to the relatively short-term nature of these instruments.

The forward exchange contracts are stated at their fair values based on quoted market price.

Investments are unlisted equity interests and there are no quoted market prices for such interests in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

The carrying values of the Group's non-current financial liabilities approximate to their fair values based on a discounted cash flow approach using interest rates available to the Group for similar indebtedness.

36 ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group's financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in note 2. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

(a) Impairment for non-current assets

If circumstances indicate that the net book value of a non-current asset may not be recoverable, the asset may be considered "impaired", and an impairment loss may be recognised in accordance with IAS 36 "Impairment of assets". The carrying amounts of non-current assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group's assets are not readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of sale volume, tariff and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, tariff and amount of operating costs.

(b) Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group's historical experience with similar assets and taking into account upgrading and improvement work performed, and anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(Expressed in Renminbi)

36 ACCOUNTING ESTIMATES AND JUDGEMENTS *(continued)*

(c) Impairment for bad and doubtful debts

The Group estimates impairment losses for bad and doubtful debts resulting from the inability of the customers to make the required payments. The Group bases the estimates on the aging of the accounts receivable balance, customer credit-worthiness, and historical write-off experience. If the financial condition of the customers were to deteriorate, actual write-offs would be higher than estimated.

37 NON-ADJUSTING POST BALANCE SHEET EVENTS

(a) On 16 March 2007, the Tenth National People's Congress ("NPC") plenary session passed the enterprise income tax law ("New Tax Law") that imposes a single uniform income tax rate of 25% for most enterprises. The New Tax Law will be effective as of 1 January 2008. The New Tax Law contemplates various transition periods and measures for existing preferential tax policies and empowers the State Council to enact appropriate implementing rules. As a result, the Group currently cannot assess the impact of the New Tax Law on its deferred tax assets and liabilities and the related impact on income statement.

(b) On 26 September 2006, the Company entered into the Investment Agreement with China Huadian (see note 22), pursuant to which the Company proposed to acquire the 95% equity interests in Wuhu Company from China Huadian at a consideration of RMB25.41 million. The transaction was approved by relevant state authorities on 30 December 2006. In January 2007, the Company paid up the consideration for this acquisition and hence the acquisition was completed. The Group will consolidate Wuhu Company.

(c) After the balance sheet date, the directors proposed a final dividend. Further details have been disclosed in note 11(a).

38 PARENT AND ULTIMATE HOLDING COMPANY

The directors of the Company consider its parent and ultimate holding company to be China Huadian, which is a state-owned enterprise established in the PRC. China Huadian does not produce financial statements available for public use.

FIVE YEARS FINANCIAL SUMMARY

	2002 *RMB'000*	2003 *RMB'000*	2004 *RMB'000*	2005 *RMB'000*	**2006** ***RMB'000***
Turnover	7,808,238	8,065,832	10,175,438	13,300,397	**15,130,927**
Profit before taxation	1,719,412	1,587,209	1,576,213	1,669,294	**1,881,920**
Income tax	(541,855)	(538,681)	(504,152)	(512,341)	**(522,977)**
Profit for the year	1,177,557	1,048,528	1,072,061	1,156,953	**1,358,943**
Attributable to:					
Equity shareholders of the Company	1,181,697	1,028,647	1,045,708	1,066,421	**1,201,201**
Minority interests	(4,140)	19,881	26,353	90,532	**157,742**
Profit for the year	1,177,557	1,048,528	1,072,061	1,156,953	**1,358,943**
Total non-current assets	17,273,208	18,906,152	24,902,918	32,011,021	**51,166,851**
Total current assets	1,883,833	1,673,563	3,141,496	2,757,737	**3,735,017**
Total assets	19,157,041	20,579,715	28,044,414	34,768,758	**54,901,868**
Total current liabilities	(1,685,966)	(2,608,676)	(7,143,250)	(8,174,285)	**(18,822,672)**
Total non-current liabilities	(8,921,297)	(8,667,517)	(10,214,662)	(12,932,057)	**(20,231,293)**
Net assets	8,549,778	9,303,522	10,686,502	13,662,416	**15,847,903**
Total equity attributable to equity shareholders of the Company	8,382,630	9,116,936	9,873,559	12,621,709	**13,476,266**
Minority interests	167,148	186,586	812,943	1,040,707	**2,371,637**
Total equity	8,549,778	9,303,522	10,686,502	13,662,416	**15,847,903**

REPORT OF THE PRC AUDITORS

All Shareholders of Huadian Power International Corporation Limited,

We have audited the accompanying consolidated financial statements of Company, which comprise the consolidated balance sheet and balance sheet as at 31 December 2006, and the consolidated income and profit appropriation statement, the income and profit appropriation statement, the consolidated cash flow statement and the cash flow statement for the year then ended, and notes to the financial statements.

1. MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company's management is responsible for the preparation of these financial statements in accordance with the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People's Republic of China. This responsibility includes: (1) designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error; (2) selecting and applying appropriate accounting policies; and (3) making accounting estimates that are reasonable in the circumstances.

2. REGISTERED CERTIFIED PUBLIC ACCOUNTANTS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China's Auditing Standards for the Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the registered certified public accoutants' judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we considers internal control relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3. AUDIT OPINION

In our opinion, the Company's financial statements comply with the requirements of the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People's Republic of China and present fairly, in all material respects, the Company's consolidated financial position and financial position as at 31 December 2006 and the Company's consolidated results of operations, the results of operations, the consolidated cash flows and the cash flows for the year then ended.

KPMG Huazhen	Certified Public Accountants Registered in the People's Republic of China
Beijing, The People's Republic of China	Zhang Jing Jing Hu Jian Fei
	23 March 2007

CONSOLIDATED BALANCE SHEET

(Expressed in Renminbi'000)

	Note	2006	2005
ASSETS			
Current assets			
Cash at bank and in hand	4	**1,283,980**	845,642
Bank acceptance bills receivable		**8,551**	6,475
Trade receivables	5	**1,566,553**	1,256,857
Other receivables	6	**46,978**	69,441
Prepayments	7	**60,567**	11,168
Inventories	8	**748,511**	558,847
Total current assets		**3,715,140**	2,748,430
Long-term investments			
Long-term equity investments	9	**1,968,304**	1,374,344
Including: consolidation difference and equity investment difference		**350,784**	283,017
Fixed assets			
Fixed assets, at cost		**50,897,343**	33,007,379
Less: Accumulated depreciation		**(14,497,384)**	(11,829,642)
Net book value of fixed assets	10	**36,399,959**	21,177,737
Construction materials	11	**5,275,197**	5,062,900
Construction in progress	11	**6,336,183**	3,850,818
Total fixed assets		**48,011,339**	30,091,455
Intangible assets and other assets			
Intangible assets	12	**184,270**	170,747
Long-term deferred expenses	13	**25,179**	—
Investment deposit	14	**15,250**	—
		224,699	170,747
Deferred taxation			
Deferred tax assets	22	**95,604**	58,822
Total assets		**54,015,086**	34,443,798

Cao Peixi
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Tao Yunpang
Head of accounting department

The notes on pages 130 to 190 form part of these financial statements.

as at 31 December 2006
(Prepared under PRC Accounting Standards and Regulations)
(Expressed in Renminbi'000)

	Note	**2006**	2005
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Short-term loans	15	**10,072,402**	4,094,297
Bank acceptance bills payable		**1,446,841**	164,045
Trade payables	16	**3,061,574**	897,872
Wages payable		**243,365**	108,527
Welfare payable		**4,808**	24,673
Taxes payable	17	**262,504**	250,569
Other payables	18	**28,831**	25,298
Other creditors	19	**1,257,105**	624,754
Long-term loans due within one year	20	**2,429,078**	1,981,461
Total current liabilities		**18,806,508**	8,171,496
Long-term liabilities			
Long-term loans	21	**19,246,426**	12,356,717
Special payables		**24,940**	113,370
Total long-term liabilities		**19,271,366**	12,470,087
Deferred taxation			
Deferred tax liabilities	22	**478,540**	299,038
Total liabilities		**38,556,414**	20,940,621
Minority interests		**2,081,356**	977,006

Cao Peixi
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Tao Yunpang
Head of accounting department

The notes on pages 130 to 190 form part of these financial statements.

(Expressed in Renminbi'000)

	Note	2006	2005
LIABILITIES AND SHAREHOLDERS' EQUITY *(continued)*			
Shareholders' equity			
Share capital	23	**6,021,084**	6,021,084
Capital reserve	24(a)	**2,018,190**	1,897,561
Surplus reserves	24(b)	**1,521,931**	1,409,742
Including statutory public welfare fund		—	379,434
Retained profits		**3,816,111**	3,197,784
Including cash dividends proposed after the balance sheet date	25	**373,307**	391,370
Total shareholders' equity		**13,377,316**	12,526,171
Total liabilities and shareholders' equity		**54,015,086**	34,443,798

These financial statements were approved by the Board of Directors on 23 March 2007

Cao Peixi
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Tao Yunpang
Head of accounting department

The notes on pages 130 to 190 form part of these financial statements.

BALANCE SHEET

as at 31 December 2006
(Prepared under PRC Accounting Standards and Regulations)
(Expressed in Renminbi'000)

	Note	**2006**	2005
ASSETS			
Current assets			
Cash at bank and in hand	4	**576,989**	484,574
Trade receivables	5	**530,690**	654,317
Other receivables	6	**319,910**	83,570
Prepayments	7	**27,347**	7,031
Inventories	8	**299,032**	313,524
Total current assets		**1,753,968**	1,543,016
Long-term investments			
Long-term equity investments	9	**6,845,111**	4,349,190
Fixed assets			
Fixed assets, at cost		**23,596,558**	19,016,471
Less: Accumulated depreciation		**(8,840,022)**	(7,987,049)
Net book value of fixed assets	10	**14,756,536**	11,029,422
Construction materials	11	**812,632**	2,084,575
Construction in progress	11	**1,392,458**	1,039,315
Total fixed assets		**16,961,626**	14,153,312
Intangible assets and other assets			
Intangible assets	12	**118,037**	127,307
Investment deposit	14	**15,250**	—
		133,287	127,307
Deferred taxation			
Deferred tax assets	22	**82,274**	50,826
Total assets		**25,776,266**	20,223,651

Cao Peixi
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Tao Yunpang
Head of accounting department

The notes on pages 130 to 190 form part of these financial statements.

BALANCE SHEET *(continued)*

(Expressed in Renminbi'000)

	Note	**2006**	2005
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Short-term loans	15	**4,486,902**	1,200,597
Bank acceptance bills payable		**480,000**	130,000
Trade payables	16	**1,231,025**	288,719
Wages payable		**176,170**	85,827
Welfare payable		**1,886**	14,761
Taxes payable	17	**176,958**	160,448
Other payables	18	**12,181**	20,824
Other creditors	19	**611,412**	285,753
Long-term loans due within one year	20	**1,479,935**	792,827
Total current liabilities		**8,656,469**	2,979,756
Long-term liabilities			
Long-term loans	21	**3,726,841**	4,674,724
Special payables		**15,640**	43,000
Total long-term liabilities		**3,742,481**	4,717,724
Total liabilities		**12,398,950**	7,697,480
Shareholders' equity			
Share capital	23	**6,021,084**	6,021,084
Capital reserve	24(a)	**2,018,190**	1,897,561
Surplus reserves	24(b)	**1,521,931**	1,409,742
Including: statutory public welfare fund		**—**	379,434
Retained profits		**3,816,111**	3,197,784
Including: cash dividends proposed after the balance sheet date	25	**373,307**	391,370
Total shareholders' equity		**13,377,316**	12,526,171
Total liabilities and shareholders' equity		**25,776,266**	20,223,651

These financial statements were approved by the Board of Directors on 23 March 2007

Cao Peixi	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 130 to 190 form part of these financial statements.

CONSOLIDATED INCOME AND PROFIT APPROPRIATION STATEMENT

(Expressed in Renminbi'000)

	Note	**2006**	2005
Sales from principal activities	26	**15,130,927**	13,300,397
Less: Cost of sales from principal activities		**(11,605,077)**	(10,221,162)
Sales taxes and surcharges	27	**(157,719)**	(134,291)
Profit from principal activities		**3,368,131**	2,944,944
Add: Profit from other operations		**23,643**	25,548
Less: Administration expenses		**(965,485)**	(871,956)
Financial expenses	28	**(691,938)**	(513,273)
Operating profit		**1,734,351**	1,585,263
Add: Investment income	29	**55,845**	15,802
Non-operating income		**5,851**	17,005
Less: Non-operating expenses		**(9,542)**	(6,873)
Profit before income tax		**1,786,505**	1,611,197
Less: Income tax	30	**(498,426)**	(506,581)
Minority interests		**(166,193)**	(89,640)
Net profit for the year		**1,121,886**	1,014,976
Add: Retained profits at the beginning of the year		**3,197,784**	2,545,791
Profits available for distribution		**4,319,670**	3,560,767
Less: Transfer to statutory surplus reserve	24(b)	**(112,189)**	(101,497)
Transfer to statutory public welfare fund	24(b)	**—**	(50,748)
Profits available for distribution to shareholders		**4,207,481**	3,408,522
Less: Ordinary shares' dividend appropriated to shareholders	25	**(391,370)**	(210,738)
Retained profits carried forward (Including: cash dividend proposed after the balance sheet date of RMB373,307,000 (2005: RMB391,370,000))		**3,816,111**	3,197,784
Supplementary information:			
Gain on sales and disposal of division or investee enterprise		**16,156**	—

These financial statements were approved by the Board of Directors on 23 March 2007

Cao Peixi	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 130 to 190 form part of these financial statements.

INCOME AND PROFIT APPROPRIATION STATEMENT

(Expressed in Renminbi'000)

	Note	**2006**	2005
Sales from principal activities	26	**7,757,405**	8,022,182
Less: Cost of sales from principal activities		**(5,916,104)**	(6,125,119)
Sales taxes and surcharges	27	**(86,579)**	(82,907)
Profit from principal activities		**1,754,722**	1,814,156
Add: Profit from other operations		**2,053**	791
Less: Administration expenses		**(537,594)**	(513,439)
Financial expenses	28	**(233,347)**	(198,506)
Operating profit		**985,834**	1,103,002
Add: Investment income	29	**464,000**	275,990
Non-operating income		**107**	1,447
Less: Non-operating expenses		**(8,257)**	(1,415)
Profit before income tax		**1,441,684**	1,379,024
Less: Income tax	30	**(319,798)**	(364,048)
Net profit for the year		**1,121,886**	1,014,976
Add: Retained profits at the beginning of the year		**3,197,784**	2,545,791
Profits available for distribution		**4,319,670**	3,560,767
Less: Transfer to statutory surplus reserve	24(b)	**(112,189)**	(101,497)
Transfer to statutory public welfare fund	24(b)	—	(50,748)
Profits available for distribution to shareholders		**4,207,481**	3,408,522
Less: Ordinary shares' dividend appropriated to shareholders	25	**(391,370)**	(210,738)
Retained profits carried forward (Including: cash dividend proposed after the balance sheet date of RMB373,307,000 (2005: RMB391,370,000))		**3,816,111**	3,197,784
Supplementary information:			
Gain on sales and disposal of division or investee enterprise		**16,156**	—

These financial statements were approved by the Board of Directors on 23 March 2007

Cao Peixi
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Tao Yunpang
Head of accounting department

The notes on pages 130 to 190 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2006
(Prepared under PRC Accounting Standards and Regulations)
(Expressed in Renminbi'000)

	Supplementary note to the consolidated cash flow statement	2006
Cash flows from operating activities:		
Cash received from sales of electricity and heat		17,577,287
Other cash received relating to operating activities		58,303
Sub-total of cash inflows		17,635,590
Cash paid for goods and services		(10,084,686)
Cash paid to and for employees		(1,145,007)
Cash paid for all types of taxes		(2,198,091)
Other cash paid relating to operating activities		(558,849)
Sub-total of cash outflows		(13,986,633)
Net cash flow from operating activities	(i)	3,648,957
Cash flows from investing activities:		
Cash received from sales of investments		84,761
Cash received from investment income		4,405
Net cash received from sales of fixed assets		76,002
Acquisition of a subsidiary and proportionate consolidation a jointly controlled entity, net of cash acquired	(ii)	45,649
Other cash received relating to investing activities		21,697
Sub-total of cash inflows		232,514
Cash paid for acquisition of fixed assets and intangible assets		(13,126,022)
Cash paid for acquisition of investments		(787,990)
Disposal of subsidiaries, net of cash disposed of	(iii)	(4,307)
Sub-total of cash outflows		(13,918,319)
Net cash flow from investing activities		(13,685,805)

Cao Peixi	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 130 to 190 form part of these financial statements.

(Expressed in Renminbi'000)

	Supplementary note to the consolidated cash flow statement	2006
Cash flows from financing activities		
Proceeds from investments		585,262
Proceeds from borrowings		27,282,190
Proceeds from government grants		67,380
Proceeds from bank acceptance bills receivable discounted		460,000
Other cash received relating to financing activities		13,721
Sub-total of cash inflows		28,408,553
Repayments of borrowings		(16,236,153)
Cash paid for interest		(1,263,088)
Cash paid for dividends		(391,370)
Dividends paid to minority shareholders		(18,196)
Increase in deposits for bank acceptance bills receivable		(316,058)
Other cash paid relating to financing activities		(24,560)
Sub-total of cash outflows		(18,249,425)
Net cash flow from financing activities		10,159,128
Net increase in cash and cash equivalents	(iv)	122,280

Cao Peixi	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 130 to 190 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT *(continued)*

for the year ended 31 December 2006
(Prepared under PRC Accounting Standards and Regulations)
(Expressed in Renminbi'000)

SUPPLEMENTARY NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(i) Reconciliation of net profit to cash flows from operating activities:

	2006
Net profit	1,121,886
Add: Provision for impairment of assets	738
Depreciation of fixed assets	1,850,343
Amortisation of intangible assets	11,968
Amortisation of consolidation difference and equity investment difference	19,395
Net losses on disposal of fixed assets	7,165
Financial expenses	691,938
Investment income	(56,139)
Minority interests	166,193
Increase in net deferred tax liabilities	65,624
Increase in inventories	(158,333)
Increase in operating receivables	(222,438)
Increase in operating payables	150,617
Net cash flow from operating activities	3,648,957

Cao Peixi
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Tao Yunpang
Head of accounting department

The notes on pages 130 to 190 form part of these financial statements.

(Expressed in Renminbi'000)

SUPPLEMENTARY NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
(continued)

(ii) Acquisition of a subsidiary and proportionate consolidation of a jointly controlled entity, net of cash acquired:

Effect of the Group's assets and liabilities arose from acquisition of a subsidiary and proportionate consolidation of a jointly controlled entity were as follows:

	Note	2006
Cash at bank and in hand		675,149
Trade receivables		114,262
Other receivables		1,495
Prepayments		749
Inventories		36,088
Long-term equity investments		3,500
Fixed assets	10	1,749,926
Construction materials and construction in progress		1,054,545
Intangible assets	12	19,799
Short-term loans		(804,800)
Trade payables		(101,885)
Wages and welfare payables		(817)
Taxes payable		(16,975)
Other payables		(670)
Other creditors		(94,621)
Long-term loans		(1,465,932)
Special payables		(33,530)
Deferred tax liabilities		(76,990)
Minority interests		(419,787)
Net assets and liabilities acquired		639,506
Equity investment difference from acquisition		85,331
Initial investment cost		724,837
Less: Cash at bank and in hand acquired from a subsidiary and a jointly controlled entity		(675,149)
Transfer from long-term equity investments	9(c)	(95,337)
Net cash inflow from acquisition of a subsidiary and proportionate consolidation a jointly controlled entity		(45,649)

Cao Peixi
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Tao Yunpang
Head of accounting department

The notes on pages 130 to 190 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT *(continued)*

for the year ended 31 December 2006
(Prepared under PRC Accounting Standards and Regulations)
(Expressed in Renminbi'000)

SUPPLEMENTARY NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(continued)*

(iii) Disposal of subsidiaries, net of cash

Effect of the Group's assets and liabilities arose from disposal of subsidiaries were as follows:

	Note	**2006**
Cash at bank and in hand		4,798
Other receivables		18,074
Long-term equity investments		1,200
Fixed assets	10	5,163
Deferred tax assets		106
Other creditors		(21,253)
Other net assets		2,770
Minority interests		(5,973)
Net assets and liabilities disposed of		4,885
Add: Gain on disposal of investment		395
Less: Cash at bank and in hand transferred out		(4,798)
Transfer to associates		(2,389)
Other receivables		(2,400)
Net cash outflow from disposal of subsidiaries		(4,307)

(iv) Net increase in cash and cash equivalents:

	2006
Cash and cash equivalents at the end of the year	1,283,980
Less: Cash and cash equivalents at the beginning of the year	(845,642)
Increase in guarantee deposits for bank acceptance bills receivable	(316,058)
Net increase in cash and cash equivalents	122,280

These financial statements were approved by the Board of Directors on 23 March 2007

Cao Peixi	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 130 to 190 form part of these financial statements.

CASH FLOW STATEMENT

(Expressed in Renminbi'000)

	Supplementary note to the cash flow statement	**2006**
Cash flows from operating activities		
Cash received from sales of electricity and heat		9,275,763
Other cash received relating to operating activities		7,288
Sub-total of cash inflows		9,283,051
Cash paid for goods and services		(5,228,937)
Cash paid to and for employees		(645,259)
Cash paid for all types of taxes		(1,249,034)
Other cash paid relating to operating activities		(260,550)
Sub-total of cash outflows		(7,383,780)
Net cash flow from operating activities	(i)	1,899,271
Cash flows from investing activities		
Cash received from sales of investments		85,251
Cash received from investment income		41,357
Net cash received from sales of fixed assets		75,446
Other cash received relating to investing activities		629,644
Sub-total of cash inflows		831,698
Cash paid for acquisition of fixed assets, intangible assets and other long term assets		(3,546,279)
Cash paid for acquisition of investments		(2,114,012)
Other cash paid relating to investing activities		(164)
Sub-total of cash outflows		(5,660,455)
Net cash flow from investing activities		(4,828,757)

Cao Peixi	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 130 to 190 form part of these financial statements.

CASH FLOW STATEMENT *(continued)*

(Expressed in Renminbi'000)

	Supplementary note to the cash flow statement	2006
Cash flows from financing activities		
Proceeds from borrowings		10,865,116
Proceeds from government grants		52,080
Proceeds from bank acceptance bills receivable discounted		360,000
Other cash received relating to financing activities		13,721
Sub-total of cash inflows		11,290,917
Repayments of borrowings		(7,510,568)
Cash paid for interest		(347,168)
Cash paid for dividends		(391,370)
Increase in deposits for bank acceptance bills receivable		(319)
Other cash paid relating to financing activities		(19,910)
Sub-total of cash outflows		(8,269,335)
Net cash flow from financing activities		3,021,582
Net increase in cash and cash equivalents	(ii)	92,096

Cao Peixi
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Tao Yunpang
Head of accounting department

The notes on pages 130 to 190 form part of these financial statements.

(Expressed in Renminbi'000)

SUPPLEMENTARY NOTES TO THE CASH FLOW STATEMENT

(i) Reconciliation of net profit to cash flows from operating activities:

	2006
Net profit	1,121,886
Add: Provision for impairment of assets	677
Depreciation of fixed assets	961,720
Amortisation of intangible assets	9,515
Amortisation of equity investment difference	18,745
Net losses on disposal of fixed assets	7,313
Financial expenses	233,347
Investment income	(482,745)
Increase in deferred tax assets	(31,448)
Decrease in inventories	13,636
Increase in operating receivables	(59,473)
Increase in operating payables	106,098
Net cash inflow from operating activities	1,899,271

(ii) Net increase in cash and cash equivalents:

	2006
Cash and cash equivalents at the end of the year	576,989
Less: Cash and cash equivalents at the beginning of the year	(484,574)
Increase in deposits for bank acceptance bills receivable	(319)
Net increase in cash and cash equivalents	92,096

These financial statements were approved by the Board of Directors on 23 March 2007

Cao Peixi
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Tao Yunpang
Head of accounting department

The notes on pages 130 to 190 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Renminbi)

1 COMPANY STATUS

Huadian Power International Corporation Limited (hereinafter referred to as the "Company") is a joint stock company limited by shares established in the People's Republic of China (the "PRC") on 28 June 1994 pursuant to the approval document (Ti Gai Sheng [1994] No. 76 - Reply on the approval for the establishment of Shandong International Power Development Company Limited) issued by the former State Commission for Economic Restructuring of the PRC. The Company had a registered share capital of Rmb 3,825,056,200, divided into 3,825,056,200 ordinary shares of Rmb 1 each. At the same date, the Company's joint promoters, namely Shandong Electric Power (Group) Corporation ("SEPCO"), Shandong International Trust and Investment Corporation ("SITIC"), Shandong Luneng Development (Group) Company Limited, China Power Trust and Investment Company Limited and Zaozhuang City Infrastructure Investment Company, injected all assets (except parcels of land) and liabilities, together with certain construction in progress, of two power plants in Zouxian and Shiliquan of Shandong Province into the Company. In return, these joint promoters were being allotted the entire share capital mentioned above.

Pursuant to the document (Zheng Jian Fa [1998] No. 317) issued by the Securities Commission of the State Council on 15 December 1998, the Company was authorised to issue H shares and its registered share capital had been increased to 5,256,084,200 ordinary shares of Rmb 1 each, comprising of 3,825,056,200 domestic shares and 1,431,028,000 H shares. The Company's 1,431,028,000 H shares were successfully listed on The Stock Exchange of Hong Kong Limited in June 1999.

The Company changed its name from "Shandong International Power Development Company Limited" to "Huadian Power International Corporation Limited" pursuant to a resolution passed on the general meeting held on 24 June 2003. On 1 November 2003, the Company obtained a new business licence for body corporate (Qi Gu Lu Zong Zi No. 003922).

In January 2005, the Company was approved by China Securities Regulatory Commission, with Zheng Jian Fa Xing Zi [2005] No. 2, to issue 765,000,000 RMB ordinary shares with par value of RMB 1 each. As a result, the registered capital of the Company was increased to 6,021,084,200 shares. The RMB ordinary shares include 196,000,000 unlisted domestic shares. The remaining 569,000,000 A shares were listed on the Shanghai Stock Exchange on 3 February 2005.

Pursuant to Guo Zi Chan Quan [2006] No.700 "Notice on Approval of the Share Reform of Huadian Power International Corporation Limited" issued by the State-owned Assets Supervision and Administration Commission of the State Council, the Company implemented a share reform (the "Share Reform") on 28 July 2006. All holders of non-circulating shares transferred 3 shares for every 10 shares held by the registered holders of circulating A shares as at the book closing date of the implementation of the Share Reform (28 July 2006) as consideration, totalling 170,700,000 domestic shares. Effective from 1 August 2006, all domestic shares of the Company became eligible for listing and circulation on the Shanghai Stock Exchange. However, the 3,850,356,200 original domestic shares held by the original domestic shareholders are not yet circulated due to restriction for disposal imposed on these shares.

All A shares and H shares of the Company rank pari passu in all material respects.

The Company, its subsidiaries and jointly controlled entity (the "Group") are principally engaged in power generation and heat supply activities. Electricity generated is transmitted to power grid companies of provinces in which the power plants are located.

2 SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted by the Group in the preparation of the financial statements conform to the Accounting Standards for Business Enterprises, the Accounting Regulations for Business Enterprises and the relevant regulations issued by the Ministry of Finance ("MOF") of the People's Republic of China.

(a) Accounting year

The accounting year of the Group is from 1 January to 31 December.

(b) Basis of consolidation

The Group's consolidated financial statements are prepared in accordance with the Accounting Regulations for Business Enterprises and Cai Kuai Zi [1995] No. 11 "Provisional regulations on consolidated financial statements" issued by the MOF.

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries. Subsidiaries are those entities in which the Company directly or indirectly, holds more than 50% (50% not inclusive) of the equity capital, or has the power to control despite the equity capital held by the Company is less than 50%. The results of the subsidiaries are included in the consolidated income statement of the Group of the period only when the Company holds more than 50% of the equity capital or the Company has the power to control despite the equity capital held is less than 50%. The equity and profit/loss attributable to minority interests are separately shown in the consolidated financial statements.

Where the accounting policies adopted by the subsidiaries or the jointly controlled entity are different from the policies adopted by the Company, the financial statements of the subsidiaries and the jointly controlled entity have been adjusted in accordance with the accounting policies adopted by the Company on consolidation. All significant inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation.

Jointly control entities are enterprises over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Company's proportionate share of the jointly controlled entity's assets, liabilities, revenue, costs and expenses with items of similar nature on a line by line basis.

(c) Basis of preparation and measurement basis

The Group's basis of preparation is on an accrual basis. Unless specifically stated, the measurement basis is under the historical cost convention.

(d) Reporting currency

The Group's reporting currency is Renminbi.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(e) Translation of foreign currencies

Foreign currency transactions are translated into Renminbi at the exchange rates quoted by the People's Bank of China and other exchange rates recognised by the state ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at balance sheet date are translated into Renminbi at the exchange rates quoted by the People's Bank of China and other exchange rates recognised by the state ruling at the balance sheet date. Exchange gains and losses on foreign currency translation, except for the exchange gains and losses directly relating to the construction of fixed assets (see note 2(j)) and the transactions referred to below, are recognised in profit or loss for the period.

Exchange differences which arise during the start-up period are aggregated in the long-term deferred expenses and are then fully charged to profit or loss in the month of commencement of operations.

(f) Cash equivalents

Cash equivalents are short-term, highly liquid investments which are readily convertible into known amounts of cash, and which are subject to an insignificant risk of change in value.

(g) Provision for bad and doubtful debts

The provision for bad and doubtful debts is estimated by the Group based on individual trade receivables which show signs of uncollectibility and an ageing analysis. Provision for bad and doubtful debts for other receivables is determined based on their specific nature and management's estimate of their collectibility.

(h) Inventories

Inventories, comprising coal, fuel oil, materials, components and spare parts are stated at cost, less provision for obsolescence.

The cost of inventories includes cost of purchase and, where applicable, transportation cost and handling fee. Inventories are recognised at actual cost when received. The cost of coal and fuel oil is calculated on the weighted average basis. The cost of materials, components and spare parts is calculated on the first-in-first-out basis.

The Group adopts a perpetual inventory system.

2 SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Long-term equity investments

Where the Group has the power to control, jointly control or exercise significant influence over an investee enterprise, the long-term investment is accounted for under the equity method of accounting whereby the investment is initially recorded at cost and adjusted thereafter for any post acquisition change in the Group's share of the investors' equity in the investee enterprise.

Equity investment difference, which is the difference between the initial investment cost and the Group's share of investors' equity in the investee enterprise, is accounted for as follows:

— Any excess of the initial investment cost over its share of the investors' equity in the investee enterprise is amortised on a straight-line basis. The amortisation period is determined according to the investment period as stipulated in the relevant agreement, or 10 years if the investment period is not specified in the agreement. The unamortised balance is included in long-term equity investments at the year end.

— Any shortfall of the initial investment cost over its share of the investors' equity in the investee enterprise is amortised on a straight-line basis over 10 years if the investment was acquired before the MOF's issuance of the "Questions and answers on implementing Accounting Regulations for Business Enterprises and related accounting standards (II)" (Cai Kuai [2003] No. 10). The unamortised balance is included in long-term equity investments at the year end. Such shortfalls are recognised in the "Capital reserve - reserve for equity investment" if the investment was acquired after the issuance of Cai Kuai [2003] No.10.

An associate is a company in which the Group, for long-term purposes, has not less than 20% but not more than 50% of its equity interests and exercises significant influence but does not have power to control it; or although the Group has less than 20% of its equity interests but exercises significant influence but does not have power to control it.

Where the Group does not control, jointly control or exercise significant influence over an investee enterprise, the investment is accounted for under the cost method, stating it at the initial investment cost. Investment income is recognised when the investee enterprise declares a cash dividend or distributes profits.

Upon the disposal or transfer of long-term equity investments, the difference between the proceeds received and the carrying amount of the investments is recognised in profit or loss for the period.

The Group makes provision for impairment losses on long-term equity investments (see note 2(m)).

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(j) Fixed assets and construction in progress

Fixed assets are assets with comparatively high unit values held by the Group for use in the generation of electricity and heat and for administrative purposes. They are expected to be used for more than one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(m)). Construction in progress is stated in the balance sheet at cost less impairment losses (see note 2(m)).

All direct and indirect costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalised as construction in progress. Those costs include borrowing costs (including foreign exchange differences arising from the loan principal and the related interest) on specific borrowings for the construction of the fixed assets during the construction period.

Construction in progress is transferred to fixed assets when it is ready for its intended use. No depreciation is provided against construction in progress.

Fixed assets are depreciated using the straight-line method over their estimated useful lives. The respective estimated useful lives and the estimated rate of residual values on cost adopted for the Group's fixed assets are as follows:

	Estimated useful life	Estimated rate of residual value
Land use rights and buildings	15 - 50 years	0% - 5%
Generators and related machinery and equipment	10 - 20 years	3% - 5%
Others	5 - 10 years	3% - 5%

(k) Operating lease charges

Rental payments under operating leases are charged as expenses on a straight-line basis over the lease term.

(l) Intangible assets

Intangible assets mainly represent land use right.

Land use right are stated in the balance sheet at cost less accumulated amortisation and impairment losses (see note 2(m)).

The cost of the land use right is amortised on a straight-line basis over the land use right period.

2 SIGNIFICANT ACCOUNTING POLICIES (continued)

(m) Provision for impairment of assets

The carrying amounts of assets (including long-term investments, fixed assets, construction in progress, intangible assets and other assets, etc) are reviewed regularly by the Group to determine whether their recoverable amounts have declined below their carrying amounts. Assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is the impairment loss.

The recoverable amount is the higher of the net selling price and the present value of the estimated future cash flows arising from the continuous use of the asset and from the disposal of the asset at the end of its useful life.

Provision for impairment loss is calculated on an item by item basis by the Group and recognised in profit or loss for the period. However, when a deficit between the initial investment cost and the Group's share of the investors' equity of the investee enterprise has been credited to the capital reserve, any impairment losses for long-term equity investment are firstly set off against the difference initially recognised in the capital reserve relating to the investment and any excess impairment losses are then recognised in profit or loss for the period.

If there is an indication that there has been a change in the estimates used to determine the recoverable amount and as a result the estimated recoverable amount is greater than the carrying amount of the asset, the impairment loss recognised in prior year is reversed. Reversals of impairment losses are recognised in profit or loss for the period. Impairment losses are reversed to the extent of the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. In respect of the reversal of an impairment loss for a long-term equity investment, it is firstly reversed the impairment losses that had previously been recognised in profit or loss and then reversed the impairment losses that had been charged to capital reserve.

(n) Long-term deferred expenses

Except for acquisition and construction of fixed assets, all expenses incurred during the start-up period are aggregated in long-term deferred expenses and then fully charged to profit or loss in the months of commencement of operations.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(o) Income tax

Income tax is recognised using the tax effect accounting method. Income tax for the period comprises current tax paid and payable and movement of deferred tax assets and liabilities.

Current tax is calculated at the applicable tax rate on taxable income.

Deferred tax is provided using the liability method for the differences between the accounting profits and the taxable profits arising from the timing differences in recognising income, expenses or losses between the accounting and tax regulations. When the tax rate changes or a new type of tax is levied, adjustments are made to the amounts originally recognised for the timing differences under the liability method. The current tax rates are used in arriving at the reversal amounts when the timing differences are reversed.

Deferred tax assets arising from tax losses, which are expected to be utilised against future taxable profits, are set off against the deferred tax liabilities (only for the same taxpayer within the same jurisdiction). When it is not probable that the tax benefits of deferred tax assets will be realised, the deferred tax assets are reduced to the extent that the related benefits are expected to be realised.

(p) Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made.

Where it is not probable that the settlement of the above obligation will cause an outflow of economic benefits, or the amount of the outflow cannot be estimated reliably, the obligation is disclosed as a contingent liability.

(q) Special payables

Special payables are fund granted by the state specially for environmental protection purposes. The funds are recognised as special payables by the Group when received. Upon the completion of the related projects, the fund will be transferred to capital reserve.

(r) Revenue recognition

When it is probable that the economic benefits will flow to the Group and the relevant revenue and costs can be measured reliably, revenue is recognised according to the following methods:

(i) Electricity income

Electricity income is recognised when electricity is supplied to the respective provincial grid companies where the power plants are located.

(ii) Heat income

Heat income is recognised when heat is supplied to customers.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(r) Revenue recognition *(continued)*

(iii) Interest income

Interest income is recognised on a time proportion basis with reference to the principal outstanding and the applicable rate.

(s) Research and development costs

Research and development costs are recognised in profit or loss for the period when incurred.

(t) Borrowing costs

Borrowing costs incurred on specific borrowings for the acquisition and construction of fixed assets are capitalised into the cost of the fixed assets during the construction period until the fixed assets are ready for their intended uses.

Except for the above, other borrowing costs are recognised as financial expenses when incurred.

(u) Major overhaul, repair and maintenance expenses

Major overhaul, repair and maintenance expenses are recognised in profit or loss when incurred.

(v) Dividends appropriation

Cash dividends are recognised in the income and profit appropriation statement when declared. Cash dividends proposed or approved after the balance sheet date, but before the date on which the financial statements are authorised for issue, are separately disclosed in the shareholders' equity in the balance sheet.

(w) Retirement benefits

Pursuant to the relevant laws and regulations in the PRC, the Group has joined a defined contribution retirement plan for the employees arranged by governmental organisations. The Group makes contributions to the retirement scheme at the applicable rates based on the employees' salaries. The required contributions under the retirement plans are charged to profit or loss for the period when they are due. The Group does not have any other payment obligation except for the contributions to the retirement scheme.

(x) Related parties

If the Group has the power, directly or indirectly, to control, jointly control or exercise significant influence over another party, or vice versa, or where the Group and one or more parties are subject to common control from another party, they are considered to be related parties. Related parties may be individuals or enterprises.

2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

(y) Fair value hedges

Where a derivative financial instrument hedges the change in fair value of a recognised asset or liability, any gain or loss on the hedging instrument is recognised in the income and profit appropriation statement. The hedged item is stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income and profit appropriation statement.

3 TAXATION

The major types of tax and tax rates applicable to the Group are as follows:

	Tax rate	Tax basis
Value added tax ("VAT")		
- Sale of electricity	17%	based on sales
- Sale of heat	13%	based on sales
City maintenance and construction tax	1 - 7%	based on VAT payable
Income tax (note)	33%	based on taxable income of the current period

Note: The income tax rate applicable to the Group is 33% for the years ended 31 December 2005 and 2006, except for Sichuan Guangan Power Generation Company Limited ("Guangan Company") and Ningxia Zhongning Power Generation Company Limited ("Zhongning Company") (formerly known as Ningxia Yinglite Zhongning Power Company Limited).

The major preferential tax treatments entitled by the Group are mainly set out below:

Company name	Preferential tax rate	Reasons for preferential treatment
Guangan Company	15%	Entitled to enterprise income tax preferential policies on the development of the Western Region *(note (i))*
Zhongning Company	0%	Entitled to enterprise income tax preferential policies on the development of the Western Region and attracting investment policies of Ningxia Hui Autonomous Regions *(note (ii))*

(Expressed in Renminbi)

3 TAXATION *(continued)*

Notes:

(i) *Pursuant to the Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Relevant Issues Concerning Tax Preferential Policies on the Development of the Western Region (Cai Shui [2001] No. 202) and the Notice of the State Administration of Taxation on Opinions Regarding the Implementation of Taxation Policies on the Development of the Western Region (Guo Shui Fa [2002] No. 47), during the period from 2001 to 2010, upon verification and confirmation by tax authorities, enterprises may be entitled to a reduced enterprise income tax ("EIT") rate of 15%. In accordance with the approval document issued by the State Administration of Taxation of Sichuan Province, Guangan Company's EIT rate for the years 2005 and 2006 had been reduced to 15%.*

(ii) *Pursuant to the Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Relevant Issues Concerning Tax Preferential Policies on the Development of the Western Region (Cai Shui [2001] No. 202) and the Notice of the State Administration of Taxation on Opinions Regarding the Implementation of Taxation Policies on the Development of the Western Region (Guo Shui Fa [2002] No. 47), during the period from 2001 to 2010, upon verification and confirmation by tax authorities, enterprises may be entitled to a reduced enterprise income tax rate of 15%. In addition, pursuant to the Notice issued by the People's Government of the Autonomous Regions on "Certain Policies on Attracting Investments to the Ningxia Hui Autonomous Regions" (Ning Zheng Fa [2004] No. 61), all new Ningxia industrial enterprises set up with non-domestic capital are, upon approval from the State Administration of Taxation of the Ningxia Hui Autonomous Regions, exempted from EIT for the first to third years since the commencement of operations, followed by a 50% reduction in EIT based on a preferential tax rate for the fourth and fifth years. Zhongning Company are exempted from EIT for the years 2006 to 2007 and entitled to a 50% reduction in EIT based on a preferential tax rate for the years 2008 to 2009.*

4 CASH AT BANK AND IN HAND

	The Group				The Company			
	2006		2005		**2006**		2005	
	Original currency '000	**Renminbi/ Renminbi equivalent '000**	Original currency '000	Renminbi/ Renminbi equivalent '000	**Original currency '000**	**Renminbi/ Renminbi equivalent '000**	Original currency '000	Renminbi/ Renminbi equivalent '000
Cash in hand								
— Renminbi		**1,177**		1,016		**581**		657
Saving accounts and fixed deposits with banks and other financial institutions (within three months)								
— Renminbi		**966,691**		844,427		**576,035**		483,718
— US dollars	**6**	**46**	24	191	**6**	**46**	24	191
— HK dollars	**8**	**8**	8	8	**8**	**8**	8	8
		966,745		844,626		**576,089**		483,917
Cash and cash equivalents		**967,922**		845,642		**576,670**		484,574
Guarantee deposits for bills payable		**316,058**		—		**319**		—
		1,283,980		845,642		**576,989**		484,574

The above foreign currency saving accounts and fixed deposits with banks and financial institutions are translated into Renminbi at the following exchange rates:

	2006	2005
US dollars	**7.8087**	8.0702
HK dollars	**1.0047**	1.0403

5 TRADE RECEIVABLES

	The Group		The Company	
	2006	2005	**2006**	2005
	'000	'000	**'000**	'000
Trade receivables for the sale of electricity	**1,555,385**	1,229,497	**530,084**	653,690
Trade receivables for the sale of heat	**29,845**	43,263	**606**	627
	1,585,230	1,272,760	**530,690**	654,317
Less: Provision for bad and doubtful debts	**(18,677)**	(15,903)	**—**	—
Total	**1,566,553**	1,256,857	**530,690**	654,317

The analysis of provision for bad and doubtful debts is as follows:

	The Group	
	2006	2005
	'000	'000
Opening balance	**15,903**	1,590
Charge for year	**2,774**	14,313
Closing balance	**18,677**	15,903

5 TRADE RECEIVABLES *(continued)*

The ageing analysis of trade receivables is as follows:

The Group

Ageing	2006 Amount '000	2006 Proportion	2006 Provision '000	2006 Proportion	2005 Amount '000	2005 Proportion	2005 Provision '000	2005 Proportion
Within one year	**1,539,073**	**97.1%**	**—**	**—**	1,240,938	97.5%	—	—
Between one and two years	**14,352**	**0.9%**	**2,774**	**19.3%**	17	0.0%	—	—
Between two and three years	**—**	**—**	**—**	**—**	3,189	0.3%	1,595	50%
Over three years	**31,805**	**2.0%**	**15,903**	**50%**	28,616	2.2%	14,308	50%
Total	**1,585,230**	**100%**	**18,677**	**1.2%**	1,272,760	100%	15,903	1.2%

The Company

Ageing	2006 Amount '000	2006 Proportion	2006 Provision '000	2006 Proportion	2005 Amount '000	2005 Proportion	2005 Provision '000	2005 Proportion
Within one year	**530,690**	**100%**	**—**	**—**	654,317	100%	—	—

Provision for bad and doubtful debts is calculated based on the nature of the receivables and on individual basis. No evidence indicated that recoverability problem exists for trade receivables aged within one year, therefore no provision for bad and doubtful debts has been made.

The Group had no individually significant trade receivables been fully or substantially provided for.

There is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of trade receivables.

Total of the five largest trade receivables are as follows:

	2006 Amount '000	2006 Percentage of trade receivables	2005 Amount '000	2005 Percentage of trade receivables
The Group	**1,576,173**	**99.4%**	1,260,018	99.0%
The Company	**530,690**	**100%**	654,317	100.0%

6 OTHER RECEIVABLES

	The Group		The Company	
	2006	2005	**2006**	2005
	'000	*'000*	***'000***	*'000*
Amounts due from subsidiaries	—	—	**283,717**	56,454
Amounts due from related parties	—	8,475	—	8,475
Others	**52,105**	66,824	**39,475**	22,102
	52,105	75,299	**323,192**	87,031
Less: Provision for bad and doubtful debts	**(5,127)**	(5,858)	**(3,282)**	(3,461)
Total	**46,978**	69,441	**319,910**	83,570

Analysis of provision for bad and doubtful debts is as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	'000	*'000*	***'000***	*'000*
Opening balance	**5,858**	12,113	**3,461**	3,628
Transfer in from acquisition of a subsidiary	**745**	—	—	—
Transfer out to disposal of subsidiaries	**(257)**	—	—	—
Written back during the year	**(1,219)**	(6,255)	**(179)**	(167)
Closing balance	**5,127**	5,858	**3,282**	3,461

6 OTHER RECEIVABLES *(continued)*

The ageing analysis of other receivables is as follows:

	The Group							
	2006				2005			
Ageing	Amount '000	Proportion	Provision '000	Proportion	Amount '000	Proportion	Provision '000	Proportion
Within one year	**43,228**	**83.0%**	**185**	**0.4%**	58,407	77.5%	146	0.2%
Between one and two years	**3,214**	**6.1%**	**2**	**0.0%**	10,983	14.6%	1,093	10.0%
Between two and three years	**297**	**0.6%**	**1**	**0.3%**	501	0.7%	10	2.0%
Over three years	**5,366**	**10.3%**	**4,939**	**92.0%**	5,408	7.2%	4,609	85.2%
Total	**52,105**	**100%**	**5,127**	**9.8%**	75,299	100%	5,858	7.8%

	The Company							
	2006				2005			
Ageing	Amount '000	Proportion	Provision '000	Proportion	Amount '000	Proportion	Provision '000	Proportion
Within one year	**318,256**	**98.5%**	**185**	**0.1%**	83,126	95.5%	59	0.1%
Between one and two years	**1,302**	**0.4%**	**2**	**0.2%**	12	0.0%	—	—
Between two and three years	**297**	**0.1%**	**1**	**0.3%**	501	0.6%	10	2.0%
Over three years	**3,337**	**1.0%**	**3,094**	**92.7%**	3,392	3.9%	3,392	100%
Total	**323,192**	**100%**	**3,282**	**1.0%**	87,031	100%	3,461	4.0%

Provision is calculated based on the ageing analysis of the receivables, their nature and on individual basis. The proportion of provision made using ageing analysis is as follows: aged within 1 year provides 5%, aged within 1-2 years provides 10%, aged within 2-3 years provides 50%, aged over 3 years provides 100%.

There is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

The Group and the Company had no individually significant write back or write off of other receivables and had no individually significant other receivable been fully or substantially provided for.

Total of the five largest other receivables are as follows:

	2006		2005	
	Amount '000	Percentage of other receivables	Amount '000	Percentage of other receivables
The Group	**6,624**	**12.7%**	43,660	58.0%
The Company	**207,842**	**64.3%**	64,929	74.6%

7 PREPAYMENTS

	The Group		The Company	
	2006	2005	**2006**	2005
	'000	'000	**'000**	'000
Prepayments to a subsidiary	**—**	—	**26,960**	—
Others	**60,567**	11,168	**387**	7,031
	60,567	11,168	**27,347**	7,031

	The Group				The Company			
	2006		2005		**2006**		2005	
Ageing	**Amount**	**Proportion**	Amount	Proportion	**Amount**	**Proportion**	Amount	Proportion
	'000		'000		**'000**		'000	
Within one year	**60,567**	**100%**	4,501	40.3%	**27,347**	**100%**	364	5.2%
Between one and two years	**—**	**—**	6,667	59.7%	**—**	**—**	6,667	94.8%
Between two and three years	**—**	**—**	—	—	**—**	**—**	—	—
Over three years	**—**	**—**	—	—	**—**	**—**	—	—
Total	**60,567**	**100%**	11,168	100%	**27,347**	**100%**	7,031	100%

There is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of prepayments.

Prepayments aged over one year mainly represent deposit for future purchase and prepaid rentals.

8 INVENTORIES

	The Group		The Company	
	2006	2005	**2006**	2005
	'000	'000	**'000**	'000
Coal	**485,249**	343,374	**150,632**	181,111
Fuel oil	**55,021**	35,400	**25,230**	19,856
Materials, components and spare parts	**280,523**	244,334	**181,372**	169,903
	820,793	623,108	**357,234**	370,870
Less: Provision for diminution in value of inventories	**(72,282)**	(64,261)	**(58,202)**	(57,346)
	748,511	558,847	**299,032**	313,524

Provision for diminution in value of inventories represent provision for obsolescence of materials, components and spare parts.

	The Group		The Company	
	2006	2005	**2006**	2005
	'000	'000	**'000**	'000
Opening balance	**64,261**	67,268	**57,346**	58,755
Transfer in from acquisition of subsidiary	**8,899**	—	**—**	—
Transfer out through disposal of subsidiaries	**(61)**	—	**—**	—
(Reversal)/additional provision for the year	**(817)**	(3,007)	**856**	(1,409)
Closing balance	**72,282**	64,261	**58,202**	57,346

All inventories are acquired through purchase.

Cost of inventories recognised in cost of sales and expenses are as follows:

	2006	2005
	'000	'000
The Group	**8,657,170**	7,763,525
The Company	**4,326,209**	4,588,850

9 LONG-TERM EQUITY INVESTMENTS

The Group

	Investment in associates '000	Other equity investments '000	Consolidation difference and equity investment difference '000	Total '000
Cost of investment				
Opening balance	915,688	175,639	283,017	1,374,344
Addition of investments:				
- Divestment in a subsidiary to an associate	2,389	—	—	2,389
- Transfer from a jointly controlled entity to a subsidiary	—	3,500	—	3,500
- Addition of investment	620,529	26,600	87,162	734,291
Adjustments under equity method:				
- Investment income	36,843	—	—	36,843
- Share of movement in capital reserve	3,134	—	—	3,134
Disposal of investment:				
- Transfer from an associate to a jointly controlled entity	(95,337)	—	—	(95,337)
- Divestment in a subsidiary to an associate	—	(1,200)	—	(1,200)
- Disposal of investments	—	(69,000)	—	(69,000)
Dividends received	(1,265)	—	—	(1,265)
Amortisation for the year	—	—	(19,395)	(19,395)
Closing balance	1,481,981	135,539	350,784	1,968,304

9 LONG-TERM EQUITY INVESTMENTS *(continued)*

The Company

	Investment in subsidiaries	Investment in jointly controlled entity	Investment in associates	Other equity investments	Equity investment difference	Total
	'000	'000	'000	'000	'000	'000
Opening balance	2,875,546	146,405	875,188	172,939	279,112	4,349,190
Addition in investment	1,464,995	57,200	620,529	26,600	87,162	2,256,486
Transfer from a jointly controlled entity to a subsidiary	146,405	(146,405)	—	—	—	—
Transfer from an associate to a jointly controlled entity	—	95,337	(95,337)	—	—	—
Adjustments under equity method:						
- Investment income	364,488	62,118	36,843	—	—	463,449
- Share of movement in capital reserve	38,056	—	3,134	—	—	41,190
Disposal of investments	(53,207)	—	—	(69,000)	—	(122,207)
Divestment in a subsidiary to an associate	(2,389)	—	2,389	—	—	—
Dividends received	(118,813)	(4,174)	(1,265)	—	—	(124,252)
Amortisation for the year	—	—	—	—	(18,745)	(18,745)
Closing balance	4,715,081	210,481	1,441,481	130,539	347,529	6,845,111

No impairment losses was made by the Group for individually significant long-term equity investment.

Details of subsidiaries, jointly controlled entity and associates of the Company are listed in note 34.

9 LONG-TERM EQUITY INVESTMENTS *(continued)*

(a) At 31 December 2006, the investment in subsidiaries of the Company are analysed as follows:

	Guangan Company	Huadian Qingdao Power Company Limited ("Qingdao Company")	Huadian Weifang Power Generation Company Limited ("Weifang Company")	Huadian Zibo Power Company Limited ("Zibo Company")	Huadian Zhangqiu Power Company Limited ("Zhangqiu Company")	Huadian Tengzhou Xinyuan Power Company Limited ("Tengzhou Company")	Huadian Xinxiang Power Generation Company Limited ("Xinxiang Company")	Anhui Huadian Suzhou Power Generation Company Limited ("Suzhou Company")	Huadian Ningxia Lingwu Power Generation Company Limited ("Lingwu Company")	Sichuan Huadian Luding Hydropower Company Limited ("Luding Company")	Other subsidiaries	Total
	'000	'000	'000	'000	'000	'000	'000	'000	'000	'000	'000	'000
Percentage of equity interest	80%	55%	45%	100%	84.45%	88.16%	90%	97%	65%	100%		
Investment period	N/A	20 years	30 years	N/A	N/A	N/A	30 years	30 years	30 years	40 years		
Initial investment cost												
(At 31 December 2006)	1,137,013	345,668	823,483	374,800	405,740	224,400	140,100	234,872	97,500	79,290	71,434	3,934,350
Cost of investment												
Opening balance	1,256,274	526,397	–	436,235	326,072	133,241	62,100	53,350	–	–	81,677	2,875,546
Add: Addition of investments	100,000	176,000	544,169	–	100,000	90,780	50,000	159,972	97,500	79,290	67,284	1,464,995
Transfer from a jointly controlled entity to a subsidiary (note 9(b))	–	–	146,435	–	–	–	–	–	–	–	–	146,435
Adjustments under equity method												
- Investment income	140,933	61,370	47,445	25,325	45,926	22,712	–	–	–	–	20,776	364,488
- Share of movement in capital reserve of subsidiaries	–	16,500	21,556	–	–	–	–	–	–	–	–	38,056
Less: Disposal of investments	–	–	–	–	–	–	–	–	–	–	(53,207)	(53,207)
Divestment in a subsidiary to an associate	–	–	–	–	–	–	–	–	–	–	(2,389)	(2,389)
Dividends received	–	(78,650)	–	–	(15,930)	(4,233)	–	–	–	–	(20,000)	(118,813)
Closing balance	1,497,207	701,617	759,576	461,560	456,068	242,500	112,100	213,322	97,500	79,290	94,341	4,715,081

9 LONG-TERM EQUITY INVESTMENTS *(continued)*

(b) At 31 December 2006, the investment in the jointly controlled entity of the Company is analysed as follows:

	Weifang Company '000	Zhongning Company '000	Total '000
Percentage of equity interests	30%	50%	
Investment period	30 years	25 years (construction period excluded)	
Initial investment cost (At 31 December 2006)	—	142,800	142,800
Cost of investment			
Opening balance	146,405	—	146,405
Add: Addition in investment	—	57,200	57,200
Transfer from investments in associates	—	95,337	95,337
Adjustments under equity method	—	62,118	62,118
Less: Transfer to subsidiaries	(146,405)	—	(146,405)
Dividends received	—	(4,174)	(4,174)
Closing balance	—	210,481	210,481

9 LONG-TERM EQUITY INVESTMENTS *(continued)*

(c) At 31 December 2006, the investment in associates of the Group and the Company are listed as follows:

Associates	Investment period	Initial investment cost	Percentage of equity interests	Opening balance	Addition in investment	Divestment in a subsidiary to an associate	Transfer from an associate to a jointly controlled entity	Adjustments under equity method		Dividends received	Closing balance
								Investment income	Share of movement in capital reserve of an associate		
		'000 (At 31 December 2006)		'000	'000	'000	'000	'000	'000	'000	'000
The Company											
Ningxia Power Generation (Group) Company Limited ("Ningxia Power Company")	Nil	280,000	31.11%	286,835	–	–	–	22,483	3,134	(1,265)	311,187
Anhui Chizhou Jiuhua Power Generation Company Limited ("Chizhou Company")	30 years	258,940	40%	248,016	–	–	–	147	–	–	248,163
Huadian Property Co. Ltd. ("Huadian Property")	Nil	165,000	30%	165,000	–	–	–	–	–	–	165,000
Sichuan Luzhou Chuannan Power Generation Company Limited ("Luzhou Company")	25 years	240,000	40%	80,000	160,000	–	–	–	–	–	240,000
Zhongning Company	25 years (construction period excluded)	–	–	95,337	–	–	(95,337)	–	–	–	–
Huadian Coal Industry Group Company Limited ("Huadian Coal")	Nil	315,000	20.19%	–	315,000	–	–	14,299	–	–	329,299
Zoucheng Lunan Electric Power Technology Development Company Limited ("Zoucheng Lunan")	Nil	1,733	40%	–	–	2,389	–	(86)	–	–	2,303
China Huadian Finance Corporation Limited ("China Huadian Finance")	30 years	147,360	15%	–	145,529	–	–	–	–	–	145,529
The Company total		1,408,033		875,188	620,529	2,389	(95,337)	36,843	3,134	(1,265)	1,441,481
Sichuan Huayingshan Longtan Coal Company Limited ("Longtan Coal Company")	Nil	40,500	36%	40,500	–	–	–	–	–	–	40,500
The Group total		1,448,533		915,688	620,529	2,389	(95,337)	36,843	3,134	(1,265)	1,481,981

9 LONG-TERM EQUITY INVESTMENTS *(continued)*

(d) At 31 December 2006, the other principal equity investments of the Group and the Company are listed as follows:

Name of investee enterprise	Investment period	Initial investment cost	Percentage of equity interest	Opening balance	Addition in investment	Transfer from a jointly controlled entity to a subsidiary	Disposal of investment	Closing balance
		'000 (At 31 December 2006)		'000	'000	'000	'000	'000
The Company								
Shandong Luneng Heze Coal Power Development Company Limited	50 years	91,339	12.27%	91,339	–	–	–	91,339
Shandong Luneng Minerals Group Company Limited	Nil	–	–	69,000	–	–	(69,000)	–
Shanxi Jinzhongnan Railway Coal Distribution Company Limited	Nil	39,200	10.42%	12,600	26,600	–	–	39,200
The Company total		130,539		172,939	26,600	–	(69,000)	130,539
Others		5,000		2,700	–	3,500	(1,200)	5,000
The Group total		135,539		175,639	26,600	3,500	(70,200)	135,539

9 LONG-TERM EQUITY INVESTMENTS *(continued)*

(e) At 31 December 2006, the consolidated difference and equity investment difference of the Group and the Company are listed as follows:

	Guangan Company	Qingdao Company	Weifang Company	Chizhou Company	Suzhou Company	Xinxiang Company	Others	The Company total	Zibo Company	The Group total
	'000	'000	'000	'000	'000	'000	'000	'000	'000	'000
Amortisation period	10 years	20 years	30 years	10 years	10 years	10 years			10 years	
Consolidation difference and equity investment difference										
Opening balance	29,436	90,412	235,706	2,940	21,550	28,000	37,556	445,600	6,506	452,106
Additions for the year	—	—	85,331	—	—	—	1,831	87,162	—	87,162
Closing balance	29,436	90,412	321,037	2,940	21,550	28,000	39,387	532,762	6,506	539,268
Accumulated amortisation										
Opening balance	(5,887)	(39,178)	(98,211)	(417)	—	—	(22,795)	(166,488)	(2,601)	(169,089)
Amortisation for the year	(2,944)	(2,697)	(7,428)	(294)	(718)	(933)	(3,731)	(18,745)	(650)	(19,395)
Closing balance	(8,831)	(41,875)	(105,639)	(711)	(718)	(933)	(26,526)	(185,233)	(3,251)	(188,484)
Net book value:										
Closing balance	20,605	48,537	215,398	2,229	20,832	27,067	12,861	347,529	3,255	350,784
Opening balance	23,549	51,234	137,495	2,523	21,550	28,000	14,761	279,112	3,905	283,017

At 31 December 2006, the Group's proportion of the total long-term investments to the net assets was 14.7% (31 December 2005: 11.0%).

10 FIXED ASSETS

	The Group			
	Land use rights and buildings	Generators and related machinery and equipment	Others	Total
	'000	'000	'000	'000
Cost:				
Opening balance	8,220,932	24,104,398	682,049	33,007,379
Transfer in from acquisition of a subsidiary and a jointly controlled entity	785,017	1,828,401	81,453	2,694,871
Additions for the year	209	26,301	58,449	84,959
Transfer from construction in progress *(note 11)*	3,833,048	11,379,995	116,245	15,329,288
Disposals for the year	(50,004)	(137,423)	(10,018)	(197,445)
Transfer out through disposal of subsidiaries	(12,389)	—	(9,320)	(21,709)
Closing balance	12,776,813	37,201,672	918,858	50,897,343
Accumulated depreciation:				
Opening balance	2,536,749	8,939,607	353,286	11,829,642
Transfer in from acquisition of a subsidiary and a jointly controlled entity	244,347	657,705	42,893	944,945
Charge for the year	395,839	1,353,751	106,383	1,855,973
Written back on disposals	(16,717)	(89,383)	(10,530)	(116,630)
Transfer out through disposal of subsidiaries	(7,286)	—	(9,260)	(16,546)
Closing balance	3,152,932	10,861,680	482,772	14,497,384
Net book value:				
Closing balance	9,623,881	26,339,992	436,086	36,399,959
Opening balance	5,684,183	15,164,791	328,763	21,177,737

10 FIXED ASSETS (continued)

	The Company			
	Land use rights and buildings	Generators and related machinery and equipment	Others	Total
	'000	'000	'000	'000
Cost:				
Opening balance	3,946,467	14,607,958	462,046	19,016,471
Additions for the year	—	1,046	16,435	17,481
Transfer from subsidiaries	7,654	—	14,275	21,929
Transfer from construction in progress (note 11)	2,156,787	2,549,189	29,800	4,735,776
Disposals for the year	(49,804)	(135,961)	(9,334)	(195,099)
Closing balance	6,061,104	17,022,232	513,222	23,596,558
Accumulated depreciation:				
Opening balance	1,601,620	6,162,724	222,705	7,987,049
Charge for the year	191,582	731,678	40,154	963,414
Written back on disposals	(16,717)	(88,257)	(5,467)	(110,441)
Closing balance	1,776,485	6,806,145	257,392	8,840,022
Net book value:				
Closing balance	4,284,619	10,216,087	255,830	14,756,536
Opening balance	2,344,847	8,445,234	239,341	11,029,422

The original cost of fixed assets that have been fully depreciated but are still in use was:

	2006	2005
	'000	'000
The Group	**1,970,640**	1,532,354
The Company	**1,241,205**	1,071,330

At 31 December 2006, the Group has no temporarily idle fixed assets.

11 CONSTRUCTION MATERIALS AND CONSTRUCTION IN PROGRESS

Construction materials of the Group are mainly prepayment for purchase of equipment.

Major construction materials and construction in progress of the Group are as follows:

Project	Budgeted amount	Opening balance	Transfer from a jointly controlled entity to subsidiary	Net addition/ (disposal) for the year	Transfer to fixed assets for the year	Transfer to subsidiaries	Closing balance	Aggregate payment as a percentage of budgeted	Source of funding	Capitalisation of borrowing costs for the year
	'000	'000	'000	'000	'000	'000	'000			'000
The Company										
Zouxian Power Plant Phase IV generating units	7,264,140	535,272	–	4,526,959	(4,128,709)	–	933,522	69.7%	Self-financing and bank loans	39,017
Lingwu Company generating units	4,592,110	344,827	–	–	–	(344,827)	–	–	Self-financing and bank loans	–
Construction materials		2,084,575	–	(722,983)	–	(548,960)	812,632	–	Self-financing and bank loans	65,381
Desulphurisation, technical improvement projects and others		159,216	–	1,007,722	(607,067)	(100,935)	458,936	–	Self-financing and bank loans	17,010
Total for the Company		3,123,890	–	4,811,698	(4,735,776)	(994,722)	2,205,090			121,408
Subsidiaries										
Guangan Company Phase III generating units	3,979,510	407,430	–	2,119,723	(2,343,969)	–	183,184	63.5%	Self-financing and bank loans	28,603
Qingdao Company Phase II generating units	2,370,830	241,134	–	626,173	(867,307)	–	–	98.4%	Self-financing and bank loans	17,652
Tengzhou Company Phase II generating units	2,406,200	356,949	–	1,763,182	(2,120,025)	–	106	88.1%	Self-financing and bank loans	26,298
Zhangqiu Company Phase II generating units	2,404,910	684,232		1,400,359	(2,061,871)	–	22,720	86.7%	Self-financing and bank loans	32,533
Weifang Company Phase II generating units	4,506,160	–	519,213	2,497,932	(2,378,040)	–	639,105	67.0%	Self-financing and bank loans	39,019
Lingwu Company generating units	4,592,110	–	–	894,186	–	344,827	1,239,013	27.0%	Self-financing and bank loans	33,292

11 CONSTRUCTION MATERIALS AND CONSTRUCTION IN PROGRESS *(continued)*

Major construction materials and construction in progress of the Group and the Company are as follows: *(continued)*

Project	Budgeted amount '000	Opening balance '000	Transfer from a jointly controlled entity to a subsidiary '000	Net addition/ (disposal) for the year '000	Transfer to fixed assets for the year '000	Transfer to subsidiaries '000	Closing balance '000	Aggregate payment as a percentage of budgeted	Source of funding	Capitalisation of borrowing costs for the year '000
Subsidiaries *(continued)*										
Xinxiang Company										
Baoshan Power Plant generating units	4,970,260	248,078	–	749,752	–	–	997,830	20.1%	Self-financing and bank loans	30,469
Suzhou Company generating units	4,274,510	413,257	–	774,700	–	–	1,187,957	27.8%	Self-financing and bank loans	34,208
Construction materials		2,716,388	873,123	324,094	–	548,960	4,462,565	–	Self-financing and bank loans	242,183
Desulphurisation, technical improvement projects and others		270,412	114,157	1,007,576	(819,270)	100,935	673,810	–	Self-financing and bank loans	5,241
Sub-total for subsidiaries		5,337,880	1,506,493	12,157,677	(10,590,482)	994,722	9,406,290			489,498
Share of jointly controlled entity										
Weifang Company Phase II generating units	1,351,848	155,764	(155,764)	–	–	–	–	–	Self-financing and bank loans	–
Construction materials		261,937	(261,937)	–	–	–	–	–	Self-financing and bank loans	–
Desulphurisation, technical improvement projects and others		34,247	(34,247)	3,030	(3,030)	–	–	–	Self-financing and bank loans	–
Sub-total for share of jointly controlled entity		451,948	(451,948)	3,030	(3,030)	–	–			–
Total for the Group		8,913,718	1,054,545	16,972,405	(15,329,288) *(note 10)*	–	11,611,380			610,906 *(note 28)*

The borrowing costs of the Group for the year have been capitalised at an average rate of 5.43% (year ended 31 December 2005: 5.21%).

12 INTANGIBLE ASSETS

	The Group '000	The Company '000
Cost:		
Opening balance	212,115	163,431
Addition for the year	5,692	245
Transfer from acquisition of subsidiary	24,172	—
Closing balance	241,979	163,676
Accumulated depreciation:		
Opening balance	41,368	36,124
Charge for the year	11,968	9,515
Transfer from acquisition of subsidiary	4,373	—
Closing balance	57,709	45,639
Net book value:		
Closing balance	184,270	118,037
Opening balance	170,747	127,307

Intangible assets mainly represent land use rights. Land use rights included in intangible assets are those not yet developed or for construction of owner-occupied project and those developed or constructed owner-occupied project before the adoption of Accounting Regulations for Business Enterprises.

All land use rights of the Group (including those recorded in fixed assets, construction in progress and intangible assets) are mainly obtained through acquisition, except for those in Weifang Company, Qiangdao Company and Guangan Company, which are granted by the State.

At 31 December 2006, the remaining amortisation period of land use rights are ranging from 5 to 66 years.

13 LONG-TERM DEFERRED EXPENSES

	The Group Expenses incurred during set-up period that are not related to construction '000
Cost:	
Opening balance	—
Addition for the year	25,179
Closing balance	25,179

14 INVESTMENT DEPOSIT

The investment deposit represents investment deposit paid to China Huadian Corporation ("China Huadian") for a consideration of acquisition of its 95% equity interests in Anhui Huadian Wuhu Power Company Limited ("Wuhu Company") by the Company. The Company completed such transaction in January 2007. China Huadian hold more than 5% voting right of the Company.

15 SHORT-TERM LOANS

	The Group					
	2006			2005		
	Interest rate	**Original currency**	**Renminbi/ Renminbi equivalent**	Interest rate	Original currency	Renminbi/ Renminbi equivalent
		'000	***'000***		*'000*	*'000*
Short-term bank loans						
- Renminbi	**4.86% - 6.12%**		**8,635,250**	4.70% - 5.58%		3,526,860
- US dollars	**5.60% - 6.46%**	**65,139**	**508,652**	4.60% - 5.43%	33,139	267,437
Other short-term Renminbi loans *(Note)*	**5.00% - 5.58%**		**877,500**	5.02%		300,000
Short-term shareholder Renminbi loan	**5.27%**		**51,000**	—		—
			10,072,402			4,094,297

	The Company					
	2006			2005		
	Interest rate	**Original currency**	**Renminbi/ Renminbi equivalent**	Interest rate	Original currency	Renminbi/ Renminbi equivalent
		'000	***'000***		*'000*	*'000*
Short-term bank loans						
- Renminbi	**4.86% - 5.58%**		**3,928,250**	4.70% - 5.22%		891,160
- US dollars	**5.60% - 6.46%**	**65,139**	**508,652**	4.60% - 5.43%	33,139	267,437
Other short-term Renminbi loans *(Note)*	**5.27%**		**50,000**	5.02%		42,000
			4,486,902			1,200,597

15 SHORT-TERM LOANS *(continued)*

Note: Other short-term Renminbi loans

	The Group		The Company	
	2006	2005	**2006**	2005
	'000	'000	**'000**	'000
China Huadian Finance	**500,000**	300,000	**—**	—
Huadian Coal	**300,000**	—	**—**	—
Ningxia Power Company	**77,500**	—	**—**	—
Loans from subsidiaries	**—**	—	**50,000**	42,000
	877,500	300,000	**50,000**	42,000

The other loans borrowed from China Huadian Finance, an associate of the Company, bear interest at rates quoted from the People's Bank of China for same periods less 10%.

The other loans borrowed from Huadian Coal and Ningxia Power Company, associates of the Company, bear interest rates at 5% and 5.58% respectively.

The above foreign currency loans are translated into Renminbi at the following exchange rate:

	2006	2005
US dollars	**7.8087**	8.0702

All the above short-term loans are unsecured, except for a short-term loan amounting to RMB30,000,000 which is guaranteed by Zibo Luneng Industrial Company Limited.

Except for the shareholder loan, there is no amount due to other shareholders who hold 5% or more voting right of the Company included in the balance of short-term loans.

16 TRADE PAYABLES

There is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of trade payables.

At 31 December 2006, there is no individual significant trade payables of the Group and the Company that aged over three years.

17 TAXES PAYABLE

	The Group		The Company	
	2006	2005	**2006**	2005
	'000	'000	**'000**	'000
VAT payable	**145,951**	99,495	**84,564**	49,437
City maintenance and construction tax payable	**22,762**	17,440	**11,304**	14,588
EIT payable	**88,792**	113,970	**68,659**	79,098
EIT recoverable	**(16,164)**	(2,789)	**—**	—
Others	**21,163**	22,453	**12,431**	17,325
Total	**262,504**	250,569	**176,958**	160,448

18 OTHER PAYABLES

Other payables mainly represent payable for education surcharge. Education surcharge is calculated base on 3% - 4% of VAT payable.

19 OTHER CREDITORS

	The Group		The Company	
	2006	2005	**2006**	2005
	'000	'000	**'000**	'000
Amount due to China Huadian	**10,415**	33,000	**—**	33,000
Amounts due to other related parties	**—**	—	**375,639**	101,753
Amounts due to independent construction companies	**839,009**	317,092	**114,397**	44,896
Others	**407,681**	274,662	**121,376**	106,104
	1,257,105	624,754	**611,412**	285,753

Amount due to China Huadian represents general current account. The balance as at 31 December 2005 represented the remaining balance for the acquisition of subsidiaries (note 31(g)).

Amounts due to independent construction companies mainly represent quality guarantee deposits.

Except for amount due to China Huadian, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other creditors.

At 31 December 2006, there is no individual significant other creditors of the Group and the Company that aged over three years.

20 LONG-TERM LOANS DUE WITHIN ONE YEAR

	The Group				The Company			
	2006		2005		2006		2005	
	Original currency	Renminbi/ Renminbi equivalent	Original currency	Renminbi/ Renminbi equivalent	Original currency	Renminbi/ Renminbi equivalent	Original currency	Renminbi/ Renminbi equivalent
	'000	'000	'000	'000	'000	'000	'000	'000
Bank loans due within one year								
- Renminbi		937,060		1,437,428		189,060		350,000
- US dollars	100,400	783,993	32,320	260,826	100,000	780,870	32,000	258,243
Shareholder loans due within one year								
- Renminbi		—		175,000		—		175,000
State loans due within one year								
- US dollars	1,281	10,005	1,188	9,584	1,281	10,005	1,188	9,584
Other loans due within one year								
- Renminbi		680,000		80,000		500,000		—
- US dollars	2,308	18,020	2,308	18,623		—		—
		2,429,078		1,981,461		1,479,935		792,827
		(note 21(b))		(note 21(b))		(note 21(b))		(note 21(b))

The above foreign currency loans are translated into Renminbi at the following exchange rate:

	2006	2005
US dollars	7.8087	8.0702

Please refer to note 21 for details analysis of loans.

21 LONG-TERM LOANS

(a) Details of repayment terms of long-term loans are as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	'000	'000	**'000**	'000
Bank loans				
- Between one year to two years	**1,812,420**	2,055,743	**884,880**	996,071
- Between two years to five years	**7,116,409**	5,315,555	**1,452,000**	2,127,687
- Over five years	**8,077,118**	2,414,593	**440,000**	—
	17,005,947	9,785,891	**2,776,880**	3,123,758
Shareholder loans *(Note (i))*				
- Between two years to five years	**585,000**	335,000	**585,000**	335,000
- Over five years	**750,000**	800,000	**—**	250,000
	1,335,000	1,135,000	**585,000**	585,000
State loans *(Note (ii))*				
- Between one year to two years	**10,792**	10,340	**10,792**	10,340
- Between two years to five years	**41,155**	36,374	**39,791**	36,169
- Over five years	**22,477**	23,465	**16,341**	21,420
	74,424	70,179	**66,924**	67,929
Other loans *(Note (iii))*				
- Between one year to two years	**252,221**	828,623	**198,037**	700,000
- Between two years to five years	**531,810**	537,024	**100,000**	198,037
- Over five years	**47,024**	—	**—**	—
	831,055	1,365,647	**298,037**	898,037
	19,246,426	12,356,717	**3,726,841**	4,674,724

Except for the shareholder loans, there is no amount due to other shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.

21 LONG-TERM LOANS (continued)

(b) Details of long-term loans are as follows:

The Group

	Interest rates and periods	2006 Original currency '000	2006 Renminbi/ Renminbi equivalent '000	2005 Original currency '000	2005 Renminbi/ Renminbi equivalent '000
Long-term bank loans					
Renminbi loans	Interest rates mainly ranging from 3.60% to 6.39% per annum as at 31 December 2006 (2005: 4.94% to 6.12%), with maturities up to 2022		**17,774,180**		10,364,700
US dollar loans	Interest rates mainly ranging from 6.14% to 6.38% per annum as at 31 December 2006 (2005: 4.67% to 5.86%),with maturities up to 2017	**122,020**	**952,820**	138,713	1,119,445
			18,727,000		11,484,145
Shareholders loans (Note (i))					
Renminbi loans	Interest rates mainly ranging from 4.15% to 5.83% per annum as at 31 December 2006 (2005: 4.98% to 5.85%), with maturities up to 2021		**1,335,000**		1,310,000
State loans (Note (ii))					
Renminbi loans	Interest rate mainly at 2.55% per annum as at 31 December 2006 (2005: 2.55%), with maturities up to 2020		**18,700**		2,250
US dollar loans	Interest rate mainly at 5.51% per annum as at 31 December 2006 (2005: 3.77%),with maturity up to 2012	**8,417**	**65,729**	9,605	77,513
			84,429		79,763

21 LONG-TERM LOANS *(continued)*

(b) Details of long-term loans are as follows: *(continued)*

The Group *(continued)*

	Interest rates and periods	2006 Original currency '000	2006 Renminbi/ Renminbi equivalent '000	2005 Original currency '000	2005 Renminbi/ Renminbi equivalent '000
Other loans (Note (iii))					
Renminbi loans	Interest rates mainly ranging from 5.18% to 6.16% per annum as at 31 December 2006 (2005: 5.02% to 5.76%), with maturities up to 2021		**1,465,998**		1,380,468
US dollar loans	Interest rate mainly at 7.02% per annum as at 31 December 2006 (2005: 5.93%), with maturity up to 2010	**8,078**	**63,077**	10,384	83,802
			1,529,075		1,464,270
			21,675,504		14,338,178
Less: Long-term loans due within one year (note 20)			**(2,429,078)**		(1,981,461)
			19,246,426		12,356,717

21 LONG-TERM LOANS *(continued)*

(b) Details of long-term loans are as follows: *(continued)*

The Company

	Interest rates and periods	2006 Original currency '000	2006 Renminbi/ Renminbi equivalent '000	2005 Original currency '000	2005 Renminbi/ Renminbi equivalent '000
Long-term bank loans					
Renminbi loans	Interest rates mainly ranging from 5.18% to 6.16% per annum as at 31 December 2006 (2005: 4.94% to 5.51%), with maturities up to 2016		**2,851,060**		2,661,060
US dollar loans	Interest rates mainly ranging from 6.18% to 6.38% per annum as at 31 December 2006 (2005: 4.67% to 5.86%), with maturities up to 2008	**114,712**	**895,750**	132,703	1,070,941
			3,746,810		3,732,001
Shareholder loans *(Note (i))*					
Renminbi loans	Interest rates mainly ranging from 5.27% to 5.83% per annum as at 31 December 2006 (2005: 5.27% to 5.85%), with maturities up to 2011		**585,000**		760,000
State loans *(Note (ii))*					
Renminbi loans	Interest rate mainly at 2.55% per annum as at 31 December 2006 (2005: Nil), with maturity up to 2020		**11,200**		–
US dollar loans	Interest rate mainly at 5.51% per annum as at 31 December 2006 (2005: 3.77%), with maturity up to 2012	**8,417**	**65,729**	9,605	77,513
			76,929		77,513

21 LONG-TERM LOANS *(continued)*

(b) Details of long-term loans are as follows: *(continued)*

The Company *(continued)*

		2006		2005	
	Interest rates and periods	Original currency	Renminbi/ Renminbi equivalent	Original currency	Renminbi/ Renminbi equivalent
		'000	*'000*	*'000*	*'000*
Other loans (Note (iii))					
Renminbi loans	Interest rates mainly ranging from 5.18% to 5.67% per annum as at 31 December 2006 (2005: 5.02% to 5.18%), with maturities up to 2009		**798,037**		898,037
			5,206,776		5,467,551
Less: Long-term loans due within one year *(note 20)*			**(1,479,935)**		(792,827)
			3,726,841		4,674,724

21 LONG-TERM LOANS *(continued)*

(b) Details of long-term loans are as follows: *(continued)*

The Company *(continued)*

The above foreign currency loans are translated into Renminbi at the following exchange rate:

	2006	2005
US dollars	**7.8087**	8.0702

Notes:

(i) Shareholders loans

Balance of shareholders loans is analysed as follows:

	The Group		*The Company*	
	2006	*2005*	***2006***	*2005*
	'000	*'000*	***'000***	*'000*
SITIC	***585,000***	*760,000*	***585,000***	*760,000*
China Huadian	***750,000***	*550,000*	—	—
	1,335,000	*1,310,000*	***585,000***	*760,000*

Shareholder loan borrowed from SITIC bear interest at rates quoted from the People's Bank of China for same periods less 10%.

Shareholder loans borrowed from China Huadian bear interest rates at 4.15% - 5.40% (2005: 4.98%) based on their respective costs of funds.

(ii) State loans

The loans mainly represent a loan facility of US$310,000,000 granted by the International Bank for Reconstruction and Development (the "World Bank") to the PRC state government pursuant to a loan agreement entered into 1992, to finance the Zouxian Phase III project. According to the terms of the aforesaid loan agreement, the PRC state government on-lent the loan facility to the Shandong Provincial Government which in turn on-lent it to Shandong Electric Power (Group) Corporation ("SEPCO"). Pursuant to a notice from the Finance Office of Shandong Province dated 5 August 1997 and as formally agreed by the World Bank, part of the loan facility in the principal amount of US$278,250,000 was made available by the Shandong Provincial Government to the Company. The repayment of this loan is guaranteed by SEPCO.

In 2006, a loan of RMB11,200,000 was granted to the Group by the MOF as funding for certain environmental and comprehensive resources utilisation construction projects.

21 LONG-TERM LOANS *(continued)*

(b) Details of long-term loans are as follows: *(continued)*

Notes: (continued)

(iii) Other loans

Balance of other loans is analysed as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	'000	'000	**'000**	'000
China Huadian Finance	**1,140,037**	988,037	**798,037**	898,037
Others	**389,038**	476,233	**—**	—
	1,529,075	1,464,270	**798,037**	898,037

Other loans borrowed from China Huadian Finance bear interest at rates quoted from the People's Bank of China for same periods less 10%.

(c) Terms of long-term loans are analysed as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	'000	'000	**'000**	'000
On credit	**16,539,765**	10,705,065	**5,141,047**	5,390,038
Guaranteed by SEPCO	**65,729**	77,513	**65,729**	77,513
Guaranteed by China Huadian	**220,000**	380,000	**—**	—
Guaranteed by third parties	**949,510**	1,245,600	**—**	—
Secured	**3,900,500**	1,930,000	**—**	—
	21,675,504	14,338,178	**5,206,776**	5,467,551
Less: Long-term loans due within one year	**(2,429,078)**	(1,981,461)	**(1,479,935)**	(792,827)
	19,246,426	12,356,717	**3,726,841**	4,674,724

The secured loans are secured by the income stream in respect of the sale of electricity of a subsidiary.

22 DEFERRED TAX

Deferred tax (liabilities)/assets are attributable to tax effect of the following items:

	The Group		The Company	
	2006	2005	**2006**	2005
	'000	*'000*	***'000***	*'000*
Deferred tax assets:				
Preliminary expenses	**12,993**	8,431	**3,824**	1,227
Provision for stock and trade receivables	**28,608**	25,461	**20,291**	20,067
Depreciation of fixed assets	**—**	1,160	**—**	1,160
Accrued expenses	**78,016**	34,923	**58,137**	28,372
Others	**53**	2,159	**22**	—
	119,670	72,134	**82,274**	50,826
Set-off within legal tax units and jurisdictions	**(24,066)**	(13,312)	**—**	—
Total deferred tax assets	**95,604**	58,822	**82,274**	50,826
Deferred tax liabilities:				
Depreciation of fixed assets	**(502,606)**	(312,350)	**—**	—
Set-off within legal tax units and jurisdictions	**24,066**	13,312	**—**	—
Total deferred tax liabilities	**(478,540)**	(299,038)	**—**	—
Net deferred tax (liabilities)/ assets	**(382,936)**	(240,216)	**82,274**	50,826

23 SHARE CAPITAL

	2006	2005
	'000	*'000*
Registered, issued and paid up capital:		
1,431,028,000 (2005: 1,431,028,000) H shares of RMB1 each	**1,431,028**	1,431,028
4,590,056,200 (2005: 569,000,000) A shares of RMB1 each	**4,590,056**	569,000
4,021,056,200 domestic shares of RMB1 each (non-circulating)	**—**	4,021,056
	6,021,084	6,021,084

All the above classes of shares rank pari passu in all material respects.

In January 2005, the Company was approved by China Securities Regulatory Commission, with Zheng Jian Fa Xing Zi [2005] No. 2, to further issue 765,000,000 RMB ordinary shares with par value of RMB 1 each. As a result, the registered capital of the Company was increased to 6,021,084,200 shares. The RMB ordinary shares issued in 2005 included 196,000,000 unlisted domestic shares. The remaining 569,000,000 A shares were listed on the Shanghai Stock Exchange on 3 February 2005.

Since the implementation of the Share Reform on 1 August 2006, all domestic shares became eligible for listing and circulation on the Shanghai Stock Exchange. However, the 3,850,356,200 original domestic shares held by the original domestic shareholders have a period of restriction for disposal ranging from 1 to 3 years. In addition, the non-circulating shareholders of the Company have promised not to dispose of the shares acquired in the circulating A shares market totalling 43,764,920 shares within 6 months after the completion of the Share Reform. Details of the Share Reform are set out in note 1.

The paid up share capital included RMB3,825,056,200 paid up domestic shares capital which has been verified by Shandong Jining Public Accounting Firm on 18 June 1994 and capital verification report has been issued. The capital verification report was Kuai Shi (Zou) Yan Zi No. 102. The paid up H shares capital of RMB1,431,028,000 has been verified by KPMG Huazhen on 30 August 1999 and capital verification report has been issued. The report number of the capital verification report was KPMG-C-(1999) CV No. 0005. The paid up A shares capital of 569,000,000 and paid up domestic shares capital of RMB196,000,000 have been verified by KPMG Huazhen on 28 January 2005 and capital verification report has been issued. The report number of the capital verification report was KPMG-A-(2005) CR No. 0005.

24 CAPITAL RESERVE, STATUTORY SURPLUS RESERVE, STATUTORY PUBLIC WELFARE FUND AND DISCRETIONARY SURPLUS RESERVE

(a) Capital reserve

The movement of capital reserve is as follows:

	The Group and the Company		
	Share premium	Others	Total
	'000	'000	'000
At 1 January 2005	747,941	7,442	755,383
Addition for the year	1,120,501	21,677	1,142,178
At 31 December 2005	1,868,442	29,119	1,897,561
Addition for the year	—	120,629	120,629
At 31 December 2006	1,868,442	149,748	2,018,190

Share premium mainly represents the net premium received from the issuance of H Shares in June 1999 and the issuance of RMB ordinary shares in January 2005. Other capital reserves mainly represent government grants transferred from special payables after completion of state-funded projects.

(b) The movement of statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve are as follow:

	The Group and the Company			
	Statutory surplus reserve	Statutory public welfare fund	Discretionary surplus reserve	Total
	'000	'000	'000	'000
At 1 January 2005	860,722	333,085	63,690	1,257,497
Profit appropriations	101,497	50,748	—	152,245
Transfer to discretionary surplus reserve	—	(4,399)	4,399	—
At 31 December 2005	962,219	379,434	68,089	1,409,742
Transfer to statutory surplus reserve	379,434	(379,434)	—	—
Profit appropriations	112,189	—	—	112,189
At 31 December 2006	1,453,842	—	68,089	1,521,931

(Expressed in Renminbi)

24 CAPITAL RESERVE, STATUTORY SURPLUS RESERVE, STATUTORY PUBLIC WELFARE FUND AND DISCRETIONARY SURPLUS RESERVE *(continued)*

(c) Profit appropriations

(i) Appropriation is determined in accordance with the related rules and terms in the Company's articles of association.

(ii) According to the Company's articles of association, the Company is required to appropriate at least 10% of its profit after taxation, as determined under PRC Accounting Standards and Regulations, to the statutory surplus reserve until the reserve balance reaches 50% of the registered share capital. The appropriation to the statutory surplus reserve must be made before distribution of dividend to shareholders.

The statutory surplus reserve can be used to make good previous years' losses, if any, or to increase the share capital provided that the balance after such issue is not less than 25% of the registered share capital.

(iii) According to the Notice issued by the MOF of the PRC on accounting issues relating to the implementation of the Company Law (Cai Qi [2006] No. 67), the Company transferred the balance of the statutory public welfare fund as at 31 December 2005 to statutory surplus reserve.

In prior years, according to the Company's articles of association, the Company was required to appropriate 5% to 10% (at the discretion of the Board of Directors) of its profit after taxation as determined under PRC Accounting Standards and Regulations to the statutory public welfare fund. The use of this fund was restricted to the provision of employees' collective welfare benefits, for example, construction of staff dormitories, staff canteens and other staff welfare facilities. The fund was non-distributable, other than on the Company's liquidation. The appropriation to the statutory public welfare fund must be made before distribution of dividend to shareholders.

(iv) The Board of Directors of the Company approved the percentage of profit appropriations for 2005 and 2006 as follows:

		2006	2005
(a)	To statutory surplus reserve	**10%**	10%
(b)	To statutory public welfare fund	—	5%

For details of distribution of dividend, please refer to note 25.

(v) According to the articles of association of the Company, the retained profits available for distribution are the lower of the amounts determined under PRC Accounting Standards and Regulations applicable to the Company and the amount determined under International Financial Reporting Standards ("IFRS") or the applicable financial regulations of the place in which the Company is listed (if the financial statements of the Group is not prepared under IFRS).

25 DIVIDENDS

On 23 March 2007, the Board of Directors recommend the payment of cash dividend of RMB0.062 per share (2005: RMB0.065 per share) to the ordinary shareholders, amounting to approximately RMB373,307,000 (2005: RMB391,370,000). Such cash dividend has not been recognised as a liability at the balance sheet date.

26 SALES FROM PRINCIPAL ACTIVITIES

Sales from principal activities represent revenues from sale of electricity and heat, net of VAT, and are summarised as follow:

	The Group		**The Company**	
	2006	2005	**2006**	2005
	'000	*'000*	***'000***	*'000*
Revenue from sale of electricity	**14,835,072**	13,034,607	**7,752,948**	8,020,386
Revenue from sale of heat	**295,855**	265,790	**4,457**	1,796
	15,130,927	13,300,397	**7,757,405**	8,022,182

Revenues from sale of electricity and heat of the Group are subject to VAT based on the invoiced amounts at 17% and 13% respectively (output VAT). SEPCO, Sichuan Province Power Company, Ningxia Electric Power Company and purchasers of heat are liable to pay output VAT together with the invoiced amounts. VAT from purchase of raw materials by the Group (input VAT) can be netted off against output VAT received from sale of electricity and heat.

Total sales from top five customers of the Group, and the percentage over sales from principal activities are as follow:

	2006		2005	
	Total sales	**Percentage over sales from principal activities**	Total sales	Percentage over sales from principal activities
	'000		*'000*	
The Group	**14,984,565**	**99.0%**	13,215,444	99.4%
The Company	**7,757,405**	**100%**	8,022,182	100%

27 SALES TAXES AND SURCHARGES

	The Group		The Company	
	2006	2005	**2006**	2005
	'000	*'000*	***'000***	*'000*
City maintenance and construction tax	**99,328**	85,305	**55,096**	52,759
Education surcharge	**58,391**	48,986	**31,483**	30,148
	157,719	134,291	**86,579**	82,907

28 FINANCIAL EXPENSES

	The Group		The Company	
	2006	2005	**2006**	2005
	'000	*'000*	***'000***	*'000*
Interest incurred	**1,368,370**	773,656	**411,127**	288,772
Less: Interest capitalised	**(610,906)**	(189,404)	**(121,408)**	(29,661)
Net interest expenses	**757,464**	584,252	**289,719**	259,111
Interest income	**(8,754)**	(19,285)	**(3,303)**	(12,294)
Net exchange gain	**(49,162)**	(39,984)	**(45,459)**	(36,601)
Net gain on derivative financial instruments	**(7,610)**	(11,710)	**(7,610)**	(11,710)
Total	**691,938**	513,273	**233,347**	198,506

29 INVESTMENT INCOME

	The Group		The Company	
	2006	2005	**2006**	2005
	'000	'000	**'000**	'000
Long-term equity investment income				
- Accounted for under the cost method	**3,140**	240	**3,140**	—
- Accounted for under the equity method	**36,843**	15,856	**463,449**	304,700
Amortisation of equity investment difference	**(294)**	(294)	**(18,745)**	(28,710)
Gain on disposal of investments	**16,156**	—	**16,156**	—
Total	**55,845**	15,802	**464,000**	275,990

There was no material restriction on remittance of investment income of the Group and the Company.

30 INCOME TAX

Income tax in the income statement represents:

	The Group		The Company	
	2006	2005	**2006**	2005
	'000	'000	**'000**	'000
Current taxation				
Charge for EIT of the PRC for the year	**432,802**	436,780	**351,246**	364,463
Deferred taxation				
Original and reversal of temporary differences	**65,624**	69,801	**(31,448)**	(415)
	498,426	506,581	**319,798**	364,048

For years 2005 and 2006, EIT of the PRC is calculated at applicable rate on taxable profits (note 3). There was no material deferred taxation not recognised by the Group and the Company.

31 RELATED PARTIES AND MATERIAL RELATED PARTY TRANSACTIONS

(a) Related parties having the ability to exercise control over the Group

Company name	Registered address	Principal operation	Relationship with the Company	Type of enterprise	Authorised representative
China Huadian	Beijing, the PRC	Development, construction and operation management of electricity related business, organisation of production and sale of electricity and heat	Holding company	State-owned enterprise	Cao Peixi
Guangan Company	Guangan, the PRC	Generation and sale of electricity	Subsidiary	Limited liability company	Chen Jianhua
Qingdao Company	Qiangdao, the PRC	Generation and sale of electricity and heat	Subsidiary	Limited liability company	Chen Jianhua
Weifang Company	Weifang, the PRC	Generation and sale of electricity	Subsidiary	Limited liability company	Zhong Tonglin
Zibo Company	Zibo, the PRC	Generation and sale of electricity and heat	Subsidiary	Limited liability company	Wang Wenqi
Zhangqiu Company	Zhangqiu, the PRC	Generation and sale of electricity and heat	Subsidiary	Limited liability company	Wang Wenqi
Tengzhou Company	Tengzhou, the PRC	Generation and sale of electricity and heat	Subsidiary	Limited liability company	Gou Wei
Xinxiang Company	Xinxiang, the PRC	Development of coal-fired power plant	Subsidiary	Limited liability company	Geng Yuanzhu
Suzhou Company	Suzhou, the PRC	Development of coal-fired power plant	Subsidiary	Limited liability company	Geng Yuanzhu
Lingwu Company	Lingwu, the PRC	Development of coal-fired power plant	Subsidiary	Limited liability company	Geng Yuanzhu

31 RELATED PARTIES AND MATERIAL RELATED PARTY TRANSACTIONS *(continued)*

(a) Related parties having the ability to exercise control over the Group *(continued)*

Company name	Registered address	Principal operation	Relationship with the Company	Type of enterprise	Authorised representative
Luding Company	Garze Tibetan, the PRC	Development of hydro power plant	Subsidiary	Limited liability company	Zhong Tonglin
Jiangsu Huadian Binhai Wind Power Company Limited ("Binhai Company")	Yancheng, the PRC	Development of wind power plant	Subsidiary	Limited liability company	Gou Wei
Huadian International Shangdong Materials Company Limited ("Materials Company")	Jinan, the PRC	Procurement of materials	Subsidiary	Limited liability company	Wang Wenqi
Huadian Qingdao Heat Company Limited ("Qingdao Heat Company")	Qingdao, the PRC	Sale of heat	Subsidiary	Limited liability company	Wang Wenqi
Huadian International Shangdong Project Company Limited ("Project Company")	Jinan, the PRC	Management of construction project	Subsidiary	Limited liability company	Geng Yuanzhu
Huadian International Shangdong Information Company Limited ("Information Company")	Jinan, the PRC	Development and maintenance of information system to the Group	Subsidiary	Limited liability company	Zhong Tonglin

31 RELATED PARTIES AND MATERIAL RELATED PARTY TRANSACTIONS *(continued)*

(b) Registered capital and its movement of the related parties having the ability to exercise control over the Group

Company name	Opening balance '000	Addition for the year '000	Closing balance '000
China Huadian	12,000,000	—	12,000,000
Guangan Company	1,270,260	125,000	1,395,260
Qingdao Company	380,000	320,000	700,000
Weifang Company	200,000	1,050,000	1,250,000
Zibo Company	374,800	—	374,800
Zhangqiu Company	380,508	100,242	480,750
Tengzhou Company	245,000	—	245,000
Xinxiang Company	69,000	50,000	119,000
Suzhou Company	55,000	165,934	220,934
Lingwu Company	—	150,000	150,000
Luding Hydropower Company	—	79,290	79,290
Binhai Wind Power Company	—	10,000	10,000
Materials Company	30,000	20,000	50,000
Qingdao Heat Company	20,000	10,000	30,000
Project Company	3,000	—	3,000
Information Company	—	3,000	3,000

31 RELATED PARTIES AND MATERIAL RELATED PARTY TRANSACTIONS *(continued)*

(c) Shareholding and its movement of related parties having the ability to exercise control over the Group

Company name	Opening balance		Addition/(disposal) for the year		Closing balance	
	Shares	%	*Shares*	%	*Shares '000*	%
China Huadian	3,011,075	50.01	(50,013)	(0.83)	2,961,062	49.18
Guangan Company	1,016,200	80.00	100,000	—	1,116,200	80.00
Qingdao Company	209,000	55.00	176,000	—	385,000	55.00
Weifang Company	60,000	30.00	502,500	15.00	562,500	45.00
Zibo Company	374,800	100.00	—	—	374,800	100.00
Zhangqiu Company	305,975	80.41	100,000	4.04	405,975	84.45
Tengzhou Company	133,500	54.49	82,500	33.67	216,000	88.16
Xinxiang Company	62,100	90.00	50,000	—	112,100	90.00
Suzhou Company	53,350	97.00	159,972	—	213,322	97.00
Lingwu Company	—	—	97,500	65.00	97,500	65.00
Luding Hydropower Company	—	—	79,290	100.00	79,290	100.00
Binhai Wind Power Company	—	—	10,000	100.00	10,000	100.00
Materials Company	28,200	94.00	21,800	6.00	50,000	100.00
Qingdao Heat Company	11,000	55.00	5,500	—	16,500	55.00
Project Company	2,820	94.00	180	6.00	3,000	100.00
Information Company	—	—	3,000	100.00	3,000	100.00

(d) Related parties not having the ability to exercise control over the Group

Major related parties not having the ability to exercise control over the Company up to 31 December 2006 were:

Company name	Relationship with the Company
SITIC	holding 14.11% shareholding in the Company
China Huadian Engineering (Group) Corporation	Controlled by China Huadian
China Huadian Finance	Associate
Huadian Coal	Associate
Ningxia Power Company	Associate

31 RELATED PARTIES AND MATERIAL RELATED PARTY TRANSACTIONS *(continued)*

(e) The Board of Directors of the Company are of the opinion that the following material transactions were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

	Note	2006 '000	2005 '000
Construction and equipment cost	(i)	**267,099**	17,109
Interest expenses	(ii)	**162,861**	97,820
Loans borrowed from related party	(ii)	**1,898,000**	1,293,037
Loans repaid to related party	(ii)	**1,092,500**	683,037
Service contract	(iii)	**26,000**	—

(i) The amount represented construction and equipment cost paid and payables to China Huadian Engineering (Group) Corporation.

In December 2003, Qingdao Company entered into a construction agreement with China Huadian Engineering (Group) Corporation and ALSTOM Power Norway AS in respect of the construction work of a sea water de-sulphur project in Qingdao Company for a consideration of US$5,790,000.

In November 2005, Zouxian Power Plant and Welfang Company entered into construction agreements with China Huadian Engineering (Group) Corporation in respect of the construction work of waste-water recycling systems for consideration of RMB76,658,000 and RMB50,900,000 respectively.

In April 2005, Xinxiang Company entered into a construction agreement with China Huadian Engineering in respect of construction work of a coal transportation system for a consideration of RMB195,185,000.

In May 2005, Xinxiang Company entered into a purchasing agreement with China Huadian Engineering in respect of the procurement of pipelines for constructions for a consideration of RMB99,987,820.

(ii) Loans borrowed from SITIC, China Huadian, China Huadian Finance, Huadian Coal and Ningxia Power Company are set out in notes 15 and 21.

(iii) In 2006, the Company and Huadian Coal entered into an agreement for engagement of Huadian Coal for provision of management and co-ordination services in relation to coal procurement in the PRC. The service fee for the year of 2006 amounted to RMB26,000,000.

(Expressed in Renminbi)

31 RELATED PARTIES AND MATERIAL RELATED PARTY TRANSACTIONS *(continued)*

(f) In April 2005, the Company, China Huadian and certain fellow subsidiaries of China Huadian jointly set up a company, Huadian Property in Beijing, the PRC. Huadian Property was established on 8 June 2005 and has registered capital of RMB550,000,000. The Company owns 30% equity interest in Huadian Property with a cost of investment amounting to RMB165,000,000.

(g) In December 2005, the Company acquired 97% equity interest in Suzhou Company and 90% equity interest in Xinxiang Company from China Huadian for considerations of RMB74,900,000 and RMB90,100,000 respectively.

(h) In April 2006, the Company injected RMB315 million to the registered capital of Huadian Coal, which was originally a wholly owned subsidiary of China Huadian, for part of the capital enlargement. After the completion of the capital enlargement of Huadian Coal, the Company owns about 20.19% equity interest in Huadian Coal.

(i) Apart from the loans from related parties mentioned in notes 15 and 21 and other receivables/payables from/to related parties mentioned in notes 6 and 19, the Group did not have any closing balance of other receivables/payables from/to related parties at 31 December 2005 and 2006.

(j) At 31 December 2006, Zhongning Company provided guarantees to banks for loans granted to Ningxia Power Company amounting to RMB42,500,000.

(k) At 31 December 2006, Guangan Company provided guarantees to banks for loans granted to Longtan Coal Company amounting to RMB73,400,000.

(l) In December 2006, the Company injected RMB147,360,000 to China Huadian Finance, a subsidiary of China Huadian, to participate in the capital enlargement of China Huadian Finance. After the completion of the capital enlargement of China Huadian Finance, the Company owns 15% equity interest in China Huadian Finance.

(m) The Company paid investment deposit to China Huadian to acquire 95% equity interest in Wuhu Company. For details, please refer to note 14.

32 CAPITAL COMMITMENTS

The capital commitments the Group (not including jointly controlled entity) are as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	'000	*'000*	***'000***	*'000*
Contracted for	**9,287,831**	12,866,798	**4,301,709**	6,997,542
Authorised but not contracted for	**6,553,676**	13,489,193	**733,675**	6,203,586
	15,841,507	26,355,991	**5,035,384**	13,201,128

These capital commitments relate to purchase of fixed assets and capital contributions to the Group's investments and associates.

The Group's proportionate share of the jointly controlled entity's capital expenditure commitments:

	2006	2005
	'000	*'000*
The Group's proportionate share of the jointly controlled entity's capital expenditure commitments	**—**	1,058,502

33 OPERATING LEASE COMMITMENTS

According to those non-cancellable operating lease agreements in respect of land and buildings, the total future minimum lease payments of the Group are as follows:

	2006	2005
	'000	*'000*
Within one year	**31,674**	33,978
Between one and two years	**30,178**	30,178
Between two and three years	**30,178**	30,178
Over three years	**533,145**	563,323
	625,175	657,657

Pursuant to an agreement, the Company is leasing certain land from the Shandong Provincial Government for a term of 30 years with effect from 1 September 1997. The annual rental will be adjusted every five years thereafter with an upward adjustment of not more than 30% of the previous year's rental. The current annual rental effective from 1 January 2001 is RMB30,178,000 and there was no change in annual rental in 2006. The future minimum lease payments in respect of the land is calculated based on the existing annual rental of RMB30,178,000.

34 SUBSIDIARIES, JOINTLY CONTROLLED ENTITY AND ASSOCIATES

The particulars of subsidiaries, jointly controlled entity and associates of the Company at 31 December 2006 are as follows:

(i) Subsidiaries

Company	Registered capital	Percentage of equity interests held by the Group and the Company	Cost of investment	Consolidation period	Principal activities
	'000	%	'000		
Guangan Company	1,395,260	80	1,137,013	Since 2004	Generation and sale of electricity
Qingdao Company	700,000	55	345,668	Since 1999	Generation and sale of electricity and heat
Weifang Company	1,250,000	45	823,483	Since 1999	Generation and sale of electricity
Zibo Company	374,800	100	374,800	Since 2001	Generation and sale of electricity and heat
Zhangqiu Company	480,750	84.45	405,740	Since 2002	Generation and sale of electricity and heat
Tengzhou Company	245,000	88.16	224,400	Since 2002	Generation and sale of electricity and heat
Xinxiang Company	119,000	90	140,100	Since 2005	Development of coal-fired power plant
Suzhou Company	220,934	97	234,872	Since 2005	Development of coal-fired power plant

34 SUBSIDIARIES, JOINTLY CONTROLLED ENTITY AND ASSOCIATES *(continued)*

The particulars of subsidiaries, jointly controlled entity and associates of the Company at 31 December 2006 are as follows: *(continued)*

(i) Subsidiaries *(continued)*

Company	Registered capital	Percentage of equity interests held by the Group and the Company	Cost of investment	Consolidation period	Principal activities
	'000	*%*	*'000*		
Lingwu Company	150,000	65	97,500	Since 2006	Development of coal-fired power plant
Luding Hydropower Company	79,290	100	79,290	Since 2006	Development of hydro power plant
Binhai Wind Power Company	10,000	100	10,000	Since 2006	Development of wind power plant
Materials Company	50,000	100	38,649	Since 2004	Procurement of materials
Qingdao Heat Company	30,000	55	16,500	Since 2004	Sale of heat
Project Company	3,000	100	3,335	Since 2004	Management of construction project
Information Company	3,000	100	3,000	Since 2006	Development and maintenance of information system to the Group

34 SUBSIDIARIES, JOINTLY CONTROLLED ENTITY AND ASSOCIATES *(continued)*

The particulars of subsidiaries, jointly controlled entity and associates of the Company at 31 December 2006 are as follows: *(continued)*

(i) Subsidiaries *(continued)*

In January 2006 (the "acquisition date"), the Group increased its equity interests in Weifang Company from 30% to 45%. Since the acquisition date, the Group has obtained the power to govern the financial and operating policies of Weifang Company, and obtain benefits and bear risks from its operation. Since the acquisition date, Weifang Company changed from a jointly controlled entity to a subsidiary of the Group. Total assets and liabilities as at acquisition date and operating results of Weifang Company for the period from the acquisition date to 31 December 2006 had the following effect on the Group's financial statements:

	'000
Net assets at the acquisition date:	
Current assets	133,059
Long-term equity investment	3,500
Fixed assets	1,759,912
Intangible assets	19,799
Current liabilities	(899,599)
Long-term liabilities	(682,215)
Net assets	334,456
The effect of operating results for the period from the acquisition date to 31 December 2006 on the Group's financial statements:	
Sales from principal activities	857,539
Profit from principal activities	177,538
Profit before income tax	106,019
Income tax	(27,443)
Net profit	78,576

34 SUBSIDIARIES, JOINTLY CONTROLLED ENTITY AND ASSOCIATES *(continued)*

(ii) Jointly controlled entity

Company	Registered capital	Percentage of equity interests held by the Company	Cost of investment	Consolidation period	Principal activities
	'000	%	*'000*		
Zhongning Company	285,600	50	142,800	Since 2006	Generation and sale of electricity

In April 2006, Zhongning amended its article of association. Pursuant to the revised article of association, the Company and Ningxia Power Company jointly controlled Zhongning Company. Thereafter, Zhonging Company changed from an associate to a jointly controlled entity of the Company.

34 SUBSIDIARIES, JOINTLY CONTROLLED ENTITY AND ASSOCIATES *(continued)*

(iii) Associates

Company	Registered capital	Percentage of equity interests held by the Group	Percentage of equity interests held by the Company	Percentage of equity interests held by subsidiaries	Cost of investment	Principal activities
	'000	%	%	%	'000	
Ningxia Power Company	900,000	31.11	31.11	—	280,000	Generation and sale of electricity and investment holding
Chizhou Company	640,000	40	40	—	258,940	Generation and sales of electricity
Huadian Property	550,000	30	30	—	165,000	Property development
Luzhou Company	600,000	40	40	—	240,000	Development of coal-fired power plant
Huadian Coal	1,560,000	20.19	20.19	—	315,000	Provision of coal procurement service
Zoucheng Lunan	4,333	40	40	—	1,733	Provide service to Zouxian Power Plant
China Huadian Finance	800,000	15	15	—	147,360	Provision of corporate financial service to its group companies
Longtan Coal Company	90,000	36	—	45	40,500	Development of coal mines and sale of coal

35 CONTINGENT LIABILITIES

At 31 December 2006, the Company provided guarantees to banks for loans granted to certain subsidiaries amounting to RMB462,911,000 (2005: RMB876,911,000).

At 31 December 2006, the Group (including proportionate share of jointly controlled entity's contingent liabilities) provided guarantees to banks for loans granted to certain associates amounting to RMB94,650,000 (31 December 2005: Nil).

36 EXTRAORDINARY GAIN AND LOSS

According to requirements of "Questions and answers on the preparation of information disclosures of companies issuing public shares No. 1 - extraordinary gain and loss" (2004 revised), extraordinary gain and loss of the Group are set out below:

	The Group		**The Company**	
	2006	2005	**2006**	2005
	'000	*'000*	***'000***	*'000*
Extraordinary gain and loss for the year				
Non-operating income	**5,851**	17,005	**107**	1,447
Non-operating expenses	**(9,542)**	(6,873)	**(8,257)**	(1,415)
Gain on disposal of investments	**16,156**	—	**16,156**	—
Net gain on derivative financial instruments	**7,610**	11,710	**7,610**	11,710
	20,075	21,842	**15,616**	11,742
Less: Tax effect of the above items	**(6,948)**	(7,208)	**(5,153)**	(3,875)
Total	**13,127**	14,634	**10,463**	7,867

(Expressed in Renminbi)

37 POST BALANCE SHEET EVENTS

(a) On 1 January 2007, the Group adopted the Accounting Standards System for Business Enterprises ("New Accounting Standards") issued by the Ministry of Finance, the PRC on 15 February 2006, and ceased to adopt the existing Accounting Standards for Business Enterprises and Accounting Regulations for Business Enterprises ("Existing Accounting Standards"). The implementation of the New Accounting Standards by the Group may result in changes in accounting policies and estimates made in accordance with Existing Accounting Standards, and may have an impact on the Group's financial condition and results of operation.

(b) On 16 March 2007, the Tenth National People's Congress ("NPC") plenary session passed the enterprise income tax law ("New Tax Law") that imposes a single uniform income tax rate of 25% for most enterprises. The New Tax Law will be effective as of 1 January 2008. The New Tax Law contemplates various transition periods and measures for existing preferential tax policies and empowers the State Council to enact appropriate implementing rules. As a result, the Group currently cannot assess the impact of the New Tax Law on its deferred tax assets and liabilities and the related impact on income statement.

(c) The Equity Transfer Agreement between the Company and China Huadian in relation to the acquisition of Wuhu Company (see notes 14 and 31(m)) was approved by the relevant authorities of the PRC on 30 December 2006. The Company has settled the remaining consideration of RMB10,160,000 to China Huadian pursuant to the Investment Agreement. As all the pre-requisite conditions of the Investment Agreement has been fulfilled, the acquisition was completed in January 2007. Wuhu Company will be consolidated in the Group's financial statements.

38 SEGMENT REPORTING

The Group's profits are almost entirely attributable to the generation and sale of electricity in the PRC. Accordingly, no segmental analysis is provided.

SUPPLEMENTARY INFORMATION EXPLANATORY NOTES FOR DIFFERENCES BETWEEN THE FINANCIAL STATEMENTS PREPARED UNDER THE PRC ACCOUNTING STANDARDS AND REGULATIONS ("PRC GAAP") AND INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

Financial statements of the Group prepared under IFRS for 2005 and 2006 are audited by KPMG, Certified Public Accountants of Hong Kong.

Financial statements of the Group prepared under PRC GAAP for 2005 and 2006 are audited by KPMG Huazhen.

Effects of major differences between PRC GAAP and IFRS on net profit are analysed as follows:

	Note	**2006** ***RMB'000***	2005 *RMB'000*
Net profit under PRC GAAP		**1,121,886**	1,014,976
Adjustments:			
Net fair value adjustment	(a)	**(48,616)**	(32,893)
Adjustment of goodwill/ consolidation difference	(b)	**19,395**	29,360
Capitalisation of general borrowing costs	(c)	**161,793**	58,257
Government grants	(d)	**960**	2,363
Long-term deferred expenses	(e)	**(21,298)**	—
Other adjustments	(f)	**(2,761)**	1,074
Effects of the above adjustments on taxation		**(30,158)**	(6,716)
Minority interests	(g)	**157,742**	90,532
Profit for the year under IFRS		**1,358,943**	1,156,953

Effects of major differences between PRC GAAP and IFRS on shareholders' equity are analysed as follows:

	Note	**2006** ***RMB'000***	2005 *RMB'000*
Shareholders' equity under PRC GAAP		**13,377,316**	12,526,171
Adjustments:			
Net fair value adjustment	(a)	**554,231**	415,976
Adjustment of goodwill/consolidation difference	(b)	**(306,353)**	(238,586)
Capitalisation of general borrowing costs	(c)	**220,050**	58,257
Government grants	(d)	**(134,775)**	(18,240)
Long-term deferred expenses	(e)	**(21,298)**	—
Other adjustments	(f)	**(6,030)**	(127)
Effects of the above adjustments on taxation		**(206,875)**	(121,742)
Minority interests	(g)	**2,371,637**	1,040,707
Total equity under IFRS		**15,847,903**	13,662,416

Notes:

(a) *When preparing consolidated financial statements, according to PRC GAAP, consolidated financial statements are prepared based on respective financial statements of the Company and subsidiaries and jointly controlled entity. According to IFRS, consolidated financial statements are prepared based on the respective financial statements of the Company and assets and liabilities, being adjusted to fair values at the time of acquisition, of subsidiaries and jointly controlled entity. There are differences between the carrying value and the fair value of net assets, at the time of acquisition, of subsidiaries and jointly controlled entity of the Company and such differences are mainly for fixed assets.*

Fair value adjustment mainly represents the difference between the carrying value and the fair value of fixed assets, at the time of acquisition, of subsidiaries and jointly controlled entity and the related adjustment in depreciation in respect of the difference between the carrying value and the fair value after the acquisition.

(b) *According to PRC GAAP, consolidation difference represents the excess of the cost of investment over the carrying value of the net assets acquired. According to IFRS, goodwill represents the excess of the cost of acquisition over the fair value of net identifiable assets acquired. As mentioned in note (a), there are differences between the carrying value and the fair value of net assets acquired, and so there are differences between consolidation difference and goodwill. Besides, according to IFRS 3, goodwill should not be amortised, instead, goodwill shall be tested for impairment annually.*

(c) *According to PRC GAAP, only borrowing costs on funds that are specifically borrowed for acquisition and construction are eligible for capitalisation as part of the cost of that asset. According to IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs could be capitalised as part of the cost of that asset.*

(d) *According to PRC GAAP, conditional government grants should be recorded in long-term liabilities first and credited to capital reserve after fulfilling the requirements from government for the construction projects. According to IFRS, conditional government grants should be recorded in long-term liabilities first and amortised in profit or loss using straight line method over the useful lives of the relevant assets after fulfilling the requirements from government for the construction projects.*

(e) *According to PRC GAAP, except for acquisition and construction of fixed assets, all expenses incurred during the set-up period are aggregated in long-term deferred expenses and charged to profit or loss in full in the month of commencement of operations. According to IFRS, those expenses should be charged to profit or loss for the period incurred.*

(f) *No material individual adjustments included in other adjustments.*

(g) *According to PRC GAAP, minority interests are presented in the consolidated balance sheet separately from liabilities and as deduction from the shareholders' funds. Minority interests in the results of the Group for the year are also separately presented in the consolidated income and profit appropriation statement as deduction before arriving at the net profit. According to IFRS, minority interests are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the period are presented in the consolidated income statement as an allocation of the total profit or loss for the year between the minority interests and the equity shareholders of the Company.*

華電國際電力股份有限公司
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED

中國山東省濟南市經三路14號
14 Jingsan Road, Jinan, Shandong, PRC
郵編 Postal Code : 250001
網址 web site : www.hdpi.com.cn

END